                           THIS MATERIAL IS IMPORTANT
                     AND REQUIRES YOUR IMMEDIATE ATTENTION.

           IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE,
                 YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISORS.

                                     [LOGO]

                NOTICE OF PROCEEDINGS AND MEETING OF HOLDERS OF
                           12% Senior Notes due 2007
                     10 3/4% Senior Discount Notes due 2007
                      9.95% Senior Discount Notes due 2008
                         10 5/8% Senior Notes due 2008
                          7.65% Senior Notes due 2006
                          7.15% Senior Notes due 2004
                          7.625% Senior Notes due 2005
                                       of
                                AT&T CANADA INC.
                                      and
                        Certain Other Affected Creditors
                                       of
                      AT&T CANADA INC., AT&T CANADA CORP.,
                     AT&T CANADA TELECOM SERVICES COMPANY,
               AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC.,
                       METRONET FIBER WASHINGTON INC. and
                               NETCOM CANADA INC.

                        MANAGEMENT INFORMATION CIRCULAR
                  --------------------------------------------
                  --------------------------------------------

                           WITH RESPECT TO A PROPOSED

              CONSOLIDATED PLAN OF ARRANGEMENT AND REORGANIZATION

          UNDER THE COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA) AND
                      THE CANADA BUSINESS CORPORATIONS ACT

                                JANUARY 20, 2003

                                     [LOGO]

January 20, 2003

To:    The Holders of

       12% Senior Notes due 2007
       10 3/4% Senior Discount Notes due 2007
       9.95% Senior Discount Notes due 2008
       10 5/8% Senior Notes due 2008
       7.65% Senior Notes due 2006
       7.15% Senior Notes due 2004
       7.625% Senior Notes due 2005
       of AT&T CANADA INC. (collectively, the "NOTEHOLDERS")

       - and -

       Certain Other Creditors of

       AT&T CANADA INC., AT&T CANADA CORP.,
       AT&T CANADA TELECOM SERVICES COMPANY,
       AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC.,
       METRONET FIBER WASHINGTON INC. and
       NETCOM CANADA INC.

    We are pleased to invite you to the meeting of the Affected Creditors of AT&T Canada Inc. ("AT&T CANADA") to be held at the Fairmont Royal York Hotel, Confederation Room No. 5, 100 Front Street West, Toronto, Ontario, at
10:00 a.m. (Toronto time) on February 20, 2003 (the "MEETING") and to present for your approval the terms of the proposed consolidated plan of arrangement and reorganization (the "PLAN"). The purpose of the Plan is to restructure the balance sheet of AT&T Canada and certain of its subsidiaries (collectively, the "AT&T CANADA COMPANIES"), provide for the compromise, settlement and payment of the claims of Affected Creditors (as defined in the Plan) and to simplify the operating structure of the AT&T Canada Companies. Upon implementation of the Plan, Affected Creditors will receive their PRO RATA share of cash in an aggregate amount which is currently estimated to be approximately $240 million, but which will not be less than $200 million. Affected Creditors will also receive all of the outstanding equity of New AT&T Canada, a new public company which will own all of the outstanding equity of AT&T Canada. New AT&T Canada will emerge from the restructuring proceedings with no long-term debt.

    The Plan represents the final stage of AT&T Canada's restructuring process which began early in 2002 and through which AT&T Canada has implemented operational changes and cost reduction initiatives. On October 15, 2002, AT&T Canada and the financial and legal representatives of the steering committee of the informal committee (the "AD HOC COMMITTEE") representing a very significant number of Noteholders announced an agreement in principle on the terms of a financial restructuring, which is reflected in the terms of the Plan. Last week, AT&T Canada concluded negotiations with AT&T Corp. which have resulted in a series of new commercial agreements defining how AT&T Canada will transition to a fully independent and re-branded company.

    We are now asking for your approval of the Plan so AT&T Canada can emerge from the capital restructuring and we can focus our resources and energies on serving our customers and building value for our new equity holders. The implementation of the Plan together with our new commercial agreements will position New AT&T Canada to be a strong, long-term competitor in the Canadian telecommunications marketplace.

    The Plan reflects the agreement reached by AT&T Canada with the restricted committee of the Ad Hoc Committee (the "RESTRICTED COMMITTEE") after extensive negotiations. The AT&T Canada Board of Directors and KPMG Inc., the Monitor under the CCAA proceedings, believe that the implementation of the Plan is essential for the AT&T Canada Companies to continue as going concerns. If the Plan is not implemented, the AT&T Canada Board of Directors and the Monitor believe that the most likely alternative would be a liquidation of the assets of the AT&T Canada Companies. THE AT&T CANADA BOARD OF DIRECTORS AND THE MONITOR RECOMMEND THAT AFFECTED CREDITORS VOTE FOR THE RESOLUTION TO APPROVE THE PLAN.

    The Restricted Committee and its financial and legal advisors support the Plan as a good result for Noteholders, and believe that the implementation of the Plan is in the best interests of the Noteholders. In particular, the Restricted Committee and its financial and legal advisors believe that the Plan provides Noteholders with a greater recovery than through a liquidation of the assets of the AT&T Canada Companies. THE RESTRICTED COMMITTEE AND ITS FINANCIAL AND LEGAL ADVISORS RECOMMEND THAT NOTEHOLDERS VOTE FOR THE RESOLUTION TO APPROVE THE PLAN.

    Attached you will find instructions on completing and returning the enclosed form of proxy. If you have any questions regarding voting procedures, you may call AT&T Canada's solicitation agent Georgeson Shareholder
Communications, Inc. at 1-866-203-9356. Please note that proxies are due in to the Monitor, KPMG Inc., no later than 5:00 p.m. (Toronto time), on February 19, 2003 or may be deposited with the chair of the Meeting prior to the commencement of the Meeting.

    Your vote on the matters to be voted upon at the Meeting is important. Whether or not you expect to attend, please complete and return the enclosed form of proxy, which will ensure that you are represented at the Meeting.

    We thank you for working with us and for your continued support and confidence in AT&T Canada.

                                    Respectfully,

[GRAPHIC]                                        [GRAPHIC]
Purdy Crawford                                   John McLennan
Chairman of the Board of Directors               Vice Chairman & Chief Executive Officer

    THE ACCOMPANYING INFORMATION CIRCULAR CONTAINS A DETAILED DESCRIPTION OF AND A COPY OF THE PLAN AND THE MEETING ORDER AND OTHER INFORMATION CONCERNING AT&T CANADA TO ASSIST YOU IN CONSIDERING THIS MATTER. PLEASE GIVE THIS MATERIAL YOUR CAREFUL CONSIDERATION AND, IF YOU REQUIRE ASSISTANCE, CONSULT YOUR FINANCIAL, TAX OR OTHER PROFESSIONAL ADVISORS.

                               TABLE OF CONTENTS

                                               PAGE
                                             --------
IMPORTANT INFORMATION......................       iii
FORWARD-LOOKING STATEMENTS.................        iv
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE................................        iv
EXCHANGE RATE INFORMATION..................         v
NOTICE OF PROCEEDINGS AND MEETING..........        vi
GLOSSARY OF TERMS AND EXPRESSIONS..........       vii
SUMMARY....................................         1
MANAGEMENT INFORMATION CIRCULAR............        14
PROCEDURE FOR THE MEETING..................        14
VOTING AT THE MEETING......................        14
  Determination of Claims..................        14
  Assignment of the Claims.................        15
  Solicitation of Proxies..................        16
  Appointment and Revocation of Proxies....        16
  Signature of Form of Proxy...............        16
  Voting of Proxies........................        17
  Exercise of Discretion of Proxyholder....        17
  Beneficial Holders.......................        17
  Interest of Management and Others........        17
BACKGROUND TO THE ARRANGEMENT..............        17
  Court Proceedings........................        21
  Settlement of Other Material Contracts...        22
IMPACT OF THE ARRANGEMENT AND
  REORGANIZATION...........................        22
  Capital Structure........................        22
DESCRIPTION OF THE PLAN OF ARRANGEMENT AND
  REORGANIZATION...........................        22
  Approval of the Plan.....................        23
  Classification of Affected Creditors.....        23
  The AT&T Canada Reorganization...........        24
  Creation of New AT&T Canada..............        24
  New OpCo Arrangement and Reorganization..        25
  Restructuring and Subordination of
    AT&T Canada Canadian Inter-Company
    Indebtedness and Claims following their
    Purchase...............................        26
  Treatment of Affected Creditors..........        26
  Unaffected Claims........................        28
  Calculations.............................        28
  Description of the New Share Capital.....        28
  Allocation of the New AT&T Canada Board
    of Directors...........................        30
  Board Super-Majority Requirements........        31
  Approval of the New AT&T Canada
    By-Laws................................        32
  Approval of Management Incentive Plan....        33
  Approval of New Rights Plan..............        33
  Approval of Acquisition Rights
    Agreement..............................        36
  Court Approval and Completion of the
    Plan...................................        36

                                               PAGE
                                             --------
  Procedures...............................        37
  Steps of the Arrangement.................        37
  Conditions to the Plan Becoming
    Effective..............................        39
  Implementation...........................        39
  Releases.................................        39
REORGANIZATION VALUATION...................        40
HYPOTHETICAL LIQUIDATION ASSESSMENT........        43
RECOMMENDATION OF THE MONITOR..............        43
RECOMMENDATION OF THE BOARD OF DIRECTORS...        43
RECOMMENDATION OF THE RESTRICTED COMMITTEE
  AND NOTEHOLDER ADVISORS..................        44
CERTAIN REGULATORY AND OTHER MATTERS
  RELATING TO THE ARRANGEMENT..............        44
  United States............................        44
  Canada...................................        44
  Exchange Listings........................        45
DESCRIPTION OF EXISTING FINANCING
  ARRANGEMENTS.............................        45
  12% Notes................................        45
  10 3/4% Notes............................        45
  9.95% Notes..............................        46
  10 5/8% Notes............................        46
  7.65% Notes..............................        46
  7.15% Notes..............................        46
  7.625% Notes.............................        46
PRO FORMA CONSOLIDATED FINANCIAL
  INFORMATION..............................        47
BUSINESS OF NEW AT&T CANADA FOLLOWING THE
  ARRANGEMENT..............................        50
  Telecommunications Environment...........        53
  Employees................................        53
NEW COMMERCIAL ARRANGEMENTS................        53
  New License Agreement....................        53
  Framework Agreement......................        57
PROJECTED FINANCIAL INFORMATION............        58
APPOINTMENT OF THE BOARD OF DIRECTORS......        60
MANAGEMENT.................................        63
DIVIDEND POLICY............................        66
INCOME TAX CONSIDERATIONS..................        67
  Certain Canadian Federal Income Tax
    Considerations.........................        67
  Certain US Federal Income Tax
    Considerations.........................        70
RISK FACTORS...............................        74
  Risk Factors Relating to
    Non-Implementation of the Plan.........        74
  Risk Factors Relating to the
    Implementation of the Plan.............        74
WHERE YOU CAN FIND INFORMATION.............        79

                                               PAGE
                                             --------
GENERAL....................................        79
  Legal Matters............................        79
  Auditors, Transfer Agents and
    Registrars.............................        79
  Approval of Circular by the Board of
    Directors..............................        80
APPENDIX A -- FORM OF AFFECTED CREDITORS'
  RESOLUTION...............................       A-1
APPENDIX B -- INITIAL CCAA ORDER...........       B-1
APPENDIX C -- PLAN OF ARRANGEMENT AND
  REORGANIZATION...........................       C-1

                                               PAGE
                                             --------
APPENDIX D -- HYPOTHETICAL LIQUIDATION
  ASSESSMENT...............................       D-1
APPENDIX E -- CLAIMS PROCEDURE ORDER.......       E-1
APPENDIX F -- MEETING ORDER................       F-1
APPENDIX G -- RECOMMENDATION OF THE
  RESTRICTED COMMITTEE AND NOTEHOLDER
  ADVISORS.................................       G-1

                             IMPORTANT INFORMATION

    THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE CONSOLIDATED PLAN OF ARRANGEMENT AND REORGANIZATION REFERRED TO IN THIS CIRCULAR (THE "PLAN") SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

    SECURITIES ISSUED UNDER THE PLAN WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH SECURITIES WILL INSTEAD BE ISSUED IN RELIANCE UPON THE EXEMPTION PROVIDED BY SECTION 3(A)(10) OF THE 1933 ACT AND APPLICABLE EXEMPTIONS UNDER STATE SECURITIES LAWS. SECURITIES ISSUED UNDER THE PLAN WILL BE FREELY TRANSFERABLE UNDER UNITED STATES FEDERAL SECURITIES LAWS, EXCEPT FOR SECURITIES HELD BY PERSONS WHO ARE DEEMED TO BE "AFFILIATES" OF
AT&T CANADA INC. ("AT&T CANADA") PRIOR TO OR AFTER THE IMPLEMENTATION OF THE PLAN. SUCH SECURITIES HELD BY "AFFILIATES" MAY BE RESOLD BY THEM ONLY IN TRANSACTIONS PERMITTED BY THE RESALE PROVISIONS OF RULE 145(D) PROMULGATED UNDER THE 1933 ACT OR AS OTHERWISE PERMITTED UNDER THE 1933 ACT.

    THIS CIRCULAR HAS BEEN PREPARED IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. CREDITORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. SOME OF THE FINANCIAL INFORMATION OF AT&T CANADA WHICH IS INCLUDED OR INCORPORATED BY REFERENCE HEREIN HAS BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES. THE PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP") AS THEY APPLY TO AT&T CANADA ARE SUMMARIZED IN NOTE 22 TO AT&T CANADA'S CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2001, AND 2000 AND THE CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT AND CASH FLOWS FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2001, WHICH ARE INCORPORATED BY REFERENCE IN THIS CIRCULAR.

    CREDITORS OF THE AT&T CANADA COMPANIES ("CREDITORS") SHOULD BE AWARE THAT THE RECEIPT OF THE SECURITIES DESCRIBED HEREIN PURSUANT TO THE PLAN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SEE "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" AND "CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS" FOR CERTAIN INFORMATION CONCERNING TAX CONSEQUENCES OF THE PLAN FOR CREDITORS WHO ARE RESIDENTS IN OR CITIZENS OF CANADA OR THE UNITED STATES.

    THE ENFORCEMENT BY CREDITORS OF CIVIL LIABILITIES UNDER SECURITIES LAWS OF THE UNITED STATES MAY BE AFFECTED ADVERSELY BY THE FACT THAT CERTAIN OF THE
AT&T CANADA COMPANIES ARE INCORPORATED UNDER THE LAWS OF A JURISDICTION OTHER THAN THE UNITED STATES, THAT SOME OR ALL OF THEIR RESPECTIVE OFFICERS AND DIRECTORS MAY BE RESIDENTS OF COUNTRIES OTHER THAN THE UNITED STATES, THAT SOME OR ALL OF THE EXPERTS NAMED IN THIS CIRCULAR MAY BE RESIDENTS OF COUNTRIES OTHER THAN THE UNITED STATES AND THAT ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE AT&T CANADA COMPANIES AND SUCH PERSONS MAY OR WILL BE LOCATED OUTSIDE THE UNITED STATES.

    NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE PLAN OR DETERMINED THAT THIS CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

    Creditors should not construe the contents of this Circular as investment, legal or tax advice. Creditors should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Plan.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Circular including, without limitation, statements containing the words "anticipates", "believes", "intends", "estimates", "expects", "projects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the AT&T Canada Companies or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The operations and results of the AT&T Canada Companies' telecommunications business may be subject to the effect of other risks and uncertainties. Factors which could cause results or events to differ materially from current expectations include but are not limited to: the negotiation, approval and implementation of the AT&T Canada Companies' restructuring plan under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CANADA BUSINESS CORPORATIONS ACT; the risks to the AT&T Canada Companies if the restructuring plan is not approved and Creditors enforce their rights against the AT&T Canada Companies and their assets; the implementation of the transition to a new brand for the AT&T Canada Companies; the implications of, terms of and differences from former commercial arrangements represented by the AT&T Canada Companies' new commercial arrangements with AT&T Corp. including loss of customers, traffic and revenue; competition in Canada with AT&T Corp.; existing government regulations and changes in, or the failure to comply with, government regulations; the level of expenditures necessary to sustain operations, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether the AT&T Canada Companies' strategies will yield the expected benefits, synergies and growth prospects; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the AT&T Canada Companies' ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the Incumbent Local Exchange Carriers' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers by the Canadian Radio-television and Telecommunications Commission and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; and the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel. Certain of these factors are discussed in more detail elsewhere in this Circular including, without limitation, under the caption "Risk Factors Relating to the Implementation of the Plan". Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The AT&T Canada Companies disclaim any obligations to update any such factors or publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada by AT&T Canada are specifically incorporated by reference and form an integral part of this Circular.

1. AT&T Canada's consolidated balance sheets as at December 31, 2001, and 2000 and the consolidated statement of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001, together with the auditors' report thereon dated February 1, 2002, except as to note 2, which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002, found at pages 22 to 86 of AT&T Canada's Annual Report for the year ended
    December 31, 2001 (the "2001 ANNUAL REPORT").

2. Management's discussion and analysis found at pages 1 to 21 of the 2001 Annual Report.

3.  Annual Information Form of AT&T Canada dated May 10, 2002.

4. AT&T Canada's consolidated condensed financial statements (unaudited) and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2001 and September 30, 2002.

5. Material change reports of AT&T Canada dated May 13, 2002, July 2, 2002, October 10, 2002 and October 21, 2002.

6. Notice of the 2001 Annual Meeting of Shareholders and Management Proxy Circular of AT&T Canada dated May 10, 2002 (the "PROXY CIRCULAR"), excluding
    (i) disclosure contained therein regarding the composition of the Compensation Committee of the board of directors of AT&T Canada and its report on executive compensation; (ii) the graph comparing the semi-annual percentage change in AT&T Canada's cumulative total shareholder return on its Class B Deposit Receipts with the cumulative total return of the TSX Total Return Index; and (iii) the disclosure of AT&T Canada's corporate governance practices, which was included in the Proxy Circular to comply with the disclosure requirements of The Toronto Stock Exchange.

    ANY DOCUMENTS OF THE TYPE REFERRED TO IN THE PRECEDING PARAGRAPH AND ANY MATERIAL CHANGE REPORTS (EXCEPT CONFIDENTIAL MATERIAL CHANGE REPORTS) SUBSEQUENTLY FILED BY AT&T CANADA WITH A SECURITIES COMMISSION OR ANY SIMILAR REGULATORY AUTHORITY IN CANADA, AFTER THE DATE OF THIS CIRCULAR AND PRIOR TO PLAN IMPLEMENTATION DATE, SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS CIRCULAR.

    ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS CIRCULAR.

                           EXCHANGE RATE INFORMATION

    AT&T CANADA PUBLISHES ITS CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS. IN THIS CIRCULAR, EXCEPT WHERE OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.

    The following table sets forth, for each period indicated, the low and high exchange rates, the average of the exchange rates during the period indicated and the exchange rate at the end of each period indicated for one Canadian dollar expressed in US dollars, based on the inverse of the Bank of Canada spot rate of exchange at the close of business:

                                                                       YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                     1997       1998       1999       2000       2001       2002
                                                   --------   --------   --------   --------   --------   --------
High.............................................   0.7482     0.7101     0.6929     0.6967     0.6696     0.6613
Low..............................................   0.6948     0.6331     0.6524     0.6417     0.6237     0.6202
Average(1).......................................   0.7202     0.6721     0.6752     0.6736     0.6448     0.6376
Rate at period end...............................   0.6991     0.6522     0.6929     0.6669     0.6278     0.6339

------------

(1) The average of the exchange rate on the last day of each month during the applicable period.

    On January 17, 2003, the Bank of Canada spot rate of exchange at the close of business was $1.5353 per US$1.00.

    Pursuant to the Plan (as defined in the Circular), all Claims (as defined in the Circular) will be denominated in Canadian dollars. Any Claim in US dollars will be converted at the Bank of Canada spot rate of exchange at the close of business on the Business Day immediately preceding the Commencement Time (as defined in the Circular) which rate was $1.5869 per US$1.00.

    This Circular includes references to certain data in kilometres:
1 kilometre equals 0.6214 miles.

                                AT&T CANADA INC.
                       NOTICE OF PROCEEDINGS AND MEETING

    NOTICE IS HEREBY GIVEN pursuant to an Order of the Ontario Superior Court of Justice (Commercial List), (the "COURT"), dated January 17, 2003 made by the Honourable Mr. Justice Farley, (the "ORDER") that AT&T Canada Inc.,
AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T CANADA COMPANIES"), pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, as amended (the "CCAA"), will on or about January 22, 2003, file with the Court a plan (the "PLAN") that constitutes a consolidated plan of arrangement and reorganization under Sections 191 and 192 of the CANADA BUSINESS CORPORATIONS ACT,
R.S.C. 1985, c. C-44, as amended (the "CBCA") and Section 4 of the CCAA.

    The Plan is described in the Management Information Circular (the "CIRCULAR") accompanying this Notice and the full text of the Plan is set forth in Appendix C to the Circular. The Plan contemplates the restructuring of the AT&T Canada Companies, and the compromise of rights and claims of certain creditors of the AT&T Canada Companies (the "AFFECTED CREDITORS").

    NOTICE IS ALSO HEREBY GIVEN to the Affected Creditors, pursuant to the CCAA and the Order, of a meeting of the Affected Creditors (the "MEETING") to be held at the Fairmont Royal York Hotel, Confederation Room No. 5, 100 Front Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on February 20, 2003 for the purpose of considering and, if thought advisable, passing, with or without variation, a resolution (the "ARRANGEMENT AND REORGANIZATION RESOLUTION") to approve the Plan (the full text of which is set forth in Appendix A to the Circular) and to transact such other business as may properly come before the Meeting or any adjournment thereof.

    In order that the Plan be binding on the Creditors (as defined in the Circular) in accordance with the CCAA, the Arrangement and Reorganization Resolution to approve the Plan must first be approved by a majority in number of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting and that represent at least two thirds (66 2/3%) in value of the Voting Claims (as defined in the Circular) of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting. The Plan must also be sanctioned by the Court under the CCAA Proceedings and the CBCA Proceedings (as defined in the Circular). The US Proceedings Order (as defined in the Circular) must be made in order to recognize the Canadian proceedings in the United States and to give full effect to the Plan in the United States. Subject to satisfaction of the conditions to implementation of the Plan, all Affected Creditors will then receive the treatment set forth in the Plan unless otherwise ordered by the Court.

    To be entitled to vote at the Meeting, certain Affected Creditors must have received a Notice of Claim or submitted Proof(s) of Claim within certain specified time periods as set forth in the Circular. Affected Creditors that are entitled to vote but unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy in the return envelope provided. In order to be used at the Meeting, a proxy must be deposited at the offices of the Monitor at the address set forth on the form of proxy at any time prior to 5:00 p.m. (Toronto time) on the last business day before the Meeting, or with the chair of the Meeting prior to the commencement of the Meeting.

    NOTICE IS ALSO HEREBY GIVEN that if the Plan is approved by the Affected Creditors at the Meeting, the AT&T Canada Companies will bring a motion to the Court on the 25th day of February, 2003 at 10:00 a.m. (Toronto time) at 393 University Avenue, Toronto, Ontario. The motion will be for an order sanctioning the Plan under the CCAA and the CBCA and ancillary relief consequent upon such sanction. Any Affected Creditor who wishes to appear or be represented and to present evidence or arguments at the Court hearing in Canada seeking sanction of the Plan must serve and file with the Court a Notice of Appearance and serve such Notice of Appearance on AT&T Canada's solicitors.

    Affected Creditors requiring assistance with the completion of proxy documentation may call the Monitor, attention: Mr. Philip Reynolds, at
(416)777-3203 (fax no.: (416)777-3364) for assistance.

    DATED at Toronto, Canada this 17th day of January, 2003.

    BY ORDER OF THE COURT

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                       GLOSSARY OF TERMS AND EXPRESSIONS

    Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular.

"7.15% NOTES" means the $150 million 7.15% Senior Notes due September 23, 2004.

"7.625% NOTES" means the US$250 million 7.625% Senior Notes due March 15, 2005.

"7.65% NOTES" means the US$1.0 billion 7.65% Senior Notes due September 15,
2006.

"9.95% NOTES" means the US$970 million 9.95% Senior Discount Notes due June 15, 2008.

"10 3/4% NOTES" means the US$170 million 10 3/4% Senior Discount Notes due November 1, 2007.

"10 5/8% NOTES" means the US$225 million 10 5/8% Senior Notes due November 1, 2008.

"12% NOTES" means the US$250 million 12% Senior Notes due August 15, 2007.

"1933 ACT" means the United States SECURITIES ACT OF 1933, as now in effect as may be amended from time to time prior to the Plan Implementation Date.

"ACQUIRING PERSON" means a Person who, acting jointly or in concert with others, acquires beneficial ownership of either (i) 10% or more of the outstanding Common Shares or such higher amount as may be determined by the New AT&T Canada Board of Directors provided that such amount does not exceed 20% of the outstanding Common Shares; or (ii) 20% or more of the aggregate outstanding
New Shares.

"ACQUISITION RIGHT" means a right to acquire a Common Share upon the terms and conditions of the Acquisition Rights Agreement.

"ACQUISITION RIGHTS AGREEMENT" means the acquisition rights agreement between New AT&T Canada and CIBC Mellon Trust Company, as rights agent, to become effective on the Plan Implementation Date, which will be substantially in the form set out in Schedule E to the Plan.

"AD HOC COMMITTEE" means the informal committee representing holders of a significant amount of the value of AT&T Canada's outstanding Notes established by certain Noteholders to negotiate the terms of a financial and corporate restructuring with the AT&T Canada Companies.

"AFFECTED CLAIMS" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Classification of Affected Creditors".

"AFFECTED CREDITORS" means Creditors with Affected Claims with respect to and to the extent of their Affected Claims.

"AFFECTED CREDITORS CLASS" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Classification of Affected Creditors".

"ANCILLARY APPROVAL ORDER" has the meaning set forth in "New Commercial Arrangements -- Framework Agreement".

"ARRANGEMENT" means the consolidated arrangement and reorganization of the AT&T Canada Companies contemplated by the Plan.

"ARRANGEMENT AND REORGANIZATION RESOLUTION" means the resolution attached as Appendix A to this Circular.

"AT&T CANADA" means AT&T Canada Inc., a corporation continued under the CBCA.

"AT&T CANADA ARTICLES OF REORGANIZATION" means the Articles of Reorganization referred to in Section 5.2 of the Plan to be filed by AT&T Canada pursuant to
Section 191 of the CBCA.

"AT&T CANADA BOARD OF DIRECTORS" means the board of directors of AT&T Canada.

"AT&T CANADA BY-LAWS" means the general by-laws of AT&T Canada to become effective on the Plan Implementation Date, which will have substantially the same terms as the New AT&T Canada By-Laws.

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"AT&T CANADA CANADIAN INTER-COMPANY INDEBTEDNESS" means any claim of
AT&T Canada against AT&T Fibre, AT&T Telecom Services, Canada Corp., Netcom or any other company that is to amalgamate with New OpCo pursuant to the New OpCo Arrangement in respect of any inter-company advances, services rendered or any other matter owing as of the Effective Time.

"AT&T CANADA COMPANIES" means collectively AT&T Canada, AT&T Fibre, AT&T Telecom Services, Canada Corp., MetroNet US, MetroNet Washington and Netcom, or any one of them.

"AT&T CANADA NOTES" means the promissory notes created under Section 4.18 and pursuant to Section 5.8(n) of the Plan.

"AT&T FIBRE" means AT&T Canada Fibre Company, an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.

"AT&T TELECOM SERVICES" means AT&T Canada Telecom Services Company, an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.

"BRAND CONVERSION PLAN" has the meaning set forth in "New Commercial Arrangements -- New License Agreement".

"BUSINESS DAY" means a day, other than Saturday, Sunday or a statutory holiday on which banks are generally open for business in Toronto, in the Province of Ontario, Canada.

"CALCULATION DATE" means February 28, 2003, and if the Plan Implementation Date occurs after April 15, 2003 but on or before May 1, 2003, it shall mean
March 31, 2003, and if the Plan Implementation Date occurs on or after May 2, 2003, it shall mean the date to be set for the AT&T Canada Companies in consultation with the Restricted Committee or otherwise by the Court.

"CANADA CORP." means AT&T Canada Corp., an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.

"CANADIAN GAAP" means Canadian generally accepted accounting principles.

"CASH POOL" means the cash amount to be distributed to the Affected Creditors pursuant to the Plan being (i) all available cash and cash equivalents as of the Calculation Date determined in accordance with Canadian GAAP exceeding the sum of $100 million minus (ii) the Net Working Capital Adjustment (for greater certainty, a negative Net Working Capital Adjustment amount shall increase the Cash Pool and not decrease it) less (iii) the estimated costs in respect of the CCAA Proceedings and the CBCA Proceedings to be paid after the Calculation Date up to the Plan Implementation Date, including the professional fees of advisors which become payable or accrue as of the Plan Implementation Date, without duplication.

"CASH POOL ADVANCE NOTES" means collectively the Cash Pool AT&T Canada Advance Note and the Cash Pool Canada Corp. Advance Note.

"CASH POOL ADVANCES" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Treatment of Affected Creditors".

"CASH POOL AT&T CANADA ADVANCE NOTE" means the cash pool advance promissory note to be issued by New AT&T Canada to AT&T Canada pursuant to Section 4.1(c) of the Plan.

"CASH POOL CANADA CORP. ADVANCE NOTE" means the cash pool advance promissory note to be issued by New AT&T Canada to Canada Corp. pursuant to Section 4.1(c) of the Plan.

"CBCA" means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended.

"CBCA PROCEEDINGS" means the proceedings to be instituted by New OpCo to implement the New OpCo Arrangement.

"CBCA SANCTION ORDER" means the order of the Court proposed to be made in the CBCA Proceedings approving the New OpCo Arrangement, as such order may be amended, varied or modified by the Court from time to time.

"CCAA" means the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36 as amended.

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"CCAA PROCEEDINGS" means the proceedings commenced by the AT&T Canada Companies in the Court at Toronto under Court File No. 02-CL-4715.

"CCAA SANCTION ORDER" means an Order proposed to be made in the CCAA Proceedings to sanction the Plan, as such Order may be amended, varied or modified by the Court from time to time.

"CENTREX" means a service offered by a local telephone service provider that allows the customer to have features that are typically associated with a private branch exchange (PBX). These features include three or four digit dialling, intercom features, distinctive line ringing for inside and outside lines, voice mail waiting indication and others. Centrex services are provided by the central office switching facilities in the telephone network.

"CIRCULAR" means this Management Information Circular including the Appendices attached hereto.

"CLAIM" means any right or claim of any Person against the AT&T Canada Companies, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the AT&T Canada Companies, which indebtedness, liability or obligation is in existence or which is based on an event, act or omission which occurred in whole or in part prior to the Commencement Time, and any interest that may accrue thereon up to the Commencement Time for which there is an obligation to pay, and costs which such Person would be entitled to receive pursuant to the terms of any contract with such Person at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) against any property or assets, whether or not reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which existed prior to the Commencement Time, together with any other rights or claims that would have been claims provable in bankruptcy had the AT&T Canada Companies become bankrupt at the Commencement Time, together with any other rights or claims, whether or not asserted, arising after the Commencement Time in any way, directly or indirectly related to any action taken or power exercised by the AT&T Canada Companies in the CCAA Proceedings.

"CLAIMS PROCEDURE" means the claims procedure and schedules set out therein for determining a Claim for voting and distribution purposes approved by the Claims Procedure Order, as may be amended from time to time.

"CLAIMS PROCEDURE ORDER" means the Order made on November 27, 2002, as may be amended or varied from time to time, approving and implementing the Claims Procedure, a copy of which is attached at Appendix E to this Circular.

"CLAIMS SCHEDULE" means a list of all Known Creditors prepared and updated from time to time by the AT&T Canada Companies, with the assistance of the Monitor, showing the name, last known address and last known facsimile number of each Known Creditor (except that where a Known Creditor is represented by counsel known by the AT&T Canada Companies, the address and facsimile number of such counsel shall be substituted for the last known address and last known facsimile number of the Known Creditor) and, to the extent possible, the amount of each Known Creditor's Claim which the AT&T Canada Companies are prepared to accept for voting and/or distribution purposes.

"CLASS A VOTING SHARES" means the Class A Voting Shares in the capital of AT&T Canada.

"CLASS B NON-VOTING SHARES" means the Class B Non-Voting Shares in the capital of AT&T Canada.

"CLEC" (COMPETITIVE LOCAL EXCHANGE CARRIER) means a local exchange carrier that provides local switched services, such as local dial tone and Centrex in competition with ILECs.

"COMMENCEMENT TIME" means 12:01 a.m. (Toronto time) on October 15, 2002.

"COMMON SHARE RIGHT" means a right to purchase a Common Share upon the terms and subject to the conditions set forth in the New Rights Plan.

"COMMON SHARES" means the common shares in the capital of New AT&T Canada having the rights, privileges, and conditions set forth in the New AT&T Canada Articles and all other rights attaching thereto, including rights under the New Rights Plan.

"CONTOUR GROUP" means, collectively, Contour Telecom Inc./Telecommunications Contour Inc., Contour Telecom Management Corp. and Argos Telecom Inc.

"CONVERSION DATE" means the date at which the Licensee's rights to use certain AT&T Corp.-owned trade-marks, trade-names and copyrights ends as contemplated in the New License Agreement and the Brand Conversion Plan. The Conversion Date shall be no later than December 31, 2003. It shall be the earliest of: the Launch Date, if the launch occurs as a result of notice of termination for Bankruptcy (as defined in the New License Agreement); June 30, 2003, if notice of termination is given prior to that date (other than in respect of Bankruptcy or a Strategic Competitor Acquisition); thirty days from a notice of termination being given by Enterprises if such notice is given on or after June 30, 2003 in relation to the Licensee disparaging the licensed mark or using the licensed mark with unlicensed services or outside of the territory; sixty days from the Launch Date if notice of termination is given by Enterprises on or after June 30, 2003 for any reason under the New License Agreement (other than Bankruptcy, a Strategic Competitor Acquisition, disparagement of the licensed mark or use with unlicensed services or outside of the territory); and December 31, 2003. The New License Agreement also provides for a Conversion Date in the event of a Strategic Competitor Acquisition at the earliest of December 31, 2003 or the date of the closing of such acquisition or the date upon which such Strategic Competitor first holds any such outstanding aggregate equity interest necessary to constitute a Strategic Competitor Acquisition.

"COURT" means the Superior Court of Justice (Commercial List) in the Province of Ontario.

"CREDITOR" means any Person having a Claim against any one of the AT&T Canada Companies and may, where the context requires, include the assignee of a Claim or a trustee, interim receiver, receiver, receiver and manager, liquidator, or other Person acting on behalf of such Person but does not include
New AT&T Canada or AT&T Canada as acquiror of Affected Claims under the Plan.

"CREDITORS' EQUITY POOL" means a maximum of 20,000,000 New Shares to be distributed to the Affected Creditors under the Plan.

"CRTC" means the Canadian Radio-television and Telecommunications Commission, an agency of the Government of Canada, or any successor agency having similar jurisdiction.

"DISTRIBUTION CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for final allowance and distribution purposes, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order and the CCAA.

"EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Plan Implementation
Date.

"ENTERPRISES" means AT&T Canada Enterprises Company, a subsidiary of AT&T Corp. that holds Canadian rights to certain intellectual property of AT&T Corp. under license from AT&T Corp.

"EXISTING AT&T CANADA EQUITY" means all of the issued and outstanding equity in AT&T Canada, including: (i) Class A Voting Shares; (ii) Class B Non-Voting Shares; and (iii) non-voting preferred shares; and all issued and outstanding warrants (including the warrants issued as part of the offering of 12% Notes, entitling the holders thereof to purchase 3.429 Class B Non-Voting Shares of AT&T Canada for each warrant held by such holder), options and agreements or other rights to purchase any of the foregoing, whether vested or not, except for the new separate class of shares to be issued to New AT&T Canada under the Plan.

"EXISTING CANADA CORP. EQUITY" means, prior to the New OpCo Arrangement, all of the issued and outstanding equity in Canada Corp., including: (i) non-voting common shares and (ii) voting preferred shares, and all issued and outstanding warrants, options and agreements to purchase any of the foregoing, whether vested or not, and, after the New OpCo Arrangement, means the securities of New OpCo into which any of the foregoing (including the foregoing warrants, options and agreements to subscribe for or purchase from the issuer any other securities of New OpCo) may be exchanged upon the issuance of the New OpCo Articles of Arrangement, except, in all cases, for the shares of New OpCo owned by AT&T Canada.

"EXISTING INCENTIVE PLANS" means AT&T Canada's 1999 Employee Incentive Plan and 1995 Amended and Restated Employee Incentive Plan.

"EXISTING OPTIONS" means the outstanding options issued pursuant to each of the Existing Incentive Plans.

"FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as granted or affirmed.

"FRAMEWORK AGREEMENT" has the meaning set forth in "New Commercial Arrangements -- Framework Agreement".

"GOVERNMENTAL AUTHORITY" means the Crown, any government, municipality, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation or agent, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

    (i) having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

    (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

"HYPOTHETICAL LIQUIDATION ASSESSMENT" means the hypothetical liquidation assessment prepared by AT&T Canada, on a consolidated basis, a copy of which is attached as Appendix D to this Circular.

"ILEC" means incumbent local exchange carrier.

"INDENTURE TRUSTEES" means the indenture trustees acting in such capacity under the trust indentures governing the issue of Notes to Noteholders.

"INITIAL CCAA ORDER" means the Amended and Restated Initial Order of the Court made on October 15, 2002 in respect of the AT&T Canada Companies, as amended, extended, restated or varied from time to time, a copy of which is attached as Appendix B to this Circular.

"INTER-COMPANY CLAIMS" means any Claims of the AT&T Canada Companies or any affiliates or subsidiaries as defined in the CBCA against any one or more of the AT&T Canada Companies with respect to inter-corporate advances, services rendered or any other matter.

"KNOWN CREDITOR" means an Affected Creditor, other than in its capacity as a Noteholder, whose Claim is included on the Claims Schedule.

"LAUNCH DATE" means the launch of the Licensee's new brand identity which shall be the earliest of (i) September 9, 2003, (ii) the date on which New AT&T Canada makes its first public announcement that it has changed its name to its new corporate name, (iii) June 30, 2003, if notice of termination is given prior to that date (other than in respect of notice of termination for Bankruptcy (as defined in the New License Agreement) or a Strategic Competitor Acquisition),
(iv) the date upon which notice of termination of the New License Agreement is given by Enterprises under the termination provisions of the New License Agreement if such notice is given after June 30, 2003, (v) the date upon which notice of termination is given for Bankruptcy or a Strategic Competitor Acquisition, or (vi) the date upon which, if any, notice of termination is given by Licensee.

"LICENSEE" has the meaning set forth in "New Commercial Arrangements -- New License Agreement".

"LIMITED VOTING SHARE RIGHT" means a right to purchase a Limited Voting Share upon the terms and subject to the conditions set forth in the New Rights Plan.

"LIMITED VOTING SHARES" means the limited voting shares in the capital of New AT&T Canada, having the rights, privileges, restrictions and conditions set forth in the New AT&T Canada Articles, and non-severable rights attaching thereto, including Acquisition Rights and rights under the New Rights Plan.

"MANAGEMENT EMPLOYEES" means the directors, officers and other key employees and consultants of New AT&T Canada and its affiliates to be identified pursuant to the Management Incentive Plan.

"MANAGEMENT INCENTIVE PLAN" means the management incentive plan described in
Section 5.7(b) of the Plan.

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"MEETING" means the meeting of the Affected Creditors Class called for the purpose of considering and voting in respect of the Plan pursuant to the CCAA.

"MEETING ORDER" means the Order made on January 17, 2003 under Section 4 of the CCAA calling the Meeting and setting out, inter alia, the voting process for the Noteholders, as may be amended or varied from time to time and a copy of which is attached as Appendix F to this Circular.

"METRONET US" means MetroNet Fiber US Inc., a corporation incorporated under the laws of the State of Delaware, all of the issued and outstanding shares of which are owned by AT&T Telecom Services.

"METRONET WASHINGTON" means MetroNet Fiber Washington Inc., a corporation incorporated under the laws of the State of Washington, all of the issued and outstanding shares of which are owned by MetroNet US.

"MONITOR" means KPMG Inc., in its capacity as Court-appointed monitor of the AT&T Canada Companies pursuant to the Initial CCAA Order, and any successor thereof.

"NASDAQ NATIONAL MARKET SYSTEM" means the automated quotation system known as the NASDAQ National Market operated by The Nasdaq Stock Market, Inc.

"NBCA" means the New Brunswick BUSINESS CORPORATIONS ACT, S.N.B. 1981 c. B-9.1, as amended.

"NET WORKING CAPITAL" means the number determined from the AT&T Canada consolidated balance sheet as of the Calculation Date as follows:

    (i) the aggregate of the accounts receivable and other current assets (other than cash and cash equivalents); less

    (ii) the accounts payable and accrued liabilities (excluding integration reserves, accrued capital expenditures and interest payable) determined in a manner consistent with the AT&T Canada Companies' June 2002 financial forecast.

"NET WORKING CAPITAL ADJUSTMENT" means $100 million less Net Working Capital.

"NETCOM" means Netcom Canada Inc., a corporation incorporated under the OBCA and, from and after the New OpCo Arrangement, New OpCo.

"NEW AT&T CANADA" means a corporation to be incorporated under the CBCA for the purpose, among other things, of effecting an exchange of the Affected Claims of Affected Creditors for the Creditors' Equity Pool and the Cash Pool in accordance with the Plan.

"NEW AT&T CANADA ARTICLES" means the articles of amendment of New AT&T Canada, which will be substantially in the form set out in Schedule A to the Plan.

"NEW AT&T CANADA BOARD OF DIRECTORS" means the board of directors of New AT&T Canada to be appointed under the CCAA Sanction Order, effective as of the Plan Implementation Date.

"NEW AT&T CANADA BY-LAWS" means the by-laws of New AT&T Canada to become effective on the Plan Implementation Date, which will be substantially in the form set out in Schedule B to the Plan.

"NEW LICENSE AGREEMENT" has the meaning set forth in "New Commercial Arrangements -- New License Agreement".

"NEW OPCO" means 6041027 Canada Inc., a corporation incorporated under the CBCA as a wholly owned subsidiary of AT&T Canada for the purpose of proposing and implementing an arrangement under Section 192 of the CBCA and, from and after the New OpCo Arrangement, will mean the corporation resulting from the amalgamation contemplated under the New OpCo Arrangement.

"NEW OPCO ARRANGEMENT" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- New OpCo Arrangement and Reorganization".

"NEW OPCO ARTICLES OF ARRANGEMENT" means the articles of arrangement to be filed pursuant to Section 192 of the CBCA in connection with the New OpCo Arrangement.

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"NEW OPCO ARTICLES OF REORGANIZATION" means the articles of reorganization referred to in Section 5.3 of the Plan to be filed in the circumstances described in the Plan by New OpCo pursuant to Section 191 of the CBCA.

"NEW OPCO BY-LAWS" means the by-laws of New OpCo, which will have substantially the same terms as the New AT&T Canada By-Laws.

"NEW RIGHTS PLAN" means the shareholders' rights agreement between New AT&T Canada and CIBC Mellon Trust Company, as rights agent, which is to become effective on the Plan Implementation Date, and which will be substantially in the form set out in Schedule D to the Plan.

"NEW SHARES" means the Common Shares and Limited Voting Shares.

"NOTEHOLDERS" means the beneficial holders of one or more series of Notes from time to time, but excluding New AT&T Canada as acquiror of Notes under the Plan.

"NOTES" means the 12% Notes, the 10 3/4% Notes, the 9.95% Notes, the 10 5/8% Notes, the 7.65% Notes, the 7.15% Notes and the 7.625% Notes.

"NOTICE" means the Notice of Proceedings and Meeting dated January 17, 2003 accompanying this Circular.

"NOTICE OF CLAIM" means the notice referred to in paragraph 17 of the Claims Procedure Order, substantially in the form attached to the Claims Procedure Order as Schedule "1", advising each Known Creditor of the value ascribed to the AT&T Canada Companies for such Known Creditor's Affected Claim for voting and distribution purposes.

"NOTICE OF DISPUTE OF CLAIM" means the notice referred to in paragraph 18 of the Claims Procedure Order, substantially in the form attached to the Claims Procedure Order as Schedule "2", which may be delivered to the Monitor by an Affected Creditor disputing a Notice of Claim with reasons for its dispute.

"NOTICE TO AFFECTED CREDITORS" means the notice for publication by the Monitor as described in paragraph 20 of the Claims Procedure Order, substantially in the form attached to the Claims Procedure Order as Schedule "5".

"NSCA" means the Nova Scotia COMPANIES ACT, R.S.N.S. 1989, C. 81, as amended.

"OBCA" means the Ontario BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B-16, as amended.

"ONGOING SUPPLIER" means a supplier of goods, premises or services to the AT&T Canada Companies from whom any of the AT&T Canada Companies has ordered or purchased goods, premises or services within the period of 90 days prior to the Commencement Time and which will not be affected by the AT&T Canada Companies in the CCAA Proceedings.

"OPTIONS" means the options to purchase New Shares to be granted to Management Employees pursuant to the Management Incentive Plan.

"ORDER" means any order of the Court in the CCAA Proceedings.

"PERMITTED BID" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Approval of New Rights Plan -- Permitted Bid Requirements".

"PERSON" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the United States or elsewhere.

"PLAN" means the consolidated plan of arrangement and reorganization filed by the AT&T Canada Companies under the CCAA and CBCA, a copy of which is attached as Appendix C to this Circular, as such Plan may be amended, restated, varied or supplemented by the AT&T Canada Companies from time to time in accordance with the Plan.

"PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to Section 6.5 of the Plan stating that all conditions set out in Section 6.4 of the Plan have been satisfied.

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"PRESCRIBED PERCENTAGE" means either (i) 10% of the outstanding Common Shares or such higher amount as may be determined by the New AT&T Canada Board of Directors provided that such amount does not exceed 20% of the outstanding
Common Shares; or (ii) 20% of the aggregate outstanding New Shares.

"PRICE CAP DECISION" means the decision and order of the CRTC issued on May 30, 2002 reviewing the framework for local competition, which among other things, reviewed the prices that ILECs were permitted to charge CLECs for services that CLECs are required to purchase from ILECs in order to service their customers, entitled Telecom Decision CRTC 2002 -- 34, Reference 8678-C12-11/01.

"PROOF OF CLAIM" means the Proof of Claim referred to in paragraph 18 of the Claims Procedure Order to be filed by Unknown Creditors, substantially in the form attached to the Claims Procedure Order as Schedule "6".

"PUBLIC SWITCHED TELEPHONE NETWORK (PSTN)" means an unrestricted dialling telephone network that is available for public use. The network is an integrated system of transmission and switching facilities, signalling processors, and associated operations support systems that is shared by customers. PSTN is also called a public network, public switched network, or public telephone network.

"RADIOCOMMUNICATION ACT" means the RADIOCOMMUNICATION ACT, R.S.C. 1985, c. R-2, as amended.

"RECORD DATE" means the date established for the purpose of determining the Affected Creditors entitled to receive distributions from the Cash Pool and the Creditors' Equity Pool, which shall be five Business Days prior to the Plan Implementation Date and to the extent that the Record Date shall be a date later than March 25, 2003, the AT&T Canada Companies shall issue a press release at least five Business Days prior to March 25, 2003 setting the new Record Date.

"REORGANIZATION" means the amendment to the articles of AT&T Canada reorganizing the share capital and governance structure of AT&T Canada, which will occur on the Plan Implementation Date pursuant to Article 5 of the Plan.

"REORGANIZATION ENTERPRISE VALUE" means the going concern enterprise value of New AT&T Canada prepared by Greenhill & Co., LLC.

"REORGANIZATION EQUITY VALUE" means the going concern equity value of New
AT&T Canada, which is calculated as follows: Reorganization Enterprise Value plus cash retained by AT&T Canada at the Plan Implementation Date less capital lease obligations outstanding at the Calculation Date.

"REORGANIZATION VALUE" means the sum of the Reorganization Equity Value and the Cash Pool.

"RESIDENCY DECLARATION" means the declaration as to Canadian residency substantially in the form set out in Schedule C to the Plan by which a holder of Limited Voting Shares or an Affected Creditor certifies whether or not it is a Canadian resident for the purposes of the Telecommunications Act.

"RESTRICTED COMMITTEE" means the sub-committee of Noteholders consisting of members of the Ad Hoc Committee who are identified to the AT&T Canada Companies by counsel to the Ad Hoc Committee prior to the Court hearing for the Meeting Order and from time to time thereafter.

"SALE AND CALL AGREEMENT" has the meaning set forth in "Background to the Arrangement".

"SEC" means the United States Securities and Exchange Commission.

"SENIOR CREDIT FACILITY" means the agreement entered into by AT&T Canada, Canada Corp. and AT&T Telecom Services, on December 3, 1999 as amended, with a syndicate of various financial institutions.

"STRATEGIC COMPETITOR" means a person (other than AT&T Corp.) who directly or through one or more of its affiliates is a provider of Telecommunications Service (as such term is defined in Section 2 of the Telecommunications Act) where the sale of such services equals at least 10% of the total annual revenue of such person and/or any one or more of its affiliates, determined individually or in the aggregate for the most recently completed fiscal year or whose revenue from the sale of such services exceeds $10 million determined individually or in the aggregate for the most recently completed fiscal year.

"STRATEGIC COMPETITOR ACQUISITION" means a Strategic Competitor (other than New AT&T Canada) acquiring, holding, or controlling more than 20% of the outstanding aggregate equity of any one or more of the Licensee or any of its affiliates or the outstanding aggregate equity of the Licensee and its affiliates (subject to a conditional exception for the Contour Group).

"TAXES" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof.

"TELECOMMUNICATIONS ACT" means the TELECOMMUNICATIONS ACT, S.C. 1993, c.28 as amended.

"TIER 1 NOTE" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Restructuring and Subordination of AT&T Canada Canadian Inter-Company Indebtedness and Claims following their Purchase".

"TIER 2 NOTE" has the meaning set forth in "Description of the Plan of Arrangement and Reorganization -- Restructuring and Subordination of AT&T Canada Canadian Inter-Company Indebtedness and Claims following their Purchase".

"TOTAL EXISTING NOTE AMOUNT" means $4,719,330,084, being the aggregate sum of the principal amount plus accrued and unpaid interest or aggregate accreted value, as applicable, as of the Commencement Time of the Notes.

"TRANSFER AGENT" means CIBC Mellon Trust Company, the registrar and transfer agent to be appointed by New AT&T Canada on the Plan Implementation Date to maintain the register of securities of New AT&T Canada and record their transfer.

"TSX" means The Toronto Stock Exchange.

"UNAFFECTED CLAIMS" means Claims other than Affected Claims but includes Inter-Company Claims.

"UNKNOWN CREDITORS" means Affected Creditors, other than Noteholders in their capacity as Noteholders, which are not Known Creditors.

"US BANKRUPTCY CODE" means chapter 11 of title 11 of the United States Code, 11 U.S.C., SectionSection101-1330, as amended.

"US GAAP" means United States generally accepted accounting principles.

"US PROCEEDINGS" means the proceedings commenced by the Monitor as foreign representative of the AT&T Canada Companies under Section 304 of the US Bankruptcy Code in the US Bankruptcy Court for the Southern District of New York, seeking, among other things, injunctive relief and entry of the US Proceedings Order.

"US PROCEEDINGS ORDER" means the order to be made in the US Proceedings recognizing the CCAA Sanction Order and the CBCA Sanction Order in the United States and giving full effect to the Plan.

"VOTING CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for voting at the Meeting, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order, the Meeting Order and the CCAA.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS CIRCULAR TO HELP AFFECTED CREDITORS UNDERSTAND THE PLAN. AFFECTED CREDITORS SHOULD READ THIS CIRCULAR CAREFULLY IN ITS ENTIRETY TO UNDERSTAND THE TERMS OF THE PLAN AS WELL AS TAX AND OTHER CONSIDERATIONS THAT MAY BE IMPORTANT TO THEM IN DECIDING WHETHER TO APPROVE THE PLAN. AFFECTED CREDITORS SHOULD PAY SPECIAL ATTENTION TO THE "RISK FACTORS" SECTION OF THIS CIRCULAR. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION (INCLUDING PRO FORMA FINANCIAL INFORMATION) CONTAINED IN THIS CIRCULAR. CAPITALIZED TERMS USED HEREIN, AND NOT OTHERWISE DEFINED, HAVE THE MEANINGS ASCRIBED TO THEM IN THE GLOSSARY OF TERMS AND EXPRESSIONS. AT&T CANADA PUBLISHES ITS CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS. IN THIS CIRCULAR, EXCEPT WHERE OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.

MEETING:                                The Meeting will be held on February 20, 2003 at 10:00 a.m.
                                        (Toronto time) at the Fairmont Royal York Hotel,
                                        Confederation Room No. 5, 100 Front Street West, Toronto,
                                        Ontario. The purpose of the Meeting is to consider and, if thought advisable, to pass, with or without variation, a
                                        resolution to approve a consolidated plan of arrangement and reorganization proposed by the AT&T Canada Companies under the CCAA and sections 191 and 192 of the CBCA. See "Notice of Proceedings and Meeting".

TREATMENT OF AFFECTED CREDITORS:        Under the Plan, in exchange for their Affected Claims,
                                        Affected Creditors will receive:

                                        - cash, in an aggregate amount, which is currently estimated to be $240 million, but will not be less than
                                          $200 million; and

                                        - all the outstanding equity of New AT&T Canada.

                                        Distributions to Affected Creditors will be PRO RATA based on their respective Distribution Claims. DISTRIBUTIONS TO
                                        AFFECTED CREDITORS ARE ANTICIPATED TO OCCUR IN EARLY APRIL
                                        2003.

CASH:                                   The cash will be distributed from the Cash Pool, which will be equal to (i) all available cash and cash equivalents as of the Calculation Date determined in accordance with
                                        Canadian GAAP exceeding the sum of $100 million minus
                                        (ii) the Net Working Capital Adjustment (for greater
                                        certainty, a negative Net Working Capital Adjustment amount shall increase the Cash Pool and not decrease it) less
                                        (iii) the estimated costs in respect of the CCAA Proceedings and the CBCA Proceedings to be paid after the Calculation
                                        Date up to the Plan Implementation Date, including the
                                        professional fees of advisors which become payable or accrue as of the Plan Implementation Date, without duplication.

NEW SHARES:                             The equity received by Affected Creditors will be in the
                                        form of Common Shares and Limited Voting Shares of
                                        New AT&T Canada, which will wholly own AT&T Canada and its subsidiaries. Affected Creditors who are Canadians and
                                        provide a Residency Declaration (required for purposes of
                                        the Telecommunications Act) to New AT&T Canada on or before the Record Date will receive in the aggregate 66 2/3% of the
                                        Common Shares to be issued under the Plan. Other Affected
                                        Creditors will receive in the aggregate 33 1/3% of the
                                        Common Shares and, subject to the qualification outlined
                                        immediately below, 100% of the Limited Voting Shares to be issued under the Plan. No Affected Creditor, together with any other Person or group of Persons with whom it is acting jointly or in concert, will receive Common Shares in excess of 10% of the Common Shares outstanding on the Plan
                                        Implementation Date and Limited Voting Shares will be issued to any Affected Creditor that, together with any other
                                        Person or group of Persons with whom it is acting jointly or in concert, would have otherwise received a number of Common

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
                                        Shares in excess of 10% of the Common Shares outstanding on the Plan Implementation Date. Common Shares and Limited
                                        Voting Shares participate equally in dividends and
                                        distributions and differ only in their voting attributes.
                                        The Existing AT&T Canada Equity and Existing Canada Corp.
                                        Equity will be cancelled without compensation. See
                                        "Description of the Plan of Arrangement and
                                        Reorganization -- Treatment of Affected Creditors" and
                                        "Description of the Plan of Arrangement and
                                        Reorganization -- Description of New Share Capital".

BUSINESS OF AT&T CANADA:                AT&T Canada is the country's largest competitor to the
                                        ILECs. With over 18,700 route kilometres of local and long haul broadband fibre optic network and world class managed service offerings in data, Internet, voice, web hosting and
                                        IT services, AT&T Canada provides a full range of integrated communications products and services to help Canadian
                                        businesses communicate locally, nationally and globally.

                                        During 2002, AT&T Canada implemented a strategic plan to
                                        substantially reduce operating costs and curtail network
                                        development costs, with an objective of maximizing free cash flow. As a result of these actions, during the third quarter of 2002, AT&T Canada generated earnings before interest,
                                        taxes, depreciation and amortization of approximately
                                        $54 million. In addition, AT&T Canada began negotiations
                                        with the Noteholders, which led to the Plan being proposed herein.

                                        Upon implementation of this restructuring plan and upon
                                        emergence from the CCAA Proceedings, AT&T Canada will have no material long-term debt outstanding and cash, expected to be no less than $100 million, available for working capital and general corporate purposes.

                                        On January 16, 2003, AT&T Corp., Enterprises and AT&T Canada
                                        and certain of its affiliates (collectively, the "LICENSEE")
                                        entered into the New License Agreement under which AT&T
                                        Canada will transition to a fully independent, full-service
                                        Canadian telecommunications provider for business customers operating under a new brand identity. The New License
                                        Agreement provides the Licensee with the right to use AT&T
                                        Corp. trade-marks and trade-names until the launch of its
                                        new brand identity which will occur on the Launch Date. As of the Launch Date, the Licensee must have changed its name to a new corporate name and will thereafter and until the
                                        Conversion Date, only use the licensed trade-marks and
                                        trade-names in conjunction with a transition statement. The
                                        Licensee's right to use the AT&T Corp. trade-marks and
                                        trade-names will expire on the Conversion Date which will be no later than December 31, 2003. The New License Agreement provides for the preparation and approval of and adherence by the Licensee to a Brand Conversion Plan which addresses transitional branding obligations. The New License Agreement also provides that it may be terminated under certain
                                        circumstances which may result in an earlier Launch Date and
                                        Conversion Date.

                                        AT&T Corp., Enterprises and the Licensee have expressly
                                        agreed that they will be permitted to compete with each
                                        other during and after the term of the New License
                                        Agreement.

                                        On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada
                                        Telecom Holdings Company and AT&T Communications Holdings
                                        (Canada) Corp. and the AT&T Canada Companies entered into
                                        the Framework Agreement.

                                        The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the
                                        AT&T Canada Companies and AT&T Corp. (other than those
                                        aspects of such relationships which are addressed in the New
                                        License Agreement). In accordance with the Framework
                                        Agreement, on January 16, 2003, the AT&T Canada Companies
                                        and certain other of their affiliates (collectively, the
                                        "AT&T CANADA PARTIES") and AT&T Corp. and certain of its
                                        affiliates (collectively, the "AT&T CORP. PARTIES") entered into mutual releases with respect to any claims existing up to the date of execution thereof, including those claims
                                        arising from any agreements or arrangements (except for
                                        certain excluded agreements) between any one or more of the
                                        AT&T Canada Parties and the AT&T Corp. Parties, whether
                                        currently in existence or heretofore terminated or expired, or arising as a result of any of the AT&T Corp. Parties
                                        being a shareholder of any other of the AT&T Corp. Parties or any of the AT&T Canada Parties. In connection with
                                        AT&T Corp. and the AT&T Canada Companies entering into the
                                        New License Agreement and the Framework Agreement and
                                        agreeing to provide the mutual releases and in order to
                                        facilitate the reorganization of the AT&T Canada Companies pursuant to the Plan, AT&T Canada, Canada Corp., New OpCo,
                                        AT&T Corp., 1519888 Ontario Limited ("BCO") and certain
                                        other parties have entered into the Sale and Call Agreement, in which, among other things, BCo has granted a call option to New OpCo to acquire certain direct and indirect ownership interests in Canada Corp. for a purchase price of $150,000.
                                        The New License Agreement, Framework Agreement, mutual
                                        releases and the Sale and Call Agreement will become
                                        effective upon obtaining the Ancillary Approval Order, which must be obtained on or before February 15, 2003. See
                                        "New Commercial Arrangements".

COURT PROCEEDINGS:                      Pursuant to Orders made on October 15, 2002, November 14,
                                        2002 and January 17, 2003, the Court has stayed proceedings against the AT&T Canada Companies, appointed the Monitor,
                                        ratified the execution of each of the New License Agreement,
                                        Framework Agreement, mutual releases, and the Sale and Call
                                        Agreement and exempted future enforcement of rights under
                                        such agreements from the stay of proceedings and directed
                                        AT&T Canada to call the Meeting to consider the resolution to approve the Plan.

APPROVAL OF THE PLAN:                   In order that the Plan be binding on the Creditors in
                                        accordance with the CCAA, the resolution to approve the Plan must first be approved by a majority in number of the
                                        Affected Creditors that vote on the resolution (in person or by proxy) at the Meeting and that represent at least two
                                        thirds (66 2/3%) in value of the Voting Claims of the
                                        Affected Creditors that vote on the resolution (in person or by proxy) at the Meeting. For the purposes of considering
                                        and voting on the resolution and receiving distributions
                                        under the Plan, there will be only one class of Affected
                                        Creditors. See "Description of the Plan of Arrangement and
                                        Reorganization -- Approval of the Plan".

CLAIMS PROCEDURE:                       NOTEHOLDERS ARE NOT REQUIRED TO SUBMIT PROOF(S) OF CLAIM IN
                                        RESPECT OF THE NOTES.

                                        Noteholders' Voting Claims and Distribution Claims are based on the aggregate accrued principal amounts plus accrued and unpaid interest or aggregate accreted value, as applicable, owing under each series of Notes up to the Commencement
                                        Time, which amounts have been determined by AT&T Canada and confirmed by the Indenture Trustees.

                                        Voting Claims and Distribution Claims of Affected Creditors
                                        will be determined in accordance with the Claims Procedure.
                                        All Noteholders and other Affected Creditors should refer to the Claims Procedure Order and the Meeting Order for a
                                        complete description of the procedures pursuant to which
                                        value will be ascribed to the Affected Claims for both
                                        voting and distribution purposes. See "Voting at the
                                        Meeting -- Determination of Claims".

                                        With respect to Claims other than pursuant to the Notes, the
                                        AT&T Canada Companies, with the assistance of the Monitor, have reviewed all Notices of Dispute of Claim and Proofs of
                                        Claim and have accepted, revised or rejected the amount of each Claim set out therein for voting purposes. If by
                                        January 3, 2003 the Monitor did not send a notice revising or rejecting the amount of such Claim, the AT&T Canada
                                        Companies are deemed to have accepted such Affected
                                        Creditor's Claim in the amount set out in the Notice of
                                        Dispute of Claim or Proof of Claim for voting purposes only.
                                        Affected Creditors may dispute any revision or rejection by the AT&T Canada Companies of the amount set forth in their
                                        Notices of Dispute of Claim or Proofs of Claim in accordance with the Claims Procedure, following which the AT&T Canada
                                        Companies will attempt to resolve the dispute with the
                                        assistance of the Monitor. In the event of a dispute of a
                                        Distribution Claim which the AT&T Canada Companies are
                                        unable to resolve with the assistance of the Monitor, the
                                        amount will be determined by a Court-appointed claims
                                        officer whose decision may be appealed to the Court within certain specified time periods set forth in the Claims
                                        Procedure. If there is a dispute of a Voting Claim which the
                                        AT&T Canada Companies are unable to resolve with the
                                        assistance of the Monitor, the amount will be determined by the Court or by a Court-appointed claims officer.

                                        If any dispute concerning a Voting Claim is not resolved by
                                        5:00 p.m. (Toronto time) on February 19, 2003, the
                                        AT&T Canada Companies may elect to: (i) accept the
                                        determination of the Affected Creditor of the value of its
                                        Voting Claim only for the purpose of voting and subject to a final determination of such Creditor's Voting Claim;
                                        (ii) adjourn the Meeting until a final determination of the
                                        Voting Claim is made; or (iii) deal with the matter as the
                                        Court may otherwise direct.

                                        Creditors will not participate in the Claims Procedure in
                                        respect of their Claims other than Affected Claims. See
                                        "Voting at the Meeting -- Determination of Claims".

PURPOSE OF THE PLAN:                    The purpose of the Plan is to restructure the balance sheets and equity of the AT&T Canada Companies, provide for the
                                        compromise, settlement and payment of the Affected Claims of the Affected Creditors and to simplify the operating
                                        corporate structure of the AT&T Canada Companies. On
                                        implementation of the Plan, Affected Creditors will own 100%
                                        of the equity of New AT&T Canada, which will have no
                                        outstanding long-term debt. See "Description of the Plan of
                                        Arrangement and Reorganization".

EFFECT ON CORPORATE STRUCTURE:          AT&T Canada has incorporated New OpCo as a wholly owned
                                        subsidiary and prior to the Plan Implementation Date,
                                        New AT&T Canada will be incorporated. On the Plan
                                        Implementation Date, there will be, in a series of
                                        sequential steps which are set forth in detail in the Plan, a rationalization of the corporate and financial structure of the AT&T Canada Companies. Upon completion of the
                                        sequential steps, the Existing AT&T Canada Equity and

                                        Existing Canada Corp. Equity (except for the shares held by
                                        AT&T Canada) will be cancelled, AT&T Canada will become a
                                        wholly owned subsidiary of New AT&T Canada, New OpCo will
                                        have amalgamated with certain subsidiaries of AT&T Canada
                                        and become a wholly owned subsidiary of AT&T Canada,
                                        New AT&T Canada will have acquired the Affected Claims from the Affected Creditors in exchange for cash from the Cash
                                        Pool and New Shares from the Creditors' Equity Pool and the
                                        AT&T Canada Canadian Inter-Company Indebtedness will be
                                        compromised and subordinated. See "Description of the Plan of Arrangement and Reorganization".

                                        The implementation of the Plan will result in the following organizational structure, which has been simplified for
                                        illustrative purposes:

                                                                 [GRAPHIC]

SUBORDINATION OF AT&T CANADA            On the Plan Implementation Date, all of the AT&T Canada
  CANADIAN INTER-COMPANY                Canadian Inter- Company Indebtedness owing to AT&T Canada by
INDEBTEDNESS:                           each of the predecessor corporations to New OpCo and as
                                        assumed by New OpCo from and after the New OpCo Arrangement, will be compromised and subordinated as provided in the
                                        Plan. After such compromise and subordination, New OpCo will be indebted to AT&T Canada under two interest bearing notes as follows: Tier 1 indebtedness will have a principal
                                        amount of not more than the fair value of New OpCo and will rank PARI PASSU with other debts and obligations of
                                        New OpCo; and Tier 2 indebtedness will have a principal
                                        amount equal to the remaining balance of the AT&T Canada
                                        Canadian Inter-Company Indebtedness and will be subordinated to the Tier 1 indebtedness.

                                        After the deemed transfer of the Affected Claims of Affected
                                        Creditors to New AT&T Canada pursuant to the Plan,
                                        New AT&T Canada will compromise such Affected Claims. On
                                        completion of the Plan,

                                        AT&T Canada will be indebted to New AT&T Canada pursuant to interest bearing demand notes with an aggregate principal
                                        amount equal to the fair value of AT&T Canada. See
                                        "Description of the Plan of Arrangement and
                                        Reorganization -- Restructuring and Subordination of
                                        AT&T Canada Canadian Inter-Company Indebtedness and Claims
                                        following their Purchase".

DESCRIPTION OF THE                      The authorized share capital of New AT&T Canada following
NEW SHARE CAPITAL:                      the Arrangement will consist of an unlimited number of
                                        Common Shares and Limited Voting Shares. The two classes of shares will be created in order to ensure compliance with
                                        the foreign ownership restrictions in the
                                        Telecommunications Act and the regulations thereunder. Such restrictions are described in "Risk Factors -- Risk Factors
                                        Relating to the Implementation of the Plan -- Restrictions
                                        on Foreign Ownership and Control". The following summary
                                        describes the rights, privileges, restrictions and
                                        conditions that will attach to the New Shares. The full text of the rights, privileges, restrictions and conditions of
                                        the New Shares is set forth in the New AT&T Canada Articles and will be substantially in the form set out in Schedule A to the Plan. See "Description of the Plan of Arrangement and
                                        Reorganization -- Description of New Share Capital".

COMMON SHARES:                          VOTING

                                        Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of New AT&T Canada except meetings at which the holders of a specified class or series (other than the Common Shares) are entitled to vote separately as a class as provided in the
                                        CBCA or in the New AT&T Canada Articles and each Common
                                        Share confers the right to one vote in person or by proxy at all such meetings.

                                        Holders of Common Shares are entitled to elect five of nine members to the New AT&T Canada Board of Directors, subject to increase as described under "Description of the Plan of
                                        Arrangement and Reorganization -- Allocation of the
                                        New AT&T Canada Board of Directors".

                                        No Affected Creditor, together with any other Person or
                                        group of Persons with whom it is acting jointly or in
                                        concert, will receive Common Shares in excess of 10% of the
                                        Common Shares outstanding on the Plan Implementation Date
                                        and Limited Voting Shares will be issued to any Affected
                                        Creditor that, together with any other Person or group of
                                        Persons with whom it is acting jointly or in concert, would have otherwise received a number of Common Shares in excess of 10% of the Common Shares outstanding on the Plan
                                        Implementation Date.

                                        DIVIDENDS AND DISTRIBUTIONS

                                        The Common Shares participate equally with the Limited
                                        Voting Shares with respect to the declaration of any
                                        dividends or distributions if, as and when declared by the
                                        New AT&T Canada Board of Directors.

                                        LIQUIDATION

                                        Holders of Common Shares are entitled to receive the
                                        remaining assets of New AT&T Canada on its winding-up or
                                        dissolution in equal amounts, share for share, with the
                                        holders of Limited Voting Shares.

                                        CONVERSION

                                        The Common Shares are convertible, at the option of the
                                        holders of the Common Shares, at any time and from time to time, into Limited Voting Shares on a share-for-share basis.

                                        COMPLIANCE WITH THE TELECOMMUNICATIONS ACT

                                        To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of New AT&T Canada shall have the right to sell
                                        the Common Shares of a holder thereof who is not a Canadian
                                        (as such term is defined in the Telecommunications Act),
                                        subject to the provisions of the CBCA and the
                                        Telecommunications Act. In addition, the directors of
                                        New AT&T Canada may refuse to issue a Common Share, or
                                        register the transfer of a Common Share, in a circumstance where to do so would result in New AT&T Canada's or any of its affiliates' or associates' non-compliance with the
                                        foreign ownership restrictions of the
                                        Telecommunications Act.

LIMITED VOTING SHARES                   VOTING

                                        In order to ensure compliance with the Telecommunications
                                        Act, except for the election of directors or as otherwise
                                        described below or in the CBCA, holders of Limited Voting
                                        Shares are not entitled to vote at any meetings of the
                                        shareholders of New AT&T Canada. The holders of Limited
                                        Voting Shares are entitled to receive notice of and to
                                        attend meetings of the holders of Common Shares. Each
                                        Limited Voting Share confers the right to one vote in person or by proxy at any meeting at which the holders of Limited
                                        Voting Shares are entitled to vote.

                                        Holders of Limited Voting Shares are entitled to elect four of the nine members of the New AT&T Canada Board of
                                        Directors, subject to reduction as described under
                                        "Description of the Plan of Arrangement and
                                        Reorganization -- Allocation of the New AT&T Canada Board of
                                        Directors". Without limiting the rights of the holders of
                                        the Limited Voting Shares under the CBCA, the holders of the
                                        Limited Voting Shares are entitled to vote as a separate
                                        class: (i) upon any matter (including, without limitation, any consolidation, sub-division or reclassification) that
                                        would adversely affect the equivalence of the Limited Voting
                                        Shares and the Common Shares; (ii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004,
                                        upon any amendment to Schedule III to the New AT&T Canada
                                        Articles, which Schedule specifies certain matters requiring approval by not less than seven of the directors including at least four directors of New AT&T Canada elected or
                                        appointed by the holders of Common Shares; (iii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and
                                        December 31, 2004, upon any amendment to the
                                        New AT&T Canada Articles or New AT&T Canada By-Laws that
                                        is not approved by at least seven of the directors including at least four directors of New AT&T Canada elected or
                                        appointed by the holders of Common Shares; (iv) until the
                                        holders of Limited Voting Shares are entitled to nominate
                                        fewer than two directors, upon an amalgamation pursuant to
                                        Section 181 of the CBCA; and (v) upon

                                       7
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                                        any amendment to the New AT&T Canada Articles to change the number of directors on the New AT&T Canada Board of
                                        Directors.

                                        DIVIDENDS AND DISTRIBUTIONS

                                        The Limited Voting Shares participate equally with the
                                        Common Shares with respect to the declaration of any
                                        dividends or distributions if, as and when declared by the
                                        New AT&T Canada Board of Directors.

                                        LIQUIDATION

                                        Holders of Limited Voting Shares are entitled to receive the remaining assets of New AT&T Canada on the winding-up or
                                        dissolution, in equal amounts, share for share, with the
                                        holders of Common Shares.

                                        CONVERSION

                                        The Limited Voting Shares are convertible, at the option of the holders of Limited Voting Shares, at any time and from time to time, into Common Shares on a share-for-share basis, in the following circumstances:

                                        (i) at any time following the termination of the Acquisition
                                            Rights Agreement on December 31, 2004, upon provision by
                                            a holder of Limited Voting Shares of (1) a Residency
                                            Declaration to the Transfer Agent stating that the
                                            holder is a Canadian (as such term is defined in the
                                            Telecommunications Act and the regulations thereunder)
                                            and (2) a written notice specifying the number of
                                            Limited Voting Shares to be converted;

                                        (ii) upon a take-over bid being made for the Common Shares where no equivalent bid is made for the Limited Voting
                                            Shares, for the purposes of allowing the holders of
                                            Limited Voting Shares to tender to such bid;

                                        (iii) automatically upon the removal, in whole or in part, of the Canadian ownership and control provisions of
                                            Section 16 of the Telecommunications Act and related
                                            regulations, but only to the extent of such removal, and
                                            non-Canadian ownership and control of New AT&T Canada
                                            and its subsidiaries not otherwise being restricted by
                                            law, provided that such conversion right is made
                                            available on a PRO RATA basis to all holders of Limited
                                            Voting Shares in the case of a partial removal; and

                                        (iv) the New AT&T Canada Board of Directors, by resolution, allows the conversion of such number of Limited Voting
                                            Shares as will not, in the opinion of the
                                            New AT&T Canada Board of Directors, result in
                                            New AT&T Canada or any corporation in which
                                            New AT&T Canada has an ownership interest being in
                                            contravention of any law, regulation, governmental
                                            policy or other legal requirement, including, without
                                            limitation, the Telecommunications Act, provided that
                                            such conversion right is made available on a PRO RATA
                                            basis to all holders of Limited Voting Shares.

                                        The New AT&T Canada Board of Directors will consider whether conversions are permitted for the purposes of (iv) above at least annually, but shall not permit such conversion unless circumstances are such that at the time of conversion, at
                                        least 1% of the then outstanding Limited Voting Shares can then be converted

                                       8
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NEW AT&T CANADA                         The directors of New AT&T Canada are named herein and will
BOARD OF DIRECTORS:                     take office on the Plan Implementation Date. See
                                        "Appointment of the Board of Directors." Thereafter,
                                        commencing with the first annual meeting of shareholders
                                        held after the Meeting, the holders of Common Shares, voting as a class, will initially be entitled to nominate and elect five directors to the New AT&T Canada Board of Directors and the holders of Limited Voting Shares, voting as a class,
                                        will initially be entitled to nominate and elect four
                                        directors to the New AT&T Canada Board of Directors.

                                        As conversions of Limited Voting Shares to Common Shares are anticipated to occur over time, the number of directors
                                        elected and nominated to the New AT&T Canada Board of
                                        Directors by holders of Limited Voting Shares will be
                                        reduced according to the percentage of total equity of
                                        New AT&T Canada held by such holders, commencing at such
                                        time as they cease to hold at least 50% of
                                        New AT&T Canada's equity.

                                        If the holders of the Limited Voting Shares lose the
                                        entitlement to nominate a director or directors in
                                        accordance with the New AT&T Canada Articles, the holders of the Common Shares will correspondingly acquire the
                                        entitlement to elect additional director(s) such that the
                                        aggregate number of directors will equal nine.

                                        The percentage of equity of New AT&T Canada held by the
                                        holders of Limited Voting Shares will be calculated in
                                        accordance with the provisions of the New AT&T Canada
                                        Articles. See "Description of the Plan of Arrangement and
                                        Reorganization -- Allocation of the New AT&T Canada Board
                                        of Directors".

BOARD SUPER-MAJORITY REQUIREMENTS:      Until the earlier of such time as the holders of Limited
                                        Voting Shares are entitled to nominate fewer than four
                                        directors or December 31, 2004, the New AT&T Canada Articles require the approval of not less than seven of the directors
                                        (including at least four directors elected or appointed by the holders of Common Shares) for the following matters:

                                        - any material change to the scope or nature of the business or operations;

                                        - aggregate annual capital expenditures in excess of
                                          $195 million;

                                        - the incurring of funded debt in excess of $100 million;

                                        - any material change to the terms of any material
                                          agreements;

                                        - any consolidation or merger, the sale or transfer of all or a substantial portion of assets;

                                        - any sale, lease or transfer of assets with a value in
                                          excess of $20 million;

                                        - the declaration or payment of any dividends or any other distributions or the redemption or repurchase of any
                                          securities, except in connection with the conversion of
                                          Common Shares into Limited Voting Shares or Limited Voting
                                          Shares into Common Shares;

                                        - except in certain permitted circumstances, the sale of any
                                          New Shares, including any issue of options, rights,
                                          conversion or exchange privileges to acquire New Shares;

                                        - the entering into of any transactions with any current
                                          shareholder, director or officer or employee other than
                                          transactions in the ordinary course of business;

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                                        - any amendment to the New AT&T Canada Articles or
                                          New AT&T Canada By-Laws;

                                        - the adoption or amendment of any employee benefit plan;

                                        - any amendment to the shareholder declarations to be
                                          effective as of Plan Implementation Date;

                                        - any delegation of material board authority to a committee;

                                        - any material investment in any other company, partnership, association or other form of joint venture;

                                        - the guarantee of any liabilities of a third party, other than indemnification of directors and officers; and

                                        - any material transaction outside the normal and ordinary course of business.

                                        See "Description of the Plan of Arrangement and
                                        Reorganization -- Board Super-Majority Requirements".

MANAGEMENT INCENTIVE PLAN:              As part of the Plan, the existing incentive plans of AT&T
                                        Canada and all options and other entitlements granted
                                        thereunder will be cancelled without payment of any
                                        consideration and the Management Incentive Plan will be
                                        implemented. The purpose of the Management Incentive Plan is to advance the interests of New AT&T Canada and its
                                        shareholders by assisting in the retention of qualified
                                        Management Employees for New AT&T Canada and its affiliates, providing additional performance-based incentives to such
                                        persons and enabling such persons to participate in the
                                        future growth and development of New AT&T Canada. The
                                        Management Incentive Plan permits the grant of Options,
                                        share appreciation rights ("SARS"), restricted share units
                                        ("RSUS") and other share-based awards to Management
                                        Employees of New AT&T Canada and its affiliates. In
                                        addition, non-employee directors of AT&T Canada will be
                                        entitled to receive non-discretionary annual grants of
                                        Options under the Management Incentive Plan. The
                                        New AT&T Canada Board of Directors or a committee thereof
                                        will administer the Management Incentive Plan. Approximately
                                        10% of the total number of New Shares to be outstanding
                                        immediately after the implementation of the Plan will be
                                        reserved for issuance under the Management Incentive Plan.

NEW RIGHTS PLAN:                        On the Plan Implementation Date, New AT&T Canada will
                                        establish the New Rights Plan to ensure, to the extent
                                        possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for
                                        New AT&T Canada. The New Rights Plan is triggered when a
                                        person acquires beneficial ownership of a minimum of either
                                        (i) 10% of the outstanding Common Shares (or such higher
                                        amount as may be determined by the New AT&T Canada Board of
                                        Directors, provided such amount does not exceed 20% of the outstanding Common Shares), or (ii) 20% of the aggregate
                                        outstanding New Shares, other than pursuant to a Permitted
                                        Bid. The initial lower threshold for bids for Common Shares recognizes the restriction on non-Canadian holders acquiring additional Common Shares due to ownership restrictions under the Telecommunications Act.

                                        The New Rights Plan is designed to prevent the use of
                                        coercive and/or abusive take-over techniques and to
                                        encourage any potential acquiror to negotiate directly with the New AT&T Canada Board of Directors for the

                                       10
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                                        benefit of all shareholders. The New Rights Plan is intended to provide increased assurance that a potential acquiror
                                        would pay an appropriate control premium in connection with any acquisition of New AT&T Canada. The New Rights Plan
                                        could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control.
                                        The New Rights Plan could make it more difficult for a third party to acquire control of New AT&T Canada, even if such
                                        change in control would be beneficial to shareholders. See
                                        "Description of the Plan of Arrangement and
                                        Reorganization -- Approval of New Rights Plan".

ACQUISITION RIGHTS AGREEMENT:           On the Plan Implementation Date, New AT&T Canada will
                                        establish the Acquisition Rights Agreement. Each holder of a
                                        Limited Voting Share will receive together with each Limited
                                        Voting Share, one Acquisition Right which, together with one
                                        Limited Voting Share, will entitle the holder thereof until
                                        December 31, 2004 to acquire one Common Share. Upon
                                        submitting to the rights agent under the Acquisition Rights
                                        Agreement the appropriate election form specifying the
                                        number of Limited Voting Shares to be converted, a
                                        certificate representing one Limited Voting Share for each accompanying Acquisition Right being exercised and a
                                        Residency Declaration to the Transfer Agent stating that the holder is a Canadian (as such term is defined in the
                                        Telecommunications Act and the regulations thereunder), the corresponding number of Common Shares will be issued to the holder of Limited Voting Shares. No holder of an Acquisition
                                        Right will be issued Common Shares if and to the extent
                                        that, upon such issuance, such person, together with its
                                        associates, affiliates or another person with whom it is
                                        acting jointly or in concert (as such terms are defined in the Acquisition Rights Agreement), would beneficially own or be deemed to beneficially own greater than 10% of the issued and outstanding Common Shares on the date of issuance. The
                                        Acquisition Rights will trade together with the Limited
                                        Voting Shares and will be represented by Limited Voting
                                        Share certificates. See "Description of the Plan of
                                        Arrangement and Reorganization -- Approval of Acquisition
                                        Rights Agreement".

CONDITIONS TO THE PLAN BECOMING         The implementation of the Plan is conditional upon the
  EFFECTIVE:                            fulfilment of certain conditions precedent. See "Description of the Plan of Arrangement and Reorganization -- Conditions
                                        to the Plan Becoming Effective".

                                        If the approval of the resolution in respect of the Plan by the Affected Creditors is obtained, the hearing in respect of the Final Order is scheduled to take place at 10:00 a.m.
                                        (Toronto time) on February 25, 2003 at the Court at
                                        393 University Avenue, Toronto, Ontario. Any Affected
                                        Creditor who wishes to appear or be represented and to
                                        present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the
                                        Meeting Order and serve such Notice of Appearance on
                                        AT&T Canada's solicitors by 4:00 p.m. (Toronto time) on
                                        February 20, 2003. The implementation of the Plan is also
                                        conditional upon the obtaining of an order in the
                                        US Proceedings recognizing the Final Order.

REORGANIZATION VALUATION:               Greenhill & Co., LLC ("GREENHILL"), the financial advisors to AT&T Canada, has estimated a Reorganization Value range of approximately $773.4 million to $873.4 million, with a
                                        mid-point value of $823.4 million. Based solely upon the
                                        mid-point of Greenhill's estimate of the range of
                                        Reorganization Values and the Noteholders' Distribution
                                        Claims (which are based on the aggregate accrued principal amounts plus accrued and unpaid interest or aggregate
                                        accreted value, as applicable, owing under each series of
                                        Notes up to the
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                                       11
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                                        Commencement Time) and the Affected Claims of Affected
                                        Creditors other than Noteholders as determined in accordance with the Claims Procedure, the distribution under the Plan would provide Affected Creditors with an approximate 17.4%
                                        recovery on their Affected Claims. Greenhill's estimate of
                                        Reorganization Values is not necessarily indicative of
                                        actual outcome or recovery for Affected Creditors, which may be significantly more or less favourable than those set
                                        forth in Greenhill's estimate.

                                        Greenhill's estimate of the range of Reorganization Value is qualified in its entirety by the qualifications and
                                        assumptions set forth in "Reorganization Valuation".

HYPOTHETICAL LIQUIDATION                A form of liquidation appears to be a likely consequence of
ASSESSMENT:                             a failure to implement the Plan. The Hypothetical
                                        Liquidation Assessment prepared by management of the
                                        AT&T Canada Companies indicates that, on a consolidated
                                        basis, the net liquidation proceeds ultimately available to all unsecured creditors would likely be approximately
                                        $406.4 million, inclusive of estimated cash on hand of
                                        approximately $356 million.

                                        The Hypothetical Liquidation Assessment is based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies beyond the
                                        control of AT&T Canada and its management. Accordingly,
                                        there can be no assurance that the values reflected in the
                                        Hypothetical Liquidation Assessment would be realized if the
                                        AT&T Canada Companies, in fact, did undergo such a
                                        liquidation, and actual results could vary materially from those indicated here. See "Hypothetical Liquidation
                                        Assessment".

RECOMMENDATIONS OF THE DIRECTORS        The Plan is the result of an extended period of review and
  AND MONITOR:                          negotiations with the Restricted Committee. The AT&T Canada
                                        Board of Directors and the Monitor believe that the
                                        implementation of the Plan is essential for the AT&T Canada
                                        Companies to continue as going concerns. If the Plan is not implemented, the AT&T Canada Board of Directors and the
                                        Monitor believe that the most likely alternative would be a liquidation of the assets of the AT&T Canada Companies. On a consolidated basis, the Monitor is of the view that the Plan will produce a more favourable overall result for all of the
                                        AT&T Canada Companies' stakeholders, excluding current
                                        equity holders of AT&T Canada but including Affected
                                        Creditors, relative to a liquidation of the AT&T Canada
                                        Companies' assets. The AT&T Canada Board of Directors and
                                        the Monitor recommend that the Affected Creditors vote FOR the resolution to approve the Plan.

RECOMMENDATION OF THE RESTRICTED        The Plan reflects the agreement reached by AT&T Canada with
  COMMITTEE AND NOTEHOLDER              the Restricted Committee after extensive negotiations. The
ADVISORS:                               Restricted Committee was advised by experienced financial
                                        advisors as well as experienced U.S. and Canadian counsel.
                                        The Restricted Committee and its financial and legal
                                        advisors support the Plan as a good result for Noteholders, and believe that the implementation of the Plan is in the
                                        best interests of the Noteholders. In particular, the
                                        Restricted Committee and its financial and legal advisors
                                        believe that the Plan provides Noteholders with a greater
                                        recovery than through a liquidation of the assets of the
                                        AT&T Canada Companies. The Restricted Committee and its
                                        financial and legal advisors recommend that the Noteholders vote FOR the resolution to approve the Plan.

                                       12
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DIVIDEND POLICY:                        AT&T Canada has not paid any dividends since its inception and it is not anticipated that New AT&T Canada will declare or pay dividends in the near future, but rather will retain future earnings, if any, for reinvestment in its business.

INCOME TAX CONSIDERATIONS:              Certain tax considerations for certain Affected Creditors
                                        are described under "Income Tax Considerations -- Certain
                                        Canadian Federal Income Tax Considerations" and "Income Tax
                                        Considerations -- Certain US Federal Income Tax
                                        Considerations". Affected Creditors should consult their own tax advisors with respect to their individual circumstances.

STOCK EXCHANGE LISTINGS:                The AT&T Canada Companies and New AT&T Canada intend to seek listings on The Toronto Stock Exchange (the "TSX") and on
                                        the NASDAQ National Market System for the New Shares and
                                        believe, based on legal and financial advice, including
                                        advice from the legal and financial advisors to the Ad Hoc
                                        Committee as to the estimated number of beneficial holders of the Notes, that New AT&T Canada will be able to meet the listing criteria for the TSX and the NASDAQ National Market
                                        System. The consummation of the Arrangement is conditional, among other things, upon the listing of the New Shares on
                                        the TSX. The AT&T Canada Companies and New AT&T Canada will use reasonable best efforts to cause the New Shares to be
                                        listed on the NASDAQ National Market System as soon as
                                        practicable on or after the Plan Implementation Date.

RISK FACTORS:                           Affected Creditors should carefully consider the risk
                                        factors concerning implementation and non-implementation of the Plan and the risk factors relating to the business of
                                        AT&T Canada and New AT&T Canada described under "Risk
                                        Factors".

                        MANAGEMENT INFORMATION CIRCULAR

    This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of AT&T Canada for use at the Meeting to be held at the Fairmont Royal York Hotel, Confederation Room No. 5, 100 Front Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on February 20, 2003, as set forth in the Notice or any adjournment of the Meeting. No person has been authorized to give any information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

                           PROCEDURE FOR THE MEETING

    The Meeting will be held and conducted in accordance with the provisions of the Meeting Order and the Claims Procedure Order, notwithstanding the provisions of any other agreement or instrument including any provision of the indentures pursuant to which any of the Notes were issued.

    An officer of the Monitor will act as the chair of the Meeting and decide all matters relating to the conduct of the Meeting. The only persons entitled to attend the Meeting are those persons entitled to vote at the Meeting and their proxy holders and legal counsel and advisors, representatives of the AT&T Canada Companies and the Monitor and their respective legal counsel and advisors, members of the AT&T Canada Board of Directors and their counsel and the persons appointed to act as scrutineers at the Meeting. Any other person may be admitted on invitation of the chair of the Meeting or the AT&T Canada Companies.

    The quorum for the Meeting is one (1) Affected Creditor present in person or by proxy at the Meeting.

    Every question submitted to the Meeting, except passage of the Arrangement and Reorganization Resolution or any amendments thereto, will be decided by a majority of the votes given on a show of hands or, if a written ballot is requested by an Affected Creditor or determined to be necessary by the chair of the Meeting, by a majority of votes cast on the written ballot, and will be binding on all Affected Creditors. A written ballot will be taken on the passage of the Arrangement and Reorganization Resolution or any amendment thereto.

    In order that the Plan be binding on the Creditors in accordance with the CCAA, the Arrangement and Reorganization Resolution to approve the Plan must first be approved by a majority in number of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting and that represent at least two-thirds (66 2/3%) in value of the Voting Claims of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting.

                             VOTING AT THE MEETING

DETERMINATION OF CLAIMS

    Affected Creditors will be entitled to vote based on their Voting Claims. Voting Claims and Distribution Claims of Affected Creditors will be determined in accordance with the Claims Procedure set forth in the Claims Procedure Order and the Meeting Order, which are attached hereto as Appendices E and F. All Claims will be denominated in Canadian dollars. Any Claim in US dollars will be converted to Canadian dollars at the Bank of Canada spot rate of exchange at the close of business on the Business Day immediately preceding the Commencement Time, which rate was $1.5869 per US$1.00. ALL NOTEHOLDERS AND OTHER AFFECTED CREDITORS SHOULD REFER TO THE CLAIMS PROCEDURE ORDER AND THE MEETING ORDER FOR A COMPLETE DESCRIPTION OF THE PROCEDURES PURSUANT TO WHICH VALUE WILL BE ASCRIBED TO AFFECTED CLAIMS FOR BOTH VOTING AND DISTRIBUTION PURPOSES.

    Pursuant to the Claims Procedure Order, the Claims Schedule has been provided by the AT&T Canada Companies to the Monitor. Based upon this information, the Monitor delivered a Notice of Claim to each Known Creditor advising it of the value ascribed by the AT&T Canada Companies to the Affected Claim of such Known Creditor for voting and distribution purposes. In the event of a dispute, an Affected Creditor was required to deliver a Notice of Dispute of Claim to the Monitor by no later than 5:00 p.m. (Toronto time) on December 23, 2002 and the matter would be resolved in accordance with the provisions set forth in the Claims Procedure Order.

    Noteholders are not required to submit Proof(s) of Claim in respect of the Notes. Noteholders' Voting Claims and Distribution Claims are based on the aggregate accrued principal amounts plus accrued and unpaid interest or the aggregate accreted value, as applicable, owing under each series of Notes up to the Commencement Time, which amount AT&T Canada has determined.

    As at the Commencement Time, the aggregate principal amounts, plus accrued and unpaid interest or the aggregate accreted value, as applicable, of the Notes outstanding were as follows:

                                                               OUTSTANDING PRINCIPAL AMOUNT
                                                                 PLUS ACCRUED AND UNPAID
                                                              INTEREST OR AGGREGATE ACCRETED
                                                                   VALUE, AS APPLICABLE
                                                              ------------------------------
12.0% Notes.................................................          $  404,659,500
10 3/4% Notes...............................................          $  268,549,350
9.95% Notes.................................................          $1,443,175,579
10 5/8% Notes...............................................          $  374,334,833
7.65% Notes.................................................          $1,658,102,369
7.15% Notes.................................................          $  156,041,348
7.625% Notes................................................          $  414,467,105
                                                                      --------------
Total Existing Note Amount..................................          $4,719,330,084
                                                                      ==============

    In accordance with the Claims Procedure, the Indenture Trustees have confirmed the aggregate accrued principal amounts plus accrued and unpaid interest or the aggregate accreted value, as applicable, owing under each of the Notes set forth above. Subject to any further order of the Court, pursuant to the Plan, each Affected Creditor has in respect of its Affected Claim one vote equal to his or her Affected Claim.

    In connection with Unknown Creditors, the Monitor published a Notice to Affected Creditors in several newspapers of national circulation in Canada and one in the United States for two Business Days commencing on December 3, 2002. Unknown Creditors were required to request from the Monitor, complete and submit Proof(s) of Claim by December 23, 2002 setting forth any Affected Claims of such Unknown Creditors. FAILURE TO SUBMIT PROOF(S) OF CLAIM WITHIN THE SPECIFIED TIME PERIOD RESULTED IN THE LOSS OF RIGHT TO ATTEND AND VOTE AT THE MEETING AND TO RECEIVE ANY DISTRIBUTION IN CONNECTION THEREWITH.

    The AT&T Canada Companies, with the assistance of the Monitor, have reviewed all Notices of Dispute of Claim and Proofs of Claim and have accepted, revised or rejected the amount of each Claim set out therein for voting purposes. If by January 3, 2003 the Monitor did not send a notice revising or rejecting the amount of such Claim, the AT&T Canada Companies are deemed to have accepted such Affected Creditor's Claim in the amount set out in the Notice of Dispute of Claim or Proof of Claim for voting purposes only. Affected Creditors may dispute any revision or rejection by the AT&T Canada Companies of the amount set forth in the Notice of Dispute of Claim or Proof of Claim in accordance with the Claims Procedure, following which the AT&T Canada Companies will attempt to resolve the dispute with the assistance of the Monitor. If there is a dispute of a Distribution Claim which the AT&T Canada Companies are unable to resolve with the assistance of the Monitor, the amount will be determined by a Court-appointed claims officer whose decision may be appealed to the Court within certain specified time periods set forth in the Claims Procedure. In the event of a dispute of a Voting Claim which the AT&T Canada Companies are unable to resolve with the assistance of the Monitor, the amount will be determined by the Court or by a Court-appointed claims officer.

    If any dispute concerning a Voting Claim is not resolved by 5:00 p.m. (Toronto time) on February 19, 2003, the AT&T Canada Companies may elect to:
(i) accept the determination of the Affected Creditor of the value of its Voting Claim only for the purpose of voting and subject to a final determination of such Creditor's Voting Claim; (ii) adjourn the Meeting until a final determination of the Voting Claim is made; or (iii) deal with the matter as the Court may otherwise direct.

    Creditors will not participate in the Claims Procedure in respect of their Claims other than Affected Claims.

ASSIGNMENT OF THE CLAIMS

    If a Creditor (other than a Noteholder) that has a Voting Claim transfers ownership of all or a part of its Voting Claim and the transferee delivers an executed copy of the transfer of all or part of the Voting Claim as

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evidence of its ownership of all or part of such Voting Claim and a written request to the Monitor no later than five calendar days before the date of the Meeting that the transferee's name be included on the list of Creditors entitled to vote at the Meeting, such transferee will be entitled to attend and vote the transferred portion of the Voting Claim at the Meeting if and to the extent such Voting Claim may otherwise be voted at the Meeting. However, for the purposes of determining whether the Plan has been approved by a majority in number of the Creditors, only the vote of the transferor or the transferee, whichever holds the highest dollar value of such Voting Claim, will be counted, and, if values are equal, only the vote of the transferee will be counted. If a Voting Claim (other than the Voting Claim of a Noteholder) has been transferred to more than one transferee, for purposes of determining whether the Plan has been approved by a majority in number of the Creditors, only the vote of the transferee with the highest value of such Voting Claim will be counted unless all of the transferees of such Voting Claim deliver a notice to the Monitor at least five calendar days prior to the date of the Meeting and designate therein the name of the transferee whose vote is to be counted, in which case the vote of such designated transferee will be counted to determine such majority. If an Affected Creditor (other than a Noteholder) transfers ownership of part of its Claim or transfers ownership of the whole Claim to more than one transferee after the date of the Initial CCAA Order, AT&T Canada and the Monitor may continue to deal with the initial Affected Creditor as the holder of the whole Claim unless the initial Affected Creditor notifies AT&T Canada in writing to conduct future dealings with one designated Person as the holder of the whole Claim.

SOLICITATION OF PROXIES

    Solicitations of proxies will be primarily by mail and may also be made by way of newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the AT&T Canada Companies. All costs of the solicitation will be borne by the AT&T Canada Companies. A form of proxy is relevant for voting purposes only and the completion and delivery of a form of proxy by an Affected Creditor will not affect any distribution proposed to be made to such Affected Creditor under the Plan.

APPOINTMENT AND REVOCATION OF PROXIES

    There are two forms of proxy, one for Affected Creditors who are not Noteholders and one for Noteholders. The persons named in the enclosed form of proxy are representatives of the Monitor and in the case of the Noteholders' proxy, also includes representatives of the financial advisors to the Ad Hoc Committee. AN AFFECTED CREDITOR WISHING TO APPOINT A PERSON (WHO NEED NOT BE AN AFFECTED CREDITOR) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY TO REPRESENT SUCH AFFECTED CREDITOR AT THE MEETING, MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED ON THE APPLICABLE FORM OF PROXY OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, SENDING OR DELIVERING THE COMPLETED FORM OF PROXY TO THE MONITOR, c/o Philip Reynolds (Facsimile: (416) 777-3364). A form of proxy must be received prior to 5:00 p.m. (Toronto time) on the day immediately prior to the date of the Meeting or any adjournment thereof or with the chair at the Meeting (or any adjournment thereof) prior to the commencement of the Meeting.

    An Affected Creditor who has given a form of proxy may revoke it (as to any matter on which a vote has not already been cast pursuant to its authority) by an instrument, in writing, executed by the Affected Creditor or by such Creditor's attorney, duly authorized in writing, or if the Affected Creditor is a corporation, by a duly authorized officer or attorney, and sending or delivering the instrument to the Monitor or the chair of the Meeting or any adjournment thereof, as provided above.

SIGNATURE OF FORM OF PROXY

    A form of proxy must be executed by the Affected Creditor, or such Creditor's attorney duly authorized in writing, or if the Affected Creditor is a corporation, by a duly authorized officer or attorney. A form of proxy signed by a person acting as attorney or in some other representative capacity should indicate such person's capacity and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Monitor).

VOTING OF PROXIES

    The persons named in the enclosed forms of proxy will vote the Claim in respect of which they are appointed in accordance with the instructions of the Affected Creditor appointing them on any ballot that may be called for, and where a form of proxy specifies a choice with respect to any matter to be voted upon, the Claim will be voted in accordance with such instructions. IN THE ABSENCE OF ANY SUCH INSTRUCTIONS THE CLAIM WILL BE VOTED FOR THE APPROVAL OF THE ARRANGEMENT AND REORGANIZATION RESOLUTION.

EXERCISE OF DISCRETION OF PROXYHOLDER

    The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice and in this Circular and with respect to other matters that may properly come before the Meeting. The AT&T Canada Companies reserve the right to amend the Plan at any time and from time to time provided that any such amendment must be contained in a written document which is filed with the Court and (i) if made prior to the Meeting, communicated to Affected Creditors in the manner required by the Court (if so required) or at the Meeting; and (ii) if made following the Meeting, approved by the Court following Notice to Affected Creditors who may be affected by the amendment. At the date of this Circular, management of the AT&T Canada Companies know of no amendments, variations or matters to come before the Meeting other than the matters referred to in the Notice.

BENEFICIAL HOLDERS

    Noteholders, whose Notes are held in "nominee" names will be provided with a voting instructions form by the nominee. Therefore, Noteholders will have received this Circular from their nominee, together with the voting instructions form and a Noteholders' proxy signed by the nominee. IT IS IMPORTANT THAT BENEFICIAL OWNERS OF NOTES COMPLETE THE FORM OF NOTEHOLDERS' PROXY PROVIDED TO THEM BY THEIR NOMINEES. If a beneficial owner of Notes wishes to vote in person at the Meeting, the beneficial owner must insert their name in the space provided on the form of proxy sent to the beneficial owner by their nominee. The proxy must be signed and returned to the Monitor within the time set out in the proxy.

INTEREST OF MANAGEMENT AND OTHERS

    Except as otherwise described in this Circular, management is unaware of any material interest of any director or officer of AT&T Canada, any associate or affiliate of any such individual, or of AT&T Canada in any transaction since the beginning of the last completed financial year of AT&T Canada or in any proposed transaction or in connection with the Arrangement that has materially affected or will materially affect AT&T Canada or any of its affiliates. Except as otherwise described in this Circular, there are no agreements or arrangements between AT&T Canada and any director, officer or employee of AT&T Canada and its subsidiaries in respect of the Arrangement.

                         BACKGROUND TO THE ARRANGEMENT

    AT&T Canada has focussed principally on providing telecommunications services to business customers in Canada. AT&T Canada's long-term strategy was to increase its penetration in Canada and to continue to provide business customers with seamless local and long distance voice, data, Internet and IT services. These objectives required that AT&T Canada develop, acquire and improve its telecommunication networks in Canada. To achieve these objectives, AT&T Canada issued significant long-term debt, which as of the Commencement Time aggregated approximately $4.7 billion. As a participant in the Canadian telecommunications industry, AT&T Canada faced a number of significant challenges including:

    - a significant decline in prices for many core services;

    - high costs to purchase network facilities and services from the ILECs; and

    - slower growth in demand for telecommunications services, and an excess of network capacity.

    On February 26, 2002, the AT&T Canada Board of Directors appointed a special committee of directors (the "SPECIAL COMMITTEE") chaired by Mr. Purdy Crawford, to work with management to address the complexities facing AT&T Canada. The Special Committee was given the mandate to:

    - examine the details of the then anticipated Price Cap Decision of the CRTC and its impact on the future of AT&T Canada;

    - examine the financial position of AT&T Canada relative to all stakeholders, with specific reference to its liquidity, level of capital expenditures and financial prospects;

    - receive management's recommendation as to whether any modifications to the approved operating and capital plans were warranted and to consider and assess such recommendations;

    - examine options potentially available for the restructuring of AT&T Canada's financial affairs and whether any such options would be appropriate to pursue;

    - seek information from and engage in a dialogue with AT&T Corp. with respect to matters relevant to AT&T Canada's circumstances and future prospects; and

    - consider and develop an appropriate strategy for communicating with stakeholders, including equity holders and Creditors, with respect to issues relating to AT&T Canada's circumstances and prospects.

    On March 14, 2002, AT&T Canada announced the appointment of
Greenhill & Co., LLC ("GREENHILL") as financial advisors to AT&T Canada. Greenhill has been working with the Special Committee, the AT&T Canada Board of Directors and management to evaluate various scenarios regarding the issues, opportunities and alternatives for AT&T Canada. On December 11, 2002, Greenhill prepared the Reorganization Valuation of AT&T Canada. See "Reorganization Valuation".

    On May 2, 2002, AT&T Canada announced the implementation of a cost reduction initiative. AT&T Canada launched the cost reduction initiative to bring its cost structure in line with current revenue and to reallocate resources to further enhance the service provided to its established customer base. AT&T Canada also announced that it intended to reduce its workforce by approximately 1,000 employees and to lower its capital spending to between $200 to $220 million in 2002. AT&T Canada also announced that it had agreed with the lenders under its Senior Credit Facility to certain amendments to the Senior Credit Facility. The total facility was reduced from $600 million to $400 million. The revolving term facility component was reduced to $325 million from $525 million. The
$75 million operating facility component was unchanged.

    On May 9, 2002, certain holders of Notes (the "NOTEHOLDER PLAINTIFFS") filed an oppression application under the CBCA against AT&T Canada and its directors.

    On May 30, 2002, the CRTC released the Price Cap Decision. The Price Cap Decision will reduce by approximately 8 to 12% the costs incurred by AT&T Canada to utilize ILECs' network facilities and services in order to complete customer connections. The reductions are significantly less than were sought by CLECs such as AT&T Canada in the proceeding. Further, the CRTC did not accept the proposition of AT&T Canada that CLECs require much broader cost-based access to the ILECs' existing networks in order to sustain competition.

    On August 27, 2002, AT&T Canada filed an appeal to the Governor in Council (the Federal Cabinet) of the Price Cap Decision. In filing its appeal,
AT&T Canada has asked Cabinet to endorse the proposition that CLECs must have competitively neutral access to the existing ILEC-controlled network in order to sustain the choice and benefits of competition in the telecommunications industry to Canadians and Canadian business.

    In both the Cabinet Appeal and follow up proceedings before the CRTC, AT&T Canada continues to argue for competitively neutral competitor access to the existing ILEC-controlled public network.

    On June 25, 2002, AT&T Corp. delivered a waiver notice (the "WAIVER NOTICE") in accordance with the deposit receipt agreement dated June 1, 1999 between AT&T Canada, AT&T Corp. and CIBC Mellon Trust Company (the "DEPOSIT RECEIPT AGREEMENT"). Pursuant to the Waiver Notice, AT&T Corp. indicated that it would acquire all of the issued and outstanding shares of AT&T Canada not already owned by AT&T Corp. or its affiliates (the "BACK-END TRANSACTION").

    On July 29, 2002, AT&T Canada announced further operational changes under its revised operating plan, including a workforce reduction of approximately 270 positions. These changes were an extension of the cost reduction initiatives previously announced by AT&T Canada following the Price Cap Decision. Throughout 2002, AT&T Canada pursued initiatives to achieve cost savings and bring its cost structure in line with its revenue, including a workforce reduction of approximately 1,000 positions announced on May 2, 2002. As at December 31, 2002, AT&T Canada had approximately 4,039 employees.
AT&T Canada also announced that it would reduce its capital spending in 2002 from its previously announced target of $220 million to a new target of no more than $170 million. On August 21, 2002, AT&T Canada announced that it had agreed with the lenders under the Senior Credit Facility to a cancellation of the $200 million unused portion of the $400 million Senior Credit Facility.

    In July 2002, the AT&T Canada Board of Directors formally recognized the Ad Hoc Committee and AT&T Canada and the Ad Hoc Committee began a dialogue with the objective of negotiating a consensual financial restructuring of AT&T Canada. The Ad Hoc Committee retained Bingham McCutchen LLP and Bennett Jones LLP, as legal advisors in the United States and Canada, respectively, and Houlihan Lokey Howard & Zukin as financial advisors. AT&T Canada agreed to pay the fees and out-of-pocket expenses incurred by such advisors.

    AT&T Canada also entered into discussions with AT&T Corp. to negotiate the basis upon which AT&T Corp. would enter into new commercial arrangements with AT&T Canada. AT&T Canada's existing commercial arrangements with AT&T Corp. terminated upon the closing of the Back-end Transaction.

    In August 2002, certain members of the Ad Hoc Committee entered into confidentiality agreements with AT&T Canada (the "CONFIDENTIALITY AGREEMENTS"). Pursuant to the terms of the Confidentiality Agreements, AT&T Canada disclosed confidential non-public information to such persons in order to facilitate discussion of a possible restructuring of AT&T Canada's capital structure.

    On October 2, 2002, the Noteholder Plaintiffs withdrew the oppression application.

    On October 8, 2002, in accordance with the Deposit Receipt Agreement and the Waiver Notice, purchasers designated by AT&T Corp., being Brascan Financial Corporation ("BRASCAN") and CIBC Capital Partners ("CIBC"), indirectly acquired all of the issued and outstanding shares of AT&T Canada not already owned by AT&T Corp. or its affiliates for an aggregate purchase price of approximately $5.5 billion. Immediately prior to closing of the Back-end Transaction, AT&T Canada received additional proceeds of approximately $225 million from the exercise of stock options which included proceeds to AT&T Canada of approximately $100 million from the exercise of stock options held by directors and officers of AT&T Canada as of October 8, 2002. $200 million of such proceeds were used to repay all amounts drawn under the Senior Credit Facility and the Senior Credit Facility was terminated.

    As a result of the closing of the Back-end Transaction, AT&T Corp. holds a 31% economic interest and 23% voting interest in AT&T Canada; Tricap Investments Corporation, a wholly owned subsidiary of Brascan, holds a 63% equity interest and a 50% voting interest through a wholly owned subsidiary; and CIBC holds a 6% equity interest and a 27% voting interest through a wholly owned subsidiary.

    During September and through the first half of October 2002, AT&T Canada and the Ad Hoc Committee and their respective financial and legal advisors continued to negotiate the terms of a financial restructuring. AT&T Canada and AT&T Corp. continued their discussions concerning the principles that would be reflected in new commercial agreements.

    On October 15, 2002, financial and legal representatives of the steering committee of the Ad Hoc Committee and AT&T Canada announced the parties had reached agreement in principle on the terms of a financial restructuring, which is reflected in the terms of the Plan. AT&T Canada also announced that it anticipated that AT&T Corp. would maintain an equity interest in AT&T Canada in exchange for entering into new commercial arrangements with AT&T Canada. Prior to and for a period of time subsequent to October 15, 2002, Brascan had discussions with representatives of the Noteholders concerning a possible equity investment by Brascan in the AT&T Canada Companies as part of the restructuring. No agreement was reached between Brascan and the representatives of the Noteholders in respect of any such transaction.

    On October 15, 2002, AT&T Canada filed for court protection under the CCAA and the Initial CCAA Order was granted. The Court appointed KPMG Inc. as the Monitor under the terms of the Initial CCAA

Order. The Monitor also commenced ancillary proceedings under the US Bankruptcy Code to formally recognize the CCAA Proceedings in the United States.

    In October and November of 2002, certain members of the Ad Hoc Committee entered into confidentiality agreements with AT&T Canada (the "ADDITIONAL CONFIDENTIALITY AGREEMENTS"). Pursuant to the terms of the Additional Confidentiality Agreements, AT&T Canada disclosed confidential non-public information to such persons in order to facilitate negotiations concerning
AT&T Canada's financial restructuring. The Additional Confidentiality Agreements terminate upon the release of this Circular.

    On November 7, 2002, AT&T Canada announced that AT&T Canada and AT&T Corp. were negotiating new commercial arrangements, under which AT&T Canada would become a fully independent, full-service telecommunications provider for business customers operating under a new brand identity. AT&T Canada also announced that it was not expected that AT&T Corp. would maintain an equity interest in AT&T Canada following the completion of AT&T Canada's capital restructuring.

    On November 27, 2002, AT&T Canada announced the resignation of Harry Truderung as President and Chief Operating Officer and the appointment of John
A. MacDonald to the positions of President and Chief Operating Officer.

    In December 2002, holders of certain warrants issued by AT&T Canada as part of the offering of 12% Notes entitling the holders thereof to purchase an aggregate of 155,000 Class B Non-Voting Shares (the "WARRANT HOLDERS") filed a Proof of Claim in accordance with the Claims Procedure. Counsel to certain of the Warrant Holders has stated an intention on the part of such holders to pursue an oppression action against the AT&T Canada Board of Directors, however, no such oppression action has been filed as of the date hereof.

    On January 16, 2003, AT&T Corp., Enterprises and AT&T Canada and certain of its affiliates (collectively the "LICENSEE"), entered into the New License Agreement under which AT&T Canada will transition to a fully independent, full-service telecommunications provider for business customers operating under a new brand identity. The New License Agreement provides the Licensee with the right to use certain AT&T Corp. trade-marks and trade-names until the launch of its new brand identity, which will occur on the Launch Date. As of the Launch Date, the Licensee must have changed its name to a new corporate name and will thereafter and until the Conversion Date, only use the licensed trade-marks and trade-names in conjunction with a transition statement. The Licensee's right to use the AT&T Corp. trade-marks and trade-names will expire on the Conversion Date, which will be no later than December 31, 2003. The New License Agreement provides for the preparation and approval of and adherence by the Licensee to a Brand Conversion Plan which addresses transitional branding obligations. The New License Agreement also provides that it may be terminated under certain circumstances which may result in an earlier Launch Date and Conversion Date.

    AT&T Corp., Enterprises and the Licensee have expressly agreed that they will be permitted to compete with each other during and after the term of the New License Agreement.

    On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada Telecom Holdings Company and AT&T Communications Holdings (Canada) Corp. and the AT&T Canada Companies entered into the Framework Agreement. The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the AT&T Canada Companies and AT&T Corp. (other than those aspects of such relationships which are addressed in the New License Agreement). In accordance with the Framework Agreement, on January 16, 2003 the AT&T Canada Companies and certain other of their affiliates (collectively, the "AT&T CANADA PARTIES") and AT&T Corp. and certain of its affiliates (collectively, the "AT&T CORP. PARTIES") entered into mutual releases with respect to any claims existing up to the date of execution thereof, including those claims arising from any agreements or arrangements (except for certain excluded agreements) between any one or more of the AT&T Canada Parties and the AT&T Corp. Parties, whether currently in existence or heretofore terminated or expired, or arising as a result of any of the AT&T Corp. Parties being a shareholder of any other of the AT&T Corp. Parties or any of the AT&T Canada Parties. In connection with
AT&T Corp. and the AT&T Canada Companies entering into the New License Agreement and the Framework Agreement and agreeing to provide the mutual releases and in order to facilitate the reorganization of the AT&T Canada Companies pursuant to the Plan, AT&T Canada, Canada Corp., New OpCo, AT&T Corp., 1519888 Ontario Limited ("BCO") and certain other parties have entered into the sale and call agreement (the "SALE AND CALL AGREEMENT") in which, among other things, BCo has granted a call option to New OpCo to acquire certain direct and indirect ownership interests in Canada Corp. for a purchase price of $150,000. The New License Agreement, Framework Agreement, mutual releases and the Sale and Call Agreement will become effective upon obtaining the Ancillary Approval Order, which must be obtained on or before February 15, 2003. See "New Commercial Arrangements".

COURT PROCEEDINGS

    A number of Orders have been granted by the Court in connection with the application by the AT&T Canada Companies for protection from Creditors under the CCAA. The material orders are summarized below.

INITIAL CCAA ORDER

    On October 15, 2002, the AT&T Canada Companies filed for protection from Creditors under the CCAA pursuant to the Initial CCAA Order. The terms of the Initial CCAA Order provided for a broad stay of proceedings against the AT&T Canada Companies preventing Creditors and certain other parties from exercising rights to recover amounts owing on October 15, 2002 or to exercise other rights which could arise as a result of the AT&T Canada Companies commencing proceedings under the CCAA. Among other things, the Initial CCAA
Order:

1. authorized the AT&T Canada Companies to cease or downsize operations, sell assets, terminate the employment of or temporarily lay off employees, abandon leases, terminate arrangements or agreements with Persons deemed appropriate by it;

2. prohibited any secured or unsecured Creditor of the AT&T Canada Companies from taking any action to enforce any Claim it may have against the AT&T Canada Companies before November 14, 2002 without leave of the Court;

3. prohibited Creditors and others from enforcing their rights which arose as a result of the CCAA Proceedings;

4. granted the directors and officers of the AT&T Canada Companies the benefit of certain segregated funds to protect the directors and officers from all future liabilities; and

5.  appointed the Monitor.

    Ancillary proceedings were commenced in the United States under Section 304 of the US Bankruptcy Code. These ancillary proceedings formally recognize the CCAA Proceedings in Canada.

CCAA EXTENSION ORDER

    On November 14, 2002, the AT&T Canada Companies obtained an Order that among other things, extended the time for filing a plan of compromise or arrangement under the CCAA and extended the stay date until February 28, 2003.

CLAIMS ORDER

    On November 27, 2002, the AT&T Canada Companies obtained the Claims Procedure Order approving and implementing the Claims Procedure.

MEETING ORDER

    On January 17, 2003, the AT&T Canada Companies obtained the Meeting Order which provided for the calling and the conduct of the Meeting and the voting procedure for Noteholders. The Meeting Order also extended the deadlines set out in the Claims Procedure for the resolution of disputes regarding Voting Claims and Distribution Claims.

COMMERCIAL AGREEMENTS RATIFICATION ORDER

    On January 17, 2003, the AT&T Canada Companies obtained the Commercial Agreements Ratification Order which ratified the execution of each of the New License Agreement, Framework Agreement, mutual releases and the Sale and Call Agreement and exempted future enforcement of rights under such agreements from the stay of proceedings.

SETTLEMENT OF OTHER MATERIAL CONTRACTS

    On or about January 7, 2003, AT&T Canada and 360networks inc. ("360") entered into a settlement agreement. This settlement agreement relates to a disagreement between the parties with respect to the status of certain obligations arising out of an Agreement for Purchase and Sale of Strands and Facilities for Fiber Optic Network (Canadian Future Build). As part of the settlement agreement, AT&T Canada has agreed to purchase a total of $8.5 million of 360's standard products and services over the next three years (a minimum of one-third of the total to be spent each year as a take or pay commitment) and AT&T Canada also received a credit of $3.1 million to acquire additional 360 products and services in addition to its commitment above. If the credit is not applied against new purchases of such products and services over a specified minimum amount during each of the three years, the credit will be cancelled.

                  IMPACT OF THE ARRANGEMENT AND REORGANIZATION

CAPITAL STRUCTURE

    The Arrangement will fundamentally alter the consolidated debt of the AT&T Canada Companies by reducing the amount of outstanding public debt to zero. The AT&T Canada Companies will benefit from a reduction in the annual cash interest cost of $430 million across all of the series of Notes. Management believes that this will enable AT&T Canada, and following the implementation of the Plan, New AT&T Canada to continue to pursue its business plan in order to maximize enterprise value.

    The following table shows the pro forma effect of the Arrangement on the AT&T Canada Companies' consolidated capital structure as at September 30, 2002, reflecting the various assumptions and adjustments described more fully in the notes to the pro forma consolidated balance sheet as at that date. See
"Pro Forma Consolidated Financial Information -- Notes to Pro Forma Consolidated Balance Sheet".

                                                                                         PRO FORMA(*)
                                                               SEPTEMBER 30, 2002     AFTER ARRANGEMENT
                                                              --------------------   --------------------
                                                              ($ thousands, except   ($ thousands, except
                                                                  percentages)           percentages)
Long-term debt in default...................................        4,706,606                    0
Capital lease obligations...................................           20,171               20,171
Shareholders' equity (deficiency)...........................       (3,655,827)             633,159
                                                                   ----------              -------
Total capitalization........................................        1,070,950              653,330
                                                                   ==========              =======
Ratios
  Debt as a percentage of total capitalization..............              441%                   3%

------------

* See "Pro Forma Consolidated Financial Information -- Pro Forma Consolidated Balance Sheet".

           DESCRIPTION OF THE PLAN OF ARRANGEMENT AND REORGANIZATION

    THE FOLLOWING IS A SUMMARY ONLY OF THE PLAN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE PLAN. FOR COMPLETE DETAILS, REFERENCE SHOULD BE MADE TO THE PLAN, WHICH IS ATTACHED AS APPENDIX C TO THIS CIRCULAR.

    The purpose of the Plan is to restructure the balance sheets and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of the Affected Claims of the Affected Creditors and to simplify the operating corporate structure of the AT&T Canada Companies.

    On implementation of the Plan, Affected Creditors will own 100% of the equity of New AT&T Canada, which will have no outstanding long-term debt.

    Management is of the view that the Plan will produce a more favourable result overall for all of the AT&T Canada Companies' stakeholders, excluding current equity holders of AT&T Canada but including Affected Creditors, relative to a liquidation of the AT&T Canada Companies' assets. The Plan is presented to the Affected Creditors on a consolidated basis to reflect the fact that the AT&T Canada Companies operate one integral network and telecommunications infrastructure and that AT&T Fibre, AT&T Telecom Services and Canada Corp. are unlimited liability companies, and to simplify the administration and implementation of the

Plan. The Plan also establishes a Management Incentive Plan to replace the Existing Incentive Plans to reflect the anticipated contributions from the Management Employees and to provide incentives to Management Employees regarding the continuing business of the AT&T Canada Companies.

    In developing the Plan, AT&T Canada has sought to achieve a fair and reasonable balance between all its Affected Creditors while providing for the financial stability and future economic viability of the AT&T Canada Companies.

APPROVAL OF THE PLAN

    In order that the Plan be binding on the Creditors in accordance with the CCAA, the Arrangement and Reorganization Resolution to approve the Plan must first be approved by a majority in number of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting and that represent at least two thirds (66 2/3%), in value of the Voting Claims of the Affected Creditors that vote on the Arrangement and Reorganization Resolution (in person or by proxy) at the Meeting.

CLASSIFICATION OF AFFECTED CREDITORS

    For the purposes of considering and voting on the Arrangement and Reorganization Resolution and receiving distributions under the Plan, there will be only one class of Affected Creditors, which shall be identified as the "AFFECTED CREDITORS CLASS". The procedure for determining the validity and quantum of the Affected Claims (as defined below) of Affected Creditors for voting and distribution purposes shall be governed by the Claims Procedure, the Claims Procedure Order and the Meeting Order. See "Voting at the Meeting -- Determination of Claims".

    The Affected Creditors under the Plan for voting and distribution purposes are Creditors having Affected Claims. The affected claims ("AFFECTED CLAIMS") are all Claims against the AT&T Canada Companies, other than Inter-Company Claims, whether or not asserted, that are:

    (i) capable of pursuit through or subject to any action or other proceeding for damages, an accounting, taxes or restitution (including, without limitation, any class action, or proceedings before any administrative tribunal or complaints to any regulatory authority, other than any proceedings before the CRTC) existing as of the Commencement Time, including, without limitation, those matters provided for in items (ii) to (ix), and Claims which may be capable of pursuit through or subject to an action or other proceeding for damages, indemnity, an accounting, taxes or restitution based upon an event, act or omission, which occurred in whole or in part prior to the Commencement Time;

    (ii) based upon any Claim for damages, indemnity, an accounting, taxes, restitution or other relief resulting from any tort (intentional or unintentional), any breach of duty (whether statutory, legal, equitable or fiduciary in nature) or which result from the termination or non-performance or breach of any obligation in respect of the AT&T Canada Companies other than Claims of Ongoing Suppliers in such capacity and other than Claims of the respective directors and officers of the AT&T Canada Companies for indemnity pursuant to indemnities provided by the AT&T Canada Companies;

   (iii) Claims by Ongoing Suppliers (other than Claims with respect to amounts due and owing for the supply of goods, premises or services) to the extent that such Claims exceed the amounts which the AT&T Canada Companies are entitled to set off against such Claims;

    (iv) Claims resulting from the termination, repudiation or disclaimer of any contract, lease or other arrangement pursuant to the Initial CCAA Order;

    (v) Claims arising out of allegations concerning the termination of employment other than:

       (1) Claims which proceed by way of labour arbitration pursuant to collective bargaining agreements between the AT&T Canada Companies and any of their employees; and

       (2) Claims for salary continuance payments and pension arrangements consistent with employee policies of the AT&T Canada Companies existing at the Commencement Time;

    (vi) Claims of Her Majesty the Queen in Right of Canada or of any Province or Territory or municipality or any other taxation authority in any Canadian or foreign jurisdiction, including, without limitation, amounts which may arise or have arisen under any notice of assessment, notice of reassessment, notice of appeal, audit, investigation, demand or similar request from any taxation authority (collectively "ASSESSMENTS") other than Claims:

       (1) as an Ongoing Supplier with respect to amounts due and owing for the supply of goods, premises and services;

       (2) for any amounts owing for municipal real property taxes upon, relating to and which give rise to a lien on any real property in which the AT&T Canada Companies retain a property interest as of the Commencement Time up to the value of the interest of the AT&T Canada Companies in the real property in respect of which the taxes are imposed and over which any such lien is imposed;

       (3) for any statutory liens or statutory deemed trust amounts required by law to be deducted or paid by the AT&T Canada Companies in respect of employees' wages including, without limitation, in respect of employment insurance, Canada Pension Plan, Quebec Pension Plan and income taxes, and for any other statutory liens or statutory deemed trust amounts arising under the Income Tax Act (Canada) or similar legislation in effect in any Province or Territory or foreign jurisdiction referred to in subsection 18.2(1) of the CCAA; and

       (4) for any amounts in respect of goods and services or other applicable sales taxes in connection with the sale of goods and services by the AT&T Canada Companies to their customers which the AT&T Canada Companies agree to pay in the ordinary course;

   (vii) any action or proceeding under the CBCA or under the NSCA based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time;

  (viii) any action or other proceeding (including any class action or complaints to any regulatory authority, other than any proceedings before the CRTC) based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time in respect of any issued AT&T Canada securities (as defined in the CBCA) and options and warrants relating thereto; or

    (ix) Claims of Noteholders.

    The Plan does not compromise the Unaffected Claims, other than certain Inter-Company Claims. The Unaffected Claims, other than the Inter-Company Claims that are restructured or settled under the Plan, shall continue to be paid in full in the ordinary course.

THE AT&T CANADA REORGANIZATION

    Under the Reorganization, the AT&T Canada Articles of Reorganization will be filed to (i) cancel, without payment of any consideration, all of the Existing AT&T Canada Equity, (ii) authorize a new class of common shares of AT&T Canada,
(iii) issue 10,000 of such common shares to New AT&T Canada under the Plan and
(iv) fix the board of directors of AT&T Canada at nine directors. As a result, following implementation of the Plan, AT&T Canada will become a wholly owned subsidiary of New AT&T Canada. The stated capital of all classes of shares of AT&T Canada may be adjusted in accordance with the Plan.

CREATION OF NEW AT&T CANADA

    New AT&T Canada will be incorporated prior to the CCAA Sanction Order. On the Plan Implementation Date, the New AT&T Canada Articles and New AT&T Canada By-Laws will become effective, New AT&T Canada will become the sole shareholder of AT&T Canada and Affected Creditors will become the shareholders of New AT&T Canada in accordance with the provisions of the Plan, and the New AT&T Canada Board of Directors consisting of nine members will be appointed. The corporate name of AT&T Canada will be changed, to the extent necessary, to permit New AT&T Canada to use the name "AT&T Canada" in its corporate name from and after the Plan Implementation Date. The Plan provides that New AT&T Canada will acquire the Affected Claims from the Affected Creditors in exchange for cash from the Cash Pool and

New Shares from the Creditors' Equity Pool. The AT&T Canada Companies will, prior to the Plan Implementation Date, advance sufficient funds to New AT&T Canada to establish the Cash Pool.

    For a description of the persons who will be appointed as directors of New AT&T Canada, AT&T Canada and New OpCo upon the implementation of the Plan, see "Appointment of the Board of Directors".

    The rights, privileges, restrictions and conditions to be attached to the New Shares will be set out in the New AT&T Canada Articles. See also
"-- Description of the New Share Capital".

    The stated capital for the New Shares will be determined pursuant to the Plan.

NEW OPCO ARRANGEMENT AND REORGANIZATION

    Prior to the Plan Implementation Date, AT&T Fibre, AT&T Telecom Services and Canada Corp. will be converted to limited liability companies under the NSCA. Prior to the CCAA Sanction Order, AT&T Canada will cause an amendment to the articles of New OpCo to increase the number of directors to nine members.
AT&T Canada will cause New OpCo to import AT&T Fibre, AT&T Telecom Services and Canada Corp. from the NSCA, Netcom, 1219404 Ontario Inc. and 950545
Ontario Inc. from the OBCA and Netcom Canada Holdings Inc. from the NBCA, and to effect an amalgamation of New OpCo, AT&T Fibre, AT&T Telecom Services,
Canada Corp., Netcom, Netcom Canada Holdings Inc., 1219404 Ontario Inc. and 950545 Ontario Inc. (the "NEW OPCO ARRANGEMENT"), all under Section 192 of the CBCA. New OpCo (as of the effective time of such amalgamation) will have substantially the same articles as New AT&T Canada except for the New Shares and the AT&T Canada By-Laws will be adopted and will contain substantially the same provisions as the New AT&T Canada By-Laws. If, after giving effect to the New OpCo Arrangement, AT&T Canada is not the sole shareholder of New OpCo, the articles of New OpCo will be amended pursuant to the New OpCo Articles of Reorganization to cancel the Existing Canada Corp. Equity in accordance with and pursuant to Section 5.8 of the Plan, except for the shares held by AT&T Canada, following which AT&T Canada will be the sole shareholder of New OpCo. The stated capital of all classes of shares of New OpCo may be adjusted by the board of directors of New OpCo.

    The New OpCo Arrangement and the implementation of the Plan will result in the following organizational structure, which has been simplified for illustrative purposes:

                                   [GRAPHIC]

RESTRUCTURING AND SUBORDINATION OF AT&T CANADA CANADIAN INTER-COMPANY
  INDEBTEDNESS AND CLAIMS FOLLOWING THEIR PURCHASE

    On the Plan Implementation Date, all of the AT&T Canada Canadian Inter-Company Indebtedness owing to AT&T Canada by each of the predecessor corporations to New OpCo, and as assumed by New OpCo from and after the New OpCo Arrangement, will be compromised and subordinated as provided in the Plan. After such compromise and subordination, New OpCo will be indebted to AT&T Canada under two interest bearing notes as follows: Tier 1 indebtedness will have a principal amount of not more than the fair value of New OpCo determined by the New AT&T Canada Board of Directors and will be evidenced by an interest bearing demand note (the "TIER 1 NOTE") which will rank PARI PASSU with other debts and obligations of New OpCo; and Tier 2 indebtedness will have a principal amount equal to the remaining balance of the AT&T Canada Canadian Inter-Company Indebtedness and will be evidenced by a subordinated interest bearing term note (the "TIER 2 NOTE").

    After the deemed transfer of the Affected Claims of Affected Creditors to New AT&T Canada pursuant to the Plan, New AT&T Canada will compromise such Affected Claims as follows:

    - New AT&T Canada will transfer to AT&T Canada the Affected Claims of Affected Creditors owed by any of the AT&T Canada Companies that is a predecessor to New OpCo under the New OpCo Arrangement in exchange for an interest bearing demand note issued by AT&T Canada with a principal amount equal to the fair value of such transferred Affected Claims (the
      "AT&T CANADA NOTE A"), as determined by the AT&T Canada Board of Directors. Immediately after the transfer, AT&T Canada will settle with New OpCo those transferred Affected Claims for consideration equal to their fair value; and

    - New AT&T Canada will settle with AT&T Canada the Affected Claims of Affected Creditors owed by AT&T Canada, including the Notes, by receiving from AT&T Canada an interest bearing demand note issued by AT&T Canada having a principal amount equal to the fair value of AT&T Canada immediately following the settlement less the principal amount of the AT&T Canada Note A (the "AT&T CANADA NOTE B").

    On completion of the Plan, AT&T Canada will be indebted to New AT&T Canada pursuant to the AT&T Canada Notes with an aggregate principal amount equal to the fair value of AT&T Canada.

TREATMENT OF AFFECTED CREDITORS

GENERAL

    Under the Plan, Affected Creditors will transfer and be deemed to have transferred their Affected Claims to New AT&T Canada, a newly incorporated company which will become the owner of all of the outstanding equity of AT&T Canada. In exchange for their Affected Claims, each Affected Creditor will receive in accordance with the Plan a PRO RATA cash distribution from the Cash Pool and New Shares from the Creditors' Equity Pool, each calculated on the basis of the Affected Creditor's aggregate Distribution Claim. The Cash Pool will be calculated in accordance with the Plan and will consist of an amount equal to (i) all available cash and cash equivalents as of the Calculation Date determined in accordance with Canadian GAAP exceeding the sum of $100 million minus (ii) the Net Working Capital Adjustment (for greater certainty, a negative Net Working Capital Adjustment amount will increase the Cash Pool and not decrease it) less (iii) the estimated costs in respect of the CCAA Proceedings and the CBCA Proceedings, to be paid after the Calculation Date up to the Plan Implementation Date including the professional fees of advisors, which become payable or accrue as of the Plan Implementation Date, without duplication. The Cash Pool will not be less than $200 million. Based solely upon the mid-point of Greenhill's estimate of the range of Reorganization Values and the Noteholders' Distribution Claims (which are based on the aggregate accrued principal amounts plus accrued and unpaid interest or aggregate accreted value, as applicable, owing under each series of Notes up to the Commencement Time) and the Affected Claims of Affected Creditors other than Noteholders, as determined in accordance with the Claims Procedure, the distribution under the Plan would provide Affected Creditors with an approximate 17.4% recovery on their Affected Claims.

CLAIMS FOR DISTRIBUTION PURPOSES

    ALLOCATION OF DISTRIBUTIONS

    All distributions made by New AT&T Canada pursuant to the Plan shall be first in consideration for the outstanding principal amount of the Affected Claims and secondly in consideration for accrued and unpaid interest and penalties, if any, which form part of such Affected Claims. Notwithstanding any provisions of the Plan, each Affected Creditor that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed by any Governmental Authority on account of such distribution. The AT&T Canada Companies and New AT&T Canada shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any Affected Creditor or to any Person on behalf of any Affected Creditor such amounts as the AT&T Canada Companies or New AT&T Canada is (i) required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada), the United States INTERNAL REVENUE CODE OF 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or superseded, or (ii) entitled to withhold under section 116 of the INCOME TAX ACT (Canada) or any corresponding provisions of provincial law.

    NET WORKING CAPITAL ADJUSTMENT

    In connection with the final determination of the Cash Pool, the AT&T Canada Companies and the professional advisors to the Restricted Committee will review the calculations generated by the application of the Net Working Capital Adjustment, including a thorough understanding of the reasons for any variances in actual working capital account balances from those currently expected. Upon a mutual determination of long-term differences in the expected working capital levels of the AT&T Canada Companies from the amounts relied on for determining the Net Working Capital Adjustment, the Cash Pool may be appropriately adjusted with the consent of the Restricted Committee from the amounts derived above to address such changes in the working capital position of the AT&T Canada Companies. Subject to material unforeseen events, and without the consent of the Restricted Committee, the Cash Pool will not be less than $200 million. The AT&T Canada Companies and the Restricted Committee will work to finalize the Net Working Capital Adjustment as soon as the relevant information has been determined, which is expected to be completed on or before the Record Date. In the event that the Calculation Date is changed in accordance with the Plan and, as a result thereof, there is a significant change in the cash position of the AT&T Canada Companies, the AT&T Canada Companies and the Restricted Committee shall consider and implement in good faith an appropriate adjustment to the Cash Pool. As soon as the Cash Pool amount has been determined (which, for greater certainty, is currently estimated to be approximately
$240 million, but shall not be less than $200 million), and in any event no later than two Business Days after the Record Date, Canada Corp. and/or
AT&T Canada will advance to New AT&T Canada an amount which, in the aggregate, is equal to the Cash Pool (the "CASH POOL ADVANCES"), which advances will be evidenced, in the case of AT&T Canada, by the Cash Pool AT&T Canada Advance Note issued by New AT&T Canada to AT&T Canada and, in the case of Canada Corp., by the Cash Pool Canada Corp. Advance Note issued by New AT&T Canada to Canada Corp.

    For greater clarity, accrued liabilities includes accruals for amounts owing to: Canadian and international telephone companies; suppliers for the provision of goods and services; federal and provincial taxing jurisdictions for excise taxes; employees for salaries, wages, sales commission and other forms of compensation.

    For the purposes of the Plan, only whole numbers of New Shares will be issued. When any distribution on account of a Distribution Claim would otherwise result in the issuance of a number of New Shares that is not a whole number, the actual distribution of such New Shares will only include the next lower whole number and no compensation shall be paid for fractional share interests.

DISTRIBUTION OF SHARES

    Affected Creditors who are Canadians and provide a completed Residency Declaration to New AT&T Canada on or before the Record Date certifying that such Affected Creditor is a Canadian (for the purposes of the Telecommunications Act) will receive in the aggregate 66 2/3% of the Common Shares to be issued under the Plan. Other Affected Creditors will receive in the aggregate 33 1/3% of the Common Shares and, subject to the qualification outlined immediately below, 100% of the Limited Voting Shares to be issued under the Plan. No Affected Creditor, together with any other Person or group of Persons with whom it is acting jointly or in concert, will receive Common Shares in excess of 10% of the Common Shares outstanding on the Plan Implementation Date and Limited Voting Shares will be issued to any Affected Creditor that, together with any other Person or group of Persons with whom it is acting jointly or in concert, would have otherwise received a number of Common Shares in excess of 10% of the Common Shares outstanding on the Plan Implementation Date. The New Shares to be issued under the Plan will represent all of the outstanding equity of New AT&T Canada on the Plan Implementation Date. The Existing AT&T Canada Equity and Existing Canada Corp. Equity will be cancelled without compensation.

HOLDERS OF EXISTING SHARES

    Holders of Existing AT&T Canada Equity or Existing Canada Corp. Equity will not be entitled to any payment or other compensation with respect to its Existing AT&T Canada Equity or Existing Canada Corp. Equity or the cancellation thereof and any Claims they may have which are directly or indirectly related to or are derived from such Existing AT&T Canada Equity or Existing Canada Corp. Equity will be deemed to be released and discharged in full without compensation.

HOLDERS OF OPTIONS AND WARRANTS

    As a result of the Arrangement, all Existing Options and all warrants (including warrants to purchase Class B Non-Voting Shares) will be cancelled for no consideration.

UNAFFECTED CLAIMS

    The Unaffected Claims are not compromised in the Plan.

CALCULATIONS

    All cash payment amounts will be calculated to the nearest 1 CENTS ($0.01). Calculations and determinations made in accordance with the Plan are final and binding.

DESCRIPTION OF THE NEW SHARE CAPITAL

    The authorized share capital of New AT&T Canada following the Arrangement will consist of an unlimited number of Common Shares and Limited Voting Shares. The two classes of shares will be created in order to ensure compliance with the foreign ownership restrictions in the Telecommunications Act and the regulations thereunder. Such restrictions are described in "Risk Factors -- Risk Factors Relating to the Implementation of the Plan -- Restrictions on Foreign Ownership and Control". The following summary describes the rights, privileges, restrictions and conditions that will attach to the New Shares. The full text of the rights, privileges, restrictions and conditions of the New Shares is set forth in the New AT&T Canada Articles, which will be substantially in the form set out in Schedule A to the Plan.

COMMON SHARES

    VOTING

    Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of New AT&T Canada except meetings at which the holders of a specified class or series (other than the Common Shares) are entitled to vote separately as a class as provided in the CBCA or in the New AT&T Canada Articles and each Common Share confers the right to one vote in person or by proxy at all such meetings.

    Holders of Common Shares are entitled to elect five of nine members to the New AT&T Canada Board of Directors, subject to increase as described under "-- Allocation of the New AT&T Canada Board of Directors".

    DIVIDENDS AND DISTRIBUTIONS

    The Common Shares participate equally with the Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the New AT&T Canada Board of Directors. All dividends and distributions declared on the Common Shares or Limited Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Common Shares on Common Shares and Limited Voting Shares on Limited Voting Shares or the making or distribution of rights to acquire Limited Voting Shares to holders of Limited Voting Shares and rights to acquire Common Shares to holders of Common Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without performance or priority.

    LIQUIDATION

    Holders of Common Shares are entitled to receive the remaining assets of New AT&T Canada on its winding-up or dissolution in equal amounts, share for share, with the holders of Limited Voting Shares.

    CONVERSION

    The Common Shares are convertible, at the option of the holders of the Common Shares, at any time and from time to time, into Limited Voting Shares on a share-for-share basis.

    COMPLIANCE WITH THE TELECOMMUNICATIONS ACT

    To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of New AT&T Canada shall have the right to sell the Common Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of New AT&T Canada may refuse to issue a Common Share, or register the transfer of a Common Share, in a circumstance where to do so would result in New AT&T Canada's or any of its affiliates' or associates' non-compliance with the foreign ownership restrictions of the Telecommunications Act.

LIMITED VOTING SHARES

    VOTING

    In order to ensure compliance with the Telecommunications Act, except for the election of directors or as otherwise provided below or in the CBCA, holders of Limited Voting Shares are not entitled to vote at any meetings of the shareholders of New AT&T Canada. The holders of Limited Voting Shares are entitled to receive notice of and to attend meetings of the holders of Common Shares. Each Limited Voting Share confers the right to one vote in person or by proxy at any meeting at which the holders of Limited Voting Shares are entitled to vote.

    Holders of Limited Voting Shares are entitled to elect four of the nine members of the New AT&T Canada Board of Directors, subject to reduction as described under "-- Allocation of the New AT&T Canada Board of Directors". Without limiting the rights of the holders of the Limited Voting Shares under the CBCA, the holders of the Limited Voting Shares are entitled to vote as a separate class: (i) upon any matter (including, without limitation, any consolidation, sub-division or reclassification) that would adversely affect the equivalence or equal participation of the Limited Voting Shares and the Common Shares; (ii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to Schedule III to the New AT&T Canada Articles, which Schedule specifies certain matters requiring approval by not less than seven of the directors including at least four directors of New AT&T Canada elected or appointed by the holders of Common Shares; (iii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to the New AT&T Canada Articles or New AT&T Canada By-Laws that is not approved by at least seven of the directors including at least four directors of New AT&T Canada elected or appointed by the holders of Common Shares; (iv) until the holders of Limited Voting Shares are entitled to nominate fewer than two directors, upon an amalgamation pursuant to Section 181 of the CBCA; and (v) upon any amendment to the New AT&T Canada Articles to change the number of directors on the New AT&T Canada Board of Directors.

    DIVIDENDS AND DISTRIBUTIONS

    The Limited Voting Shares participate equally with the Common Shares with respect to the declaration of any dividends or distributions if, as and when declared by the New AT&T Canada Board of Directors. All dividends or distributions declared on the Limited Voting Shares or Common Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Limited Voting Shares on Limited Voting Shares and Common Shares on Common Shares or the making or distribution of rights to acquire Limited Voting Shares to holders of Limited Voting Shares and rights to acquire Common Shares to holders of Common Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without performance or priority.

    LIQUIDATION

    Holders of Limited Voting Shares are entitled to receive the remaining assets of New AT&T Canada on the winding-up or dissolution, in equal amounts, share for share, with the holders of Common Shares.

    CONVERSION

    The Limited Voting Shares are convertible, at the option of the holders of Limited Voting Shares, at any time and from time to time, into Common Shares on a share-for-share basis, in the following circumstances:

    (i) at any time following the termination of the Acquisition Rights Agreement on December 31, 2004, upon provision by a holder of Limited Voting Shares of (1) a Residency Declaration to the Transfer Agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act and the regulations thereunder) and (2) a written notice specifying the number of Limited Voting Shares to be converted;

    (ii) upon a take-over bid being made for the Common Shares where no equivalent bid is made for the Limited Voting Shares, for the purposes of allowing the holders of Limited Voting Shares to tender to such bid;

   (iii) automatically upon the removal, in whole or in part, of the Canadian ownership and control provisions of Section 16 of the Telecommunications Act and related regulations, but only to the extent of such removal, and non-Canadian ownership and control of New AT&T Canada and its subsidiaries not otherwise being restricted by law, provided that such conversion right is made available on a PRO RATA basis to all holders of Limited Voting Shares in the case of a partial removal; or

    (iv) the New AT&T Canada Board of Directors, by resolution, allows the conversion of such number of New AT&T Canada Limited Voting Shares as will not, in the opinion of the New AT&T Canada Board of Directors, result in New AT&T Canada or any corporation in which New AT&T Canada has an ownership interest being in contravention of any law, regulation, governmental policy or other legal requirement, including, without limitation, the Telecommunications Act, provided that such conversion right is made available on a PRO RATA basis to all holders of Limited Voting Shares.

    The New AT&T Canada Board of Directors will consider whether conversions are permitted for the purposes of (iv) above at least annually, but shall not permit such conversion unless circumstances are such that at the time of conversion, at least 1% of the then outstanding Limited Voting Shares can then be converted.

ALLOCATION OF THE NEW AT&T CANADA BOARD OF DIRECTORS

    The New AT&T Canada Board of Directors are named herein and will take office on the Plan Implementation Date. Thereafter, commencing with the first annual meeting of shareholders held after the Meeting, the holders of Common Shares, voting as a class, will be entitled to nominate and elect five directors to the New AT&T Canada Board of Directors and the holders of Limited Voting Shares, voting as a class, will be entitled to nominate and elect four directors to the New AT&T Canada Board of Directors.

    On the Plan Implementation Date, the term of office of those individuals who are directors of AT&T Canada immediately prior to the Plan Implementation Date will terminate.

    As conversions of Limited Voting Shares to Common Shares are anticipated to occur over time, the number of directors elected and nominated to the New AT&T Canada Board of Directors by holders of Limited Voting Shares will be reduced according to the percentage of total equity of New AT&T Canada held by such holders as follows, commencing at such time as they cease to hold less than 50% of New AT&T Canada's equity:

----------------------------------------------------------------------------------------------
PERCENTAGE OF TOTAL EQUITY HELD BY                             NUMBER OF DIRECTORS ELECTED BY
HOLDERS OF LIMITED VOTING SHARES                              HOLDERS OF LIMITED VOTING SHARES
----------------------------------------------------------------------------------------------
Equal to or greater than 50%                                                  4
----------------------------------------------------------------------------------------------
Equal to or greater than 35% but less than 50%                                3
----------------------------------------------------------------------------------------------
Equal to or greater than 20% but less than 35%                                2
----------------------------------------------------------------------------------------------
Equal to or greater than 10% but less than 20%                                1
----------------------------------------------------------------------------------------------
Less than 10%                                                                 0
----------------------------------------------------------------------------------------------

    If the holders of the Limited Voting Shares lose the entitlement to nominate and elect a director or directors in accordance with the foregoing, the holders of the Common Shares will correspondingly acquire the entitlement to elect additional director(s) such that the aggregate number of directors will equal nine.

    The percentage of equity of New AT&T Canada held by the holders of Limited Voting Shares will be calculated in accordance with the provisions of the New AT&T Canada Articles.

    See "Appointment of the Board of Directors".

BOARD SUPER-MAJORITY REQUIREMENTS

    Until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors or December 31, 2004, the New AT&T Canada Articles require the approval of not less than seven of the directors (including at least four directors elected or appointed by the holders of Common Shares) for the following matters:

    - any material change to the scope or nature of the business or operations of New AT&T Canada or any of its subsidiaries considered on a consolidated basis;

    - aggregate capital expenditures of New AT&T Canada and its subsidiaries in any calendar year in excess of $195 million;

    - the incurring by New AT&T Canada or its subsidiaries of funded debt in excess of $100 million or the changing of any material terms of any material debt incurred;

    - any material change (in excess of $20 million) to the terms of any material agreements entered into by New AT&T Canada or its subsidiaries on or before the Plan Implementation Date, including the commercial agreements with AT&T Corp. or its subsidiaries;

    - any consolidation or merger with another Person of New AT&T Canada or any of its subsidiaries, the sale or transfer of all or a substantial portion of the assets of New AT&T Canada and its subsidiaries (on a consolidated basis) to another Person or the entering into any other similar business combination other than a consolidation, merger, sale or transfer of any wholly owned subsidiary into or to New AT&T Canada or another wholly owned subsidiary of New AT&T Canada;

    - any sale, lease or transfer of assets by New AT&T Canada or its subsidiaries where such assets have a value in excess of $20 million in any one transaction or related transactions;

    - the declaration or payment by New AT&T Canada of any dividends or the making of any distributions on its shares or the redemption or repurchase of shares or any other securities, except in connection with the conversion of Common Shares into Limited Voting Shares or Limited Voting Shares into Common Shares;

    - any authorization, issue or sale of or agreement of New AT&T Canada to issue or sell any Common Shares or Limited Voting Shares, including any issue of or agreement to issue options, rights (other than rights issued pursuant to the New Rights Plan or pursuant to the Acquisition Rights Agreement), conversion or exchange privileges to acquire Common Shares or Limited Voting Shares other than (i) the issuance of Common Shares upon the conversion of the Limited Voting Shares into Common Shares, or the issuance of Limited Voting Shares upon the conversion of Common Shares into Limited Voting Shares (ii) the issuance of shares upon the exercise of outstanding options (iii) Common Shares or Limited Voting Shares issued pursuant to the New Rights Plan or pursuant to the Acquisition Rights Agreement and (iv) the issuance of Common Shares or Limited Voting Shares pursuant to a pre-emptive right previously granted to a third party that was approved in accordance with this clause;

    - the entering into by New AT&T Canada of any transactions with any current shareholder, director or officer or employee other than transactions in the ordinary course of business;

    - any amendment to the New AT&T Canada Articles or New AT&T Canada By-Laws;

    - the adoption or amendment of any stock option plan, bonus plan, management incentive plan or other employee benefit plan of New AT&T Canada;

    - any amendment to the shareholder declarations to be effective as of Plan Implementation Date under section 146(2) of the CBCA effected by New AT&T Canada in respect of AT&T Canada and AT&T Canada in respect of New OpCo respecting the constitution of the board of directors of each of AT&T Canada and New OpCo, respectively. Such declarations will provide that the boards of each of New AT&T Canada, AT&T Canada and New OpCo will be identical and that at least 80% of the members of the board of directors of each company will be resident Canadians.

    - any delegation of material board authority by New AT&T Canada to a committee, such as an executive committee;

    - any material investment (in excess of $20 million) by New AT&T Canada in any other company, partnership, association or other form of joint venture;

    - the guarantee of any liabilities by New AT&T Canada of a third party, other than indemnification of directors and officers of New AT&T Canada and its subsidiaries in accordance with the CBCA; and

    - any material transaction by New AT&T Canada outside the normal and ordinary course of business.

APPROVAL OF THE NEW AT&T CANADA BY-LAWS

    The New AT&T Canada By-Laws will be similar to the current by-laws of AT&T Canada but will provide for the election of the chairman of the New AT&T Canada Board of Directors and will reflect recent amendments to the CBCA. The New AT&T Canada By-Laws will provide as follows:

    - until December 31, 2004, the chairman of the New AT&T Canada Board of Directors shall be selected by the New AT&T Canada Board of Directors from the five directors elected by the holders of the Common Shares in accordance with the New AT&T Canada Articles. The chairman will not be an officer or employee of New AT&T Canada or any of its affiliates and will be independent of the management of New AT&T Canada and its affiliates. Until the earlier of such time as the holders of Limited Voting Shares are entitled (as a class) to nominate and elect fewer than four directors in accordance with the articles or December 31, 2004, the chairman may only be replaced or removed with the approval of not less than seven of the directors including at least four directors elected or appointed by the holders of Common Shares;

    - the New AT&T Canada Board of Directors shall consist of nine directors and a quorum for the transaction of business at any meeting of the directors shall require: (i) a majority of the directors required by the New AT&T Canada Articles and (ii) the directors elected by or appointed on behalf of the holders of Common Shares shall represent not less than 50% of the directors present at such meeting;

    - a quorum for any meeting of a committee shall require not less than 50% of the committee members present to be directors elected by or appointed on behalf of the holders of Common Shares;

    - provide indemnities to directors and officers concerning range of costs, options for reimbursement and scope of matters for which indemnification may be sought;

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    - a meeting of shareholders may be held outside of Canada, so long as the
      New AT&T Canada Articles permit or is agreed to by all the shareholders permitted to vote at the meeting;

    - a person may participate in a meeting of shareholders by means of telephonic, electronic or other communication facility;

    - a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility if the directors or shareholders so determine;

    - subject to the consent of the directors, voting at a meeting of shareholders may be held by means of a telephonic, electronic or other communication facility if New AT&T Canada makes such means available; and

    - the presence, in person or by proxy, of two or more persons holding at least 33 1/3% of the shares entitled to vote at a shareholders' meeting will constitute a quorum.

    The New AT&T Canada Articles will provide that the New AT&T Canada By-Laws may only be amended by a special resolution of the shareholders of New
AT&T Canada.

APPROVAL OF MANAGEMENT INCENTIVE PLAN

    As part of the Plan, the Existing Incentive Plans and all options and other entitlements granted thereunder will be cancelled without payment of any consideration and the Management Incentive Plan will be implemented.

    The purpose of the Management Incentive Plan is to advance the interests of New AT&T Canada and its shareholders by assisting in the retention of qualified Management Employees for New AT&T Canada and its affiliates, providing additional performance-based incentives to such persons and enabling such persons to participate in the future growth and development of New AT&T Canada. The Management Incentive Plan permits the grant of Options, share appreciation rights ("SARS"), restricted share units ("RSUS") and other share-based awards to Management Employees of New AT&T Canada and its affiliates. In addition, non-employee directors of New AT&T Canada will be eligible to receive non-discretionary annual grants of Options under the Management Incentive Plan. The New AT&T Canada Board of Directors or a committee thereof will administer the Management Incentive Plan. Approximately 10% of the total number of New Shares to be outstanding immediately after the implementation of the Plan will be reserved for issuance under the Management Incentive Plan.

    Options, SARs and RSUs granted under the Management Incentive Plan will be non-assignable except as provided therein and Options and SARs will expire not later than ten years from the date of grant, it being understood that the New AT&T Canada Board of Directors may provide for the earlier expiration of Options and SARs. Unless otherwise specified by the New AT&T Canada Board of Directors at the time of grant and except as otherwise provided in the Management Incentive Plan, each Option grant will vest as to one third on each of the first, second and third anniversaries of the date of grant. Options will also vest automatically upon a change in control of New AT&T Canada. The exercise prices for Options and SARs granted under the Management Incentive Plan will be set by the New AT&T Canada Board of Directors in accordance with the requirements of the TSX.

APPROVAL OF NEW RIGHTS PLAN

GENERAL

    On the Plan Implementation Date, New AT&T Canada will establish the
New Rights Plan to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for New AT&T Canada. The New Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Common Shares (or such higher amount as may be determined by the New AT&T Canada Board of Directors, provided such amount does not exceed 20% of the outstanding Common Shares), or (ii) 20% of the aggregate outstanding New Shares, other than pursuant to a Permitted Bid.

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    The New Rights Plan is designed to prevent the use of coercive and/or abusive take-over techniques and to encourage any potential acquiror to negotiate directly with the New AT&T Canada Board of Directors for the benefit of all shareholders. The New Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of New AT&T Canada. The New Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control. The New Rights Plan could make it more difficult for a third party to acquire control of New AT&T Canada, even if such change in control would be beneficial to shareholders.

    The New Rights Plan utilizes the mechanism of a Permitted Bid (as described under " -- Permitted Bid Requirements") to attempt to ensure that a person seeking to acquire beneficial ownership of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the outstanding New Shares, gives shareholders and the New AT&T Canada Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The initial lower threshold for bids for Common Shares recognizes the restriction on non-Canadian holders acquiring additional Common Shares due to ownership restrictions under the Telecommunications Act.

    The purpose of the New Rights Plan is to provide the New AT&T Canada Board of Directors with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The
New Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the New Rights Plan. By creating the potential for substantial dilution of a bidder's position, the New Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the New AT&T Canada Board of Directors with a view to a negotiation.

    The New Rights Plan will be implemented on the Plan Implementation Date. The term of the New Rights Plan shall run until the date of the annual meeting of the shareholders of New AT&T Canada in 2005, unless otherwise determined by a majority of the votes cast by such shareholders.

    Until the earlier of (i) such time as the holders of the Limited Voting Shares are entitled to nominate fewer than four directors; and
(ii) December 31, 2004, any reference herein to action by the New AT&T Canada Board of Directors, including waivers, determinations, decisions, agreements and opinions, shall be approved by not less than seven directors (including at least four directors elected or appointed by the holders of Common Shares) of New AT&T Canada by a vote at a meeting of the directors or by resolution in writing signed by all directors or by counterparts of such resolution signed by all directors entitled to vote on that resolution at a meeting of directors.

    The following description of the New Rights Plan is qualified in its entirety by the terms of the New Rights Plan which is attached as Schedule D to the Plan.

OPERATION OF THE NEW RIGHTS PLAN

    Pursuant to the New Rights Plan, one right (the "RIGHT") will be issued with each New Share issued on the Plan Implementation Date. In addition, one Right will be issued for each additional New Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the time at which the right to exercise Rights terminates under the New Rights Plan. Each Common Share Right initially entitles the registered holders thereof to purchase from New AT&T Canada one Common Share at a price to be determined by the AT&T Canada Board of Directors prior to the Plan Implementation Date, subject to certain anti-dilution adjustments. Each Limited Voting Share Right initially entitles the registered holder thereof to purchase from New AT&T Canada one Limited Voting Share at a price to be determined by the AT&T Canada Board of Directors prior to the Plan Implementation Date, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

TRADING AND EXERCISE OF RIGHTS

    Until the Separation Time, the Rights trade together with the New Shares and are represented by the New Share certificates. After the Separation Time, the Rights are exercisable, and are transferable separately

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from the New Shares. "SEPARATION TIME" means the close of business on the tenth trading day after the earlier of (i) the first date of public announcement by New AT&T Canada or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person (the "STOCK ACQUISITION DATE");
(ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid (as defined below)); and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such; or
(iv) such later date as may be determined by the New AT&T Canada Board of Directors

FLIP-IN EVENT

    The acquisition by an Acquiring Person of beneficial ownership of the Prescribed Percentage of outstanding Common Shares or the Prescribed Percentage of outstanding New Shares other than by way of a Permitted Bid is referred to as a "FLIP-IN EVENT". Each Right beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will become null and void.

PERMITTED BID REQUIREMENTS

    The requirements of a permitted bid include the following (a "PERMITTED
BID"):

    - the take-over bid must be made by way of a take-over bid circular;

    - the take-over bid must be made to all registered holders of New Shares, other than New Shares held by the Offeror (as defined in the New Rights
      Plan), offering identical consideration for each Common Share and Limited Voting Share;

    - the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (A) no New Shares shall be taken up and paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid; and (B) no New Shares shall be taken up and paid for pursuant to the take-over bid unless, at the date referred to in (A) above, more than fifty percent (50%) of the aggregate outstanding New Shares held by Independent Shareholders (as defined in the New Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

    - the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, New Shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up and payment for New Shares and that any New Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

    - the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which New Shares may be taken up or paid for, more than fifty percent (50%) of the aggregate outstanding New Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of New Shares for not less than ten Business Days from the date of such public announcement.

    The prevailing provisions for shareholders' rights plans of Canadian public companies regarding "permitted lock-up agreements" are included in the New Rights Plan.

    The New Rights Plan allows a competing Permitted Bid (a "COMPETING PERMITTED BID") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid.

WAIVER AND REDEMPTION

    The New AT&T Canada Board of Directors may, prior to a Flip-In Event, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-In Event in respect of a take-over bid made by means of a take-over bid circular to all holders of New Shares provided that, if waived, the New AT&T Canada Board of Directors shall be deemed to have waived the dilutive effects of the New Rights Plan to any other Flip-in Event occurring by reason of any take-over bid made by means of a take-over bid circular to all holders of New Shares prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the New AT&T Canada Board of Directors may, with the approval of holders of New Shares or Rights, redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

APPROVAL OF ACQUISITION RIGHTS AGREEMENT

    On the Plan Implementation Date, New AT&T Canada will establish the Acquisition Rights Agreement. Each holder of a Limited Voting Share will receive together with each Limited Voting Share, one Acquisition Right which, together with one Limited Voting Share, will entitle the holder thereof until December 31, 2004 to acquire one Common Share. Upon submitting to the rights agent under the Acquisition Rights Agreement the appropriate election form specifying the number of Limited Voting Shares to be converted, a certificate representing one Limited Voting Share for each accompanying Acquisition Right being exercised and a Residency Declaration to the Transfer Agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act and the regulations thereunder), the corresponding number of Common Shares will be issued to the holder of Limited Voting Shares. No holder of an Acquisition Right will be issued Common Shares if and to the extent that, upon such issuance, such person, together with its associates, affiliates or another person with whom it is acting jointly or in concert (as such terms are defined in the Acquisition Rights Agreement), would beneficially own or be deemed to beneficially own greater than 10% of the issued and outstanding Common Shares on the date of issuance.

    Acquisition Rights will be exercisable at any time. The Acquisition Rights will trade together with the Limited Voting Shares and will be represented by Limited Voting Share certificates. The Acquisition Rights will not be separable from the Limited Voting Shares.

COURT APPROVAL AND COMPLETION OF THE PLAN

    The CCAA requires that the Plan be approved by the Court. Prior to the mailing of this Circular, AT&T Canada obtained the Meeting Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Meeting Order is attached hereto as Appendix F.

    AT&T Canada will advise the Court that securities issued under the Plan will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court's approval of the Arrangement.

    Subject to the approval of the Arrangement and Reorganization Resolution in respect of the Plan by the Affected Creditors, the hearing in respect of the Final Order is scheduled to take place on February 25, 2003 at 10:00 a.m. (Toronto time) at the Court at 393 University Avenue, Toronto, Ontario, Canada. Any Affected Creditor who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the Notice of Application and serve such Notice of Appearance on AT&T Canada's solicitors by 4:00 p.m. (Toronto time) on February 20, 2003. The implementation of the Plan is also conditional upon the obtaining of an Order in the US Proceedings recognizing the Final Order.

    The Arrangement will involve an arrangement and reorganization under Sections 191 and 192 of the CBCA and an arrangement in accordance with the CCAA. The New OpCo Arrangement also involves an arrangement under Section 192 of the CBCA and, if required, a reorganization under Section 191 of the CBCA.

    The authority and discretion of the Court is very broad under the CCAA. AT&T Canada's counsel has advised AT&T Canada that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Plan. The Court may approve the Plan as proposed or as amended in any manner which the Court may direct and subject to such terms and conditions, if any, as the Court thinks fit.

    Interested parties should consult their legal advisors with respect to the legal rights available to them in relation to the Plan and the hearing. In the event that the hearing is adjourned, only those Persons who have filed and served a Notice of Appearance at the originally scheduled hearing will be served with notice of the adjourned date.

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PROCEDURES

    NOTEHOLDERS

    Noteholders as of the Record Date shall be entitled to receive their PRO RATA share of the Cash Pool and Creditors' Equity Pool in accordance with the Plan.

    A Letter of Transmittal will be sent to each Noteholder. The Letter of Transmittal, when properly completed and duly executed and returned to the Transfer Agent, together with all other required documents, will enable each Noteholder to obtain certificates representing the New Shares and/or the cheques representing the amounts payable under the Cash Pool that the Noteholder is entitled to receive under the Arrangement and Reorganization.

    For Notes held by the Depository Trust Corporation ("DTC") or the Canadian Depository for Securities ("CDS"), cash payments and the delivery of the New Shares, as applicable, will be made upon surrender of the Notes by DTC or
CDS: (i) through the facilities of DTC, to DTC participants who in turn will make the cash payments and deliveries, as applicable, to the beneficial holders of the Notes as of the Record Date pursuant to standing instruments and customary practices and (ii) through the facilities of CDS, to CDS participants who in turn will make the cash payments and deliveries to beneficial holders of Notes as of the Record Date pursuant to standing instruments and customary practices. New AT&T Canada shall have no liability or obligation in respect of such payments of cash or deliveries to participants of DTC or CDS or to beneficial holders of Notes once such payment of cash and deliveries of New Shares are made to the Transfer Agent.

    NOTEHOLDERS WHO DO NOT FORWARD TO THE TRANSFER AGENT PROPERLY COMPLETED LETTERS OF TRANSMITTAL (TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS) WILL NOT RECEIVE THE CERTIFICATES REPRESENTING NEW SHARES OR THE CASH TO WHICH THEY ARE OTHERWISE ENTITLED AND ALSO WILL NOT BE RECORDED ON THE SHARE REGISTER UNTIL PROPER DELIVERY IS MADE. TO THE EXTENT THAT ANY REGISTERED NOTEHOLDER HOLDS CERTIFICATED NOTES, SUCH NOTEHOLDER MUST INCLUDE THE CERTIFICATE OR CERTIFICATES REPRESENTING THEIR NOTES WITH THE COMPLETED LETTER OF TRANSMITTAL.

    Any use of the mail to transmit a Letter of Transmittal and where applicable, a certificate representing Notes is at the risk of the Noteholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If the Arrangement and Reorganization Resolution is not adopted at the Meeting, or if the Arrangement is not otherwise completed, any certificates representing Notes received by the Transfer Agent will be returned to the appropriate Noteholders.

    Where a certificate representing Notes has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Transfer Agent in accordance with instructions in the Letter of Transmittal.

    NOTEHOLDERS WHOSE NOTES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN PROVIDING DETAILS OR REGISTRATION AND DELIVERY OF THEIR NEW SHARES.

STEPS OF THE ARRANGEMENT

    The following steps in the implementation of the Plan shall occur, and be deemed to have occurred, sequentially in the following order without any further act or formality on the Plan Implementation Date, beginning from the Effective
Time:

    (a) The New AT&T Canada Articles and the New AT&T Canada By-Laws shall become effective and all steps necessary to organize New AT&T Canada shall have been completed;

    (b) The New AT&T Canada Board of Directors shall be established;

    (c) New AT&T Canada shall subscribe for and be issued pursuant to the AT&T Canada Articles of Reorganization 10,000 new voting common shares of AT&T Canada being a separate class from the Existing AT&T Canada Equity for consideration of $1.00;

    (d) The New Rights Plan and the Acquisition Rights Agreement shall become effective;

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    (e) The mandatory exchange of the Affected Claims of the Affected Creditors for the Creditors' Equity Pool and the Cash Pool shall be effected, and be deemed to be effected, and the Affected Creditors shall be entitled to receive the Cash Pool and the New Shares;

    (f) The stated capital of the New Shares shall be set at an amount equal to their fair value which will be deemed to be $581,000,000 in the aggregate unless the AT&T Canada Companies determine by the Record Date, in consultation with their professional advisors and the Restricted Committee, to set the stated capital amount for the New Shares at a different amount;

    (g) The New OpCo Articles of Arrangement shall become effective;

    (h) The New OpCo By-Laws shall become effective;

    (i) The AT&T Canada Articles of Reorganization in respect to all matters other than Section 5.8(c) of the Plan shall become effective and the Existing AT&T Canada Equity shall thereupon be cancelled;

    (j) Articles of amendment for AT&T Canada under the CBCA having substantially the same terms and conditions of the New AT&T Canada Articles except for the New Shares shall become effective;

    (k) The New AT&T Canada By-Laws shall become effective;

    (l) If AT&T Canada is not the sole shareholder of New OpCo after the New OpCo Articles of Arrangement become effective, the New OpCo Articles of Reorganization shall become effective and the Existing Canada Corp. Equity shall thereupon be cancelled;

    (m) The declarations contemplated by Section 5.7(a) of the Plan from New AT&T Canada and AT&T Canada pursuant to Subsection 146(2) of the CBCA shall become effective;

    (n) The settlement of the Affected Claims acquired by New AT&T Canada and other steps contemplated in Section 4.18 of the Plan shall be implemented in accordance with Section 4.18 of the Plan;

    (o) The AT&T Canada Canadian Inter-Company Indebtedness shall be settled and in part subordinated in accordance with Section 4.17 of the Plan;

    (p) New OpCo shall pay to AT&T Canada an amount equal to the amount of the Cash Pool Advance provided by it as a payment of the principal under the Tier 1 Note created pursuant to Sections 4.17(a) and 5.8(o) of the Plan by delivery to AT&T Canada of the Cash Pool Canada Corp. Advance Note;

    (q) AT&T Canada shall pay to New AT&T Canada as a payment of principal under the AT&T Canada Note B created pursuant to Sections 4.18(b) and 5.8(n) of the Plan an amount equal to the Cash Pool by delivery to New AT&T Canada for cancellation of the Cash Pool Advance Notes;

    (r) The Cash Pool and the Creditors' Equity Pool shall be deemed to be held by the Transfer Agent for the benefit of the Affected Creditors;

    (s) The required filings shall become effective and where applicable, the certificates shall be effective under the NBCA, the NSCA and the OBCA, as the case may be, in connection with the discontinuation of the bodies corporate amalgamating with New OpCo;

    (t) The Management Incentive Plan shall be established and replace the Existing Incentive Plans, which (together with all options and other entitlements granted thereunder) shall be cancelled without compensation;

    (u) The Affected Creditors shall be deemed to have released in full the AT&T Canada Companies in respect of the Affected Claims in accordance with the provisions of the Plan;

    (v) The release of Persons under Section 4.16 of the Plan shall become effective; and

    (w) The Charges (as defined in the Initial CCAA Order) shall terminate and be discharged.

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CONDITIONS TO THE PLAN BECOMING EFFECTIVE

    The following are the conditions to the Plan being effective:

    - The appeal period with respect to the CCAA Sanction Order and the CBCA Sanction Order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the AT&T Canada Companies.

    - The appeal period with respect to the US Proceedings Order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the AT&T Canada Companies and the Monitor.

    - No determination shall have been made by the AT&T Canada Companies not to proceed with the Plan prior to the Plan Implementation Date.

    - All of the applicable approvals and orders of, and all applicable submissions, and filings with, governmental, regulatory and judicial authorities having jurisdiction in respect of the completion of transactions contemplated by the Plan (other than the filings to be made with and the certificates to be obtained from the relevant Director of Corporations and Registrar of Companies), and including the issuance, listing and posting for trading of the New Shares to be issued under the Plan have been obtained or made by AT&T Canada and New AT&T Canada, in each case to the extent deemed necessary or advisable by AT&T Canada, New AT&T Canada and the Restricted Committee in form and substance satisfactory to New AT&T Canada, AT&T Canada and the Restricted Committee, to permit holders of the New Shares to freely trade and dispose of the New Shares in the ordinary course, as the case may be, including any orders, rulings, approvals of listings and exemption orders from the relevant securities regulatory authorities in Canada and the United States and the TSX. The TSX shall have listed the New Shares to be issued under the Plan and such shares will be freely tradeable under Canadian securities law in the ordinary course (other than by holders who are "Control Persons" under applicable Canadian securities laws) immediately following the distribution of New Shares on the Plan Implementation Date.

    - AT&T Canada and New AT&T Canada shall have received a legal opinion from their United States counsel substantially to the effect that (i) the issuance of the New Shares is exempt from registration pursuant to
      Section 3(a)(10) of the 1933 Act and (ii) the New Shares to be issued under the Plan will be freely tradeable under the 1933 Act except for such New Shares held by Persons who are deemed to be affiliates of AT&T Canada on or prior to the Plan Implementation Date or who are deemed to be affiliates of New AT&T Canada after the Plan Implementation Date.

    - All of the steps and documents contemplated under "-- Steps of the Arrangement" are in form and substance satisfactory to the Restricted Committee and are capable of being implemented forthwith.

IMPLEMENTATION

    Assuming the Final Order is granted and the other conditions to closing contained in the Plan are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: the various documents necessary to consummate the Arrangement will be executed and delivered and the transactions provided for in the Plan will occur in the order indicated. See "-- Steps of the Arrangement".

    Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about April 1, 2003.

RELEASES

    On the Plan Implementation Date, each and every present and former officer, director, employee, auditor, financial advisor, legal counsel and agent of the AT&T Canada Companies, the Ad Hoc Committee and each of its members (including members of the Restricted Committee) and its legal counsel and financial advisor, and the Monitor and its legal counsel (individually, a "RELEASED PARTY") will be released and discharged from any and

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all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature that any Person may be entitled to assert, including, without limitation, any and all claims in respect of potential statutory liabilities of the former and present directors and officers of the AT&T Canada Companies, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date relating to, arising out of or in connection with Claims, the business and affairs of any of the AT&T Canada Companies, the issue of any securities by any one of the AT&T Canada Companies, the Plan, the CCAA Proceedings, the CBCA Proceedings and the US Proceedings, provided that nothing in the Plan will release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination of the merits to have committed fraud or where the claim is against a director of one or more of the AT&T Canada Companies and is based on allegations of misrepresentation made by directors to Creditors or wrongful or oppressive conduct by directors.

                            REORGANIZATION VALUATION

    AT&T Canada has been advised by Greenhill & Co., LLC ("GREENHILL") with respect to an estimated Reorganization Value of New AT&T Canada. Greenhill has undertaken its analysis for the purpose of estimating the value available to distribute to Affected Creditors pursuant to the Plan and to analyze the relative recoveries to Affected Creditors thereunder. The Reorganization Valuation was prepared on December 11, 2002. Greenhill's analysis is based on New AT&T Canada's financial projections on a consolidated basis as well as current market conditions and statistics. The estimated range of Reorganization Values are as of an assumed Plan Implementation Date of March 31, 2003 and are based upon information available to and analyses undertaken by Greenhill in December 2002. The range of estimated Reorganization Values is equal to Greenhill's estimate of (i) the Reorganization Equity Value plus (ii) the Cash Pool. Based upon the assumptions utilized by Greenhill, Greenhill has estimated a Reorganization Value range of approximately $773.4 million to $873.4 million, with a mid-point value of $823.4 million. Houlihan Lokey Howard & Zukin, financial advisor to the Ad Hoc Committee, has similarly assessed and advised the Ad Hoc Committee on its estimates of Reorganization Value and expected recovery to Noteholders. AT&T Canada has been informed that Houlihan Lokey Howard & Zukin has advised the Ad Hoc Committee that its estimate of Reorganization Value is higher than the level estimated by Greenhill.

    Greenhill has developed a range of estimated Reorganization Equity Values by estimating a range of reorganization enterprise values and then subtracting net debt. Net debt is calculated by subtracting the cash retained by AT&T Canada on the Plan Implementation Date from the capital lease obligations outstanding at the Calculation Date. Based on a mid-point going-concern Reorganization Enterprise Value of New AT&T Canada of $500 million, Greenhill has employed an assumed range of Reorganization Equity Values for New AT&T Canada of approximately $531.3 million to $631.3 million, with a mid-point of $581.3 million. Based on the aforementioned range of equity values for New AT&T Canada and an assumed 20 million New Shares outstanding, the value per share of the New Shares is estimated to range from $26.57 to $31.57, with a mid-point of $29.07.

    In developing an estimate of the Reorganization Enterprise Value of New AT&T Canada, Greenhill utilized three different going-concern valuation approaches: (i) the discounted cash flow approach, (ii) the market multiple approach, and (iii) the comparative transaction approach.

    In employing the discounted cash flow approach, New AT&T Canada's financial projections were analyzed on a "debt-free" basis (before cash payments to equity and interest-bearing debt investors) in order to develop a value indication for New AT&T Canada. A provision for the value of New AT&T Canada at the end of the forecast period, or terminal value, was also made. Greenhill estimated the terminal value by applying EBITDA (earnings before interest, taxes, depreciation and amortization) multiples ranging from 3.0X to 4.0X to New AT&T Canada's projected fiscal 2007 EBITDA. The present value of the cash flows and the terminal value are determined using a risk-adjusted rate of return or "discount rate". The discount rate, in turn, was determined by analyzing rates of return on alternative investments in companies with similar risk characteristics to New AT&T Canada. The discount rate was based on the weighted average cost of capital ("WACC") for companies engaged in operations similar to those in which New AT&T Canada is engaged. Greenhill discounted the cash flows and terminal value at various discount rates ranging from 12.5% to 17.5%. Based on this analysis, Greenhill estimated a Reorganization Enterprise Value range of $404.4 million to $627.6 million.

    The market multiple approach involved the multiplication of various measures of estimated New AT&T Canada cash flow by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly-traded companies, selected on the basis of operational and economic similarity with the principal business operations of New AT&T Canada. Specifically, Greenhill analyzed the following publicly traded companies:

    Competitive Local Exchange Carriers         - Allegiance Telecom Inc.
                                                - Call-Net Enterprises, Inc.
                                                - Choice One Communications Inc.
                                                - Focal Communications Corporation
                                                - McLeodUSA Incorporated
                                                - Pac-West Telecom, Inc.
                                                - Time Warner Telecom Inc.
                                                - US LEC Corp.

    Incumbent Local Exchange Carriers           - BCE Inc.
                                                - BellSouth Corporation
                                                - SBC Communications Inc.
                                                - Telus Corporation
                                                - Verizon Communications Inc.

    Long Distance Service Providers             - AT&T Corp.
                                                - Sprint Corporation

    Cash flow multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between New AT&T Canada and the comparative companies formed the basis for the selection of appropriate risk-adjusted multiples for New AT&T Canada. The risk analysis incorporated both quantitative and qualitative risk factors, which related to, among other things, the nature of the industry in which New AT&T Canada and other comparative companies are engaged. Greenhill estimated a Reorganization Enterprise Value range by applying a (i) 2.5X to 3.0X multiple range to New AT&T Canada's projected fiscal 2003 EBITDA and (ii) 7.0X to 8.0X multiple range to New AT&T Canada's projected fiscal 2003 EBITDA minus projected capital expenditures for the same period. Based on this analysis, Greenhill estimated a Reorganization Enterprise Value range of $403.0 million to $474.0 million.

    The comparative transaction approach involved the multiplication of AT&T Canada's projected fiscal 2003 revenue and EBITDA by appropriate risk-adjusted multiples. Multiples were determined through an analysis of significant investments announced since the beginning of 2001 in target companies that had an operational and economic similarity with the principal business operations of New AT&T Canada. Specifically, Greenhill analysed the following announced investments:

    - Forstmann Little & Co./Telefonos de Mexico S.A. contemplated investment in XO Communications, Inc.

    - Campbell B. Lanier, III/SCANA Corporation investment in
      ITC Deltacom, Inc.

    Multiples were calculated for the comparative transactions based upon the transaction prices. A comparative risk analysis between New AT&T Canada and the comparative target companies formed the basis for the selection of appropriate risk-adjusted multiples for New AT&T Canada. The risk analysis incorporated both quantitative and qualitative risk factors, related to, among other things, the nature of the industry in which New AT&T Canada and other comparative target companies are or were engaged. Greenhill estimated a Reorganization Enterprise Value range by applying a (i) 0.25X to 0.55X multiple range to New AT&T Canada's projected fiscal 2003 revenue and (ii) 3.0X to 4.0X multiple range to New AT&T Canada's projected fiscal 2003 EBITDA. Based on this analysis, Greenhill estimated a Reorganization Enterprise Value range of $449.1 million to $743.7 million.

    The foregoing valuations are based on a number of additional assumptions, including a successful reorganization of AT&T Canada's business and finances in a timely manner, the probability of achievement of the forecasts reflected in the financial projections, the projected amount of available unrestricted cash at the Plan Implementation Date, the availability of certain tax attributes, the continuation of current market conditions through the Plan Implementation Date and the Plan becoming effective in accordance with its terms.

    Estimates of value do not purport to be appraisals or necessarily reflect the values that may be realized if assets are sold through a formal sales process. The estimates of value represent hypothetical reorganization values of New AT&T Canada as the continuing owner and operator of its business and assets. Such estimates reflect computations of the estimated Reorganization Value of New AT&T Canada through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as New AT&T Canada's business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. AS A RESULT, THE ESTIMATE OF THE RANGE OF REORGANIZATION VALUES AND THE GOING-CONCERN VALUE OF NEW AT&T CANADA'S BUSINESS SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOME OR RECOVERY, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVOURABLE THAN THOSE SET FORTH IN GREENHILL'S ESTIMATE. BECAUSE SUCH ESTIMATE IS INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER AT&T CANADA, GREENHILL NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR ITS ACCURACY. IN ADDITION, THE MARKET VALUATION OF NEWLY ISSUED SECURITIES IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of pre-petition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors that generally influence the prices of securities. It should be noted that there is presently no trading market for the New Shares and there can be no assurance that such a trading market will develop.

    In preparing an estimated range of reorganization values of New AT&T Canada, Greenhill: (i) reviewed certain historical financial information of AT&T Canada for recent years and interim periods; (ii) reviewed certain internal financial and operating data of AT&T Canada, including financial projections provided by management relating to its business and prospects; (iii) met with certain members of senior management of AT&T Canada to discuss operations and future prospects; (iv) reviewed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating business of New AT&T Canada; (v) reviewed the financial terms, to the extent publicly available, of certain acquisitions of companies that Greenhill believes are comparable to the operating business of New AT&T Canada; (vi) considered certain economic and industry information relevant to the operating business; and (vii) conducted such other analyses as Greenhill deemed appropriate.

    Although Greenhill conducted a review and analysis of AT&T Canada's and New AT&T Canada's business, operating assets and liabilities and business plans, Greenhill assumed and relied on the accuracy and completeness of all financial and other information furnished to it by AT&T Canada and publicly available information. In addition, Greenhill did not independently verify management's projections in connection with such valuation and no independent evaluations or appraisals of AT&T Canada's or New AT&T Canada's assets were sought or were obtained in connection therewith.

    THERE CAN BE NO ASSURANCE THAT THE NEW SHARES WILL TRADE AT THE ESTIMATED REORGANIZATION EQUITY VALUE PER SHARE. IN ADDITION, THE MATHEMATICAL COMPUTATION METHODOLOGY USED DOES NOT ACCOUNT FOR THE POTENTIAL DILUTIVE IMPACT OF THE OPTIONS ISSUED PURSUANT TO THE MANAGEMENT INCENTIVE PLAN. FINALLY, ACTUAL TRADING VALUES FOR THE NEW SHARES FREQUENTLY DIFFER MATERIALLY FROM THOSE VALUES DERIVED FROM MATHEMATICAL COMPUTATIONS. ACCORDINGLY, THE FOREGOING COMPUTATION OF VALUE CANNOT BE RELIED UPON AS A MEASURE OF REALIZABLE VALUE OF THE NEW SHARES.

    THE VALUATIONS HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE REORGANIZATION EQUITY VALUES ASCRIBED IN THE ANALYSIS DO NOT PURPORT TO BE ESTIMATES OF THE POST-REORGANIZATION MARKET TRADING VALUES. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION EQUITY VALUE ASSOCIATED WITH THE VALUATION ANALYSIS.

                      HYPOTHETICAL LIQUIDATION ASSESSMENT

    A form of liquidation appears to be a likely consequence of a failure to implement the Plan. The Hypothetical Liquidation Assessment prepared by management of the AT&T Canada Companies indicates that, on a consolidated basis, the net liquidation proceeds ultimately available to all unsecured creditors would likely be approximately $406.4 million, inclusive of estimated cash on hand of approximately $356 million. This compares with the mid-point value of the range of estimated Reorganization Values as outlined in the Reorganization Valuation prepared by Greenhill of $823.4 million, inclusive of estimated cash on hand immediately prior to the Implementation Date. See "Hypothetical Liquidation Assessment" set forth at Appendix D.

    The Hypothetical Liquidation Assessment is based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies beyond the control of the AT&T Canada Companies and its management. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE HYPOTHETICAL LIQUIDATION ASSESSMENT WOULD BE REALIZED IF THE AT&T CANADA COMPANIES, IN FACT, DID UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE INDICATED HERE.

                         RECOMMENDATION OF THE MONITOR

    KPMG Inc. was appointed Monitor by the Court in the CCAA Proceedings. The Monitor is knowledgeable about the business affairs of the AT&T Canada Companies and has reviewed the terms of the Plan.

    The Monitor believes that the implementation of the Plan is essential in order for the AT&T Canada Companies to continue as going concerns. If the Plan is not implemented, the Monitor believes that the most likely alternative would be a liquidation of the assets of the AT&T Canada Companies pursuant to formal insolvency proceedings.

    The Monitor has reviewed the Hypothetical Liquidation Assessment and the impact of a liquidation of the assets of the AT&T Canada Companies on all creditors, including Affected Creditors. The Hypothetical Liquidation Assessment has been prepared on a consolidated basis only. Liquidation assessments have not been prepared for any of the AT&T Canada Companies on an individual basis. The Monitor concurs with management's determination of liquidation values contained in the Hypothetical Liquidation Assessment and agrees with the overall conclusion of the estimated net recoveries to creditors contained therein. The Monitor also concurs with management that, on a consolidated basis, the overall recoveries available to creditors, including Affected Creditors, in a liquidation scenario would be less than that presented in the Reorganization Valuation prepared by Greenhill.

    On this basis, the Monitor is of the view that the Plan will produce a more favourable overall result for all of the AT&T Canada Companies' stakeholders, excluding current equity holders of AT&T Canada but including Affected Creditors, relative to a liquidation of the AT&T Canada Companies' assets.

    ACCORDINGLY, THE MONITOR RECOMMENDS THAT THE AFFECTED CREDITORS VOTE IN FAVOUR OF THE ARRANGEMENT AND REORGANIZATION RESOLUTION AT THE MEETING.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

    The AT&T Canada Board of Directors has approved the Plan and authorized its submission to the Court and the Affected Creditors for their respective approvals. The AT&T Canada Board of Directors also considered various factors, including the inability of AT&T Canada to repay the Notes, the necessity of restructuring the capital structure and the impact on various stakeholders of AT&T Canada, particularly the Affected Creditors in a liquidation of the assets of the AT&T Canada Companies. Further, it took note of the fact that the Restricted Committee and its financial and legal advisors had advised the Noteholders that they support the Plan as a good result for Noteholders, believe that the implementation of the Plan is in the best interest of the Noteholders and that the Restricted Committee and its financial and legal advisors recommend that the Noteholders vote for the Arrangement and Reorganization Resolution. The AT&T Canada Board of Directors reviewed the Reorganization Valuation and Hypothetical Liquidation Assessment, all of which indicate that Affected Creditors may expect to achieve a more favourable result if the Plan is implemented relative to a liquidation of the AT&T Canada Companies' assets.

    THE AT&T CANADA BOARD OF DIRECTORS RECOMMENDS THAT THE AFFECTED CREDITORS VOTE IN FAVOUR OF THE ARRANGEMENT AND REORGANIZATION RESOLUTION
AT THE MEETING.

    The Meeting to consider the Plan is scheduled for February 20, 2003.

       RECOMMENDATION OF THE RESTRICTED COMMITTEE AND NOTEHOLDER ADVISORS

    The Plan reflects the agreement reached by AT&T Canada with the Restricted Committee after extensive negotiations. The Restricted Committee was advised by experienced financial advisors as well as experienced U.S. and Canadian counsel. The Restricted Committee and its financial and legal advisors support the Plan as a good result for Noteholders, and believe that the implementation of the Plan is in the best interests of the Noteholders. In particular, the Restricted Committee and its financial and legal advisors believe that the Plan provides Noteholders with a greater recovery than through a liquidation of the assets of the AT&T Canada Companies.

    THE RESTRICTED COMMITTEE AND ITS FINANCIAL AND LEGAL ADVISORS RECOMMEND THAT THE NOTEHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT AND REORGANIZATION RESOLUTION AT THE MEETING.

    See "Recommendation of the Restricted Committee and Noteholder Advisors" set forth at Appendix G.

        CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE ARRANGEMENT

UNITED STATES

    The Common Shares and the Limited Voting Shares to be issued under the Plan will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act, which, among other things, exempts from the registration requirements thereof securities issued in exchange for one or more outstanding securities, claims or property interests where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. In accordance with the requirements of the SEC, AT&T Canada will advise the Court prior to the hearing in respect of the Final Order that the Common Shares and Limited Voting Shares will not be registered under the 1933 Act in reliance upon such exemption and that such reliance will be based on the Court's approval of the Plan. The Common Shares and Limited Voting Shares received pursuant to the Plan will be freely transferable under United States federal securities laws, except that the Common Shares and Limited Voting Shares received by persons who are deemed to be "affiliates" of AT&T Canada before the implementation of the Plan or who are deemed to be "affiliates" of New AT&T Canada after the implementation of the Plan may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Sales under Rule 145(d) require compliance, during prescribed periods following the acquisition of securities as a result of the implementation of the Plan, with certain volume limitations and current public information and manner of sale requirements. For the purposes of the 1933 Act, an "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

CANADA

    Application will be made for rulings and orders of securities regulators in Canada to exempt, where required, the issuance of the New Shares issuable under the Plan from the prospectus and registration requirements of applicable Canadian securities laws and to permit the holders of the New Shares to freely trade and dispose of the New Shares in the ordinary course immediately following the distribution of the same on the Plan Implementation Date, subject to the usual restrictions including those relating to "Control Persons".

    Certain Canadian securities regulators and the TSX have requirements relating to the terminology used to describe shares. If such regulators do not accept the terminology Common Shares or Limited Voting Shares used to describe the New Shares, New AT&T Canada may be required to refer to the Common Shares by the name Class A Voting Shares or a similar name. A name adjustment may also be required in respect of the Limited Voting Shares and an alternate name such as Class B Restricted Voting Shares may be required. If any change in name is required, any reference in the Circular or in the Plan to Common Shares will be a reference to Class A Voting Shares or a similar required name and any reference to the Limited Voting Shares will be a reference to Class B Restricted Voting Shares or a similar required name. Any change in name of either class of shares will be disclosed publicly prior to the Plan Implementation Date.

EXCHANGE LISTINGS

    The AT&T Canada Companies and New AT&T Canada intend to seek a listing on the TSX and on the NASDAQ National Market System for the New Shares and believe, based on legal and financial advice, including advice from the legal and financial advisors to the Ad Hoc Committee as to the estimated number of beneficial holders of the Notes, that New AT&T Canada will be able to meet the listing criteria for the TSX and the NASDAQ National Market System. If a listing is obtained, there can be no assurance that any such listing will continue or that an active trading market will develop or be sustained. If a market does develop there can be no assurance that the price will reflect the estimated net value of New AT&T Canada. Listing of the New Shares on the TSX is conditional upon New AT&T Canada fulfilling all the requirements of such exchange including distribution of the New Shares to a minimum number of public shareholders. See "Risk Factors -- Risk Factors Relating to the Implementation of the
Plan -- Listings; Absence of Public Trading Market".

    The consummation of the Arrangement is conditional, among other things, upon the receipt of such rulings or orders of securities regulators in Canada and the listing of the New Shares on the TSX. See "Description of the Arrangement -- Conditions to the Plan Becoming Effective". The AT&T Canada Companies and New AT&T Canada will use reasonable best efforts to cause the New Shares to be listed on the NASDAQ National Market System as soon as practicable on or after the Plan Implementation Date. Subject to any change of control transaction, New AT&T Canada will use reasonable efforts to maintain the listing of the New Shares on the TSX and the NASDAQ National Market System for at least three years.

                 DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS

    AT&T Canada is currently in default under the terms of each of the following issuances of Notes:

12% NOTES

    On July 25, 1997, AT&T Canada (then MetroNet Communications Corp. ("METRONET")) issued and sold the 12% Notes each coupled with a warrant to acquire 3.429 Class B Non-Voting Shares, for an aggregate purchase price of US$250 million. The 12% Notes mature on August 15, 2007. The terms of the 12% Notes provide that interest on the 12% Notes is payable semi-annually on February 15 and August 15 of each calendar year at the rate of 12% per annum, commencing February 15, 1998.

10 3/4% NOTES

    On October 30, 1997, AT&T Canada (then MetroNet) issued and sold the 10 3/4% Notes. The 10 3/4% Notes mature on November 1, 2007. The 10 3/4% Notes were issued at an issue price of US$592.24 per US$1,000 stated amount at maturity, to generate gross proceeds of US$100.7 million. The 10 3/4% Notes bear interest on the issue price at a rate of 10 3/4% per annum computed on a semi-annual bond equivalent basis from the date of issuance. In the period prior to November 1, 2002 interest at a rate of 10 3/4% per annum accrued on the issue price but was not payable in cash until maturity. The terms of the 10 3/4% Notes provide that from November 1, 2002 interest at a rate of 10 3/4% per annum on the stated amount at maturity of the 10 3/4% Notes would be payable in cash semi-annually on May 1 and November 1 of each year, beginning May 1, 2003. The 10 3/4% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada, and will rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

9.95% NOTES

    On June 10, 1998, AT&T Canada (then MetroNet) issued and sold the 9.95% Notes. The 9.95% Notes mature on June 15, 2008. The 9.95% Notes were issued at an issue price of US$614.55 per US$1,000 stated amount at maturity to generate gross proceeds of US$575.2 million (US$596.7 million after taking into account the effect of the initial purchasers' exercise of their over-allotment option). The 9.95% Notes bear interest on the issue price at a rate of 9.95% per annum computed on a semi-annual bond equivalent basis from the date of issuance. The terms of the 9.95% Notes provide that in the period prior to June 15, 2003, interest at a rate of 9.95% per annum would accrue on the issue price but would not be payable in cash until maturity. Thereafter, interest at a rate of 9.95% per annum on the stated amount at maturity of the 9.95% Notes would be payable in cash semi-annually on June 15 and December 15 of each year, beginning December 15, 2003. The 9.95% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada and rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

10 5/8% NOTES

    On November 12, 1998, AT&T Canada (then MetroNet) issued and sold the
10 5/8% Notes at a price of 100% of the principal amount per 10 5/8% Note. The 10 5/8% Notes mature on November 1, 2008. The terms of the 10 5/8% Notes provide that interest on the 10 5/8% Notes is payable semi-annually on May 1 and November 1 of each calendar year at the rate of 10 5/8% per annum, commencing May 1, 1999. The 10 5/8% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada and rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

7.65% NOTES

    On September 22, 1999, AT&T Canada issued and sold the 7.65% Notes at a price of 99.763% of the principal amount per 7.65% Note. On March 30, 2001, AT&T Canada issued and sold additional 7.65% Notes at a price per 99.648% of the principal amount per 7.65% Note. The 7.65% Notes mature on September 15, 2006. The terms of the 7.65% Notes provide that interest on the 7.65% Notes would be payable semi-annually on March 15 and September 15 of each calendar year at the rate of 7.65% per annum commencing March 15, 2000. The 7.65% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada and rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

7.15% NOTES

    On September 22, 1999, AT&T Canada issued and sold the 7.15% Notes at a price of 99.966% of the principal amount per 7.15% Note. The 7.15% Notes mature on September 23, 2004. The terms of the 7.15% Notes provide that interest on the 7.15% Notes would be payable semi-annually on March 23 and September 23 of each calendar year at the rate of 7.15% per annum, commencing March 23, 2000. The 7.15% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada and rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

7.625% NOTES

    On March 10, 2000, AT&T Canada issued and sold the 7.625% Notes at a price of 99.809% principal amount per 7.625% Note. The 7.625% Notes mature on March 15, 2005. The terms of the 7.625% Notes provide that interest on the 7.625% Notes would be payable semi-annually on March 15 and September 15 of each calendar year at the rate of 7.625% per annum commencing September 15, 2000. The 7.625% Notes are unsecured and rank PARI PASSU in right of payment with all existing and future senior indebtedness of AT&T Canada and rank senior in right of payment to all existing and future subordinated indebtedness of AT&T Canada.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                AT&T CANADA INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS AT SEPTEMBER 30, 2002
                                  (unaudited)
                           (in thousands of dollars)

                                                                  PRO FORMA ADJUSTMENTS
                                                ---------------------------------------------------------
                                   ACTUAL         EQUITY AND                                                         PRO FORMA
                               SEPTEMBER 30,    OTHER FINANCING         PLAN OF             FRESH START            SEPTEMBER 30,
                                    2002         TRANSACTIONS         ARRANGEMENT          ACCOUNTING(10)               2002
                               --------------   ---------------       ------------         --------------          --------------
                                (UNAUDITED)                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash
    equivalents..............    $  399,579        $ 225,377 (1)      $  (240,000)   (6)                             $  153,330
                                                    (200,000)(2)          (31,626)   (9)
  Accounts receivable........       165,402                                                                             165,402
  Other current assets.......        42,752                                                                              42,752
                                 ----------        ---------          -----------           -----------              ----------
                                    607,733           25,377             (271,626)              --                      361,484

Capital assets...............       953,533                                                    (234,330)                719,203
Deferred pension asset.......        52,395                                                     (52,395)                --
Other assets, net............        58,384           (2,823)(2)          (41,768)   (7)         (3,149)                 10,644
                                 ----------        ---------          -----------           -----------              ----------
                                 $1,672,045        $  22,554          $  (313,394)          $  (289,874)             $1,091,331
                                 ==========        =========          ===========           ===========              ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Accounts payable...........    $   47,119                                                                          $   47,119
  Accrued liabilities........       267,808                               (16,696)   (3)        (19,438)                203,228
                                                                          (28,446)   (8)
  Accrued interest payable...       102,955            6,830 (2)         (109,785)   (3)                                --
  Income taxes payable.......         6,322                                                                               6,322
  Current portion of capital
    lease obligations........         2,621                                                                               2,621
  Liabilities subject to
    compromise...............       --                                  4,643,923    (3)                                --
                                                                       (4,643,923)   (5)
  Long-term debt in
    default..................     4,706,606         (200,000)(2)       (4,506,606)   (3)                                --
                                 ----------        ---------          -----------           -----------              ----------
                                  5,133,431         (193,170)          (4,661,533)              (19,438)                259,290

Capital lease obligations....        17,550                                                                              17,550
Deferred pension liability...       --                                                          124,800                 124,800
Other long-term
  liabilities................        61,424                               (10,836)   (3)          5,944                  56,532
Deferred foreign exchange....       115,467                              (115,467)   (8)                                --

Shareholders' equity
  (deficit)
  Old Common Shares..........     1,168,322          225,377 (1)       (1,393,699)   (4)                                --
  New Shares.................                                             633,159    (5)        --                      633,159
  Warrants...................           586                                  (586)   (4)                                --
  Deficit....................    (4,824,735)          (9,653)(2)        5,235,568              (401,180)    (10a)       --
                                 ----------        ---------          -----------           -----------              ----------
                                 (3,655,827)         215,724            4,474,442              (401,180)                633,159
                                 ----------        ---------          -----------           -----------              ----------
                                 $1,672,045        $  22,554          $  (313,394)          $  (289,874)             $1,091,331
                                 ==========        =========          ===========           ===========              ==========

         SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

                                AT&T CANADA INC.

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2002
                                  (UNAUDITED)

The accompanying unaudited pro forma consolidated balance sheet has been prepared for the purposes of inclusion in the Management Information Circular dated January 20, 2003 of AT&T Canada Inc. (the "INFORMATION CIRCULAR") with respect to a proposed consolidated plan of arrangement and reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) ("CCAA") and the CANADA BUSINESS CORPORATIONS ACT ("CBCA").

BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet is intended to reflect the consolidated financial position of AT&T Canada Inc. ("AT&T CANADA") as at September 30, 2002, giving effect to the consolidated Plan of Arrangement and Reorganization ("THE PLAN"), the equity and other financing transactions noted below and the comprehensive revaluation of AT&T Canada's assets and liabilities upon emergence from CCAA, in accordance with Canadian generally accepted accounting principles ("CANADIAN GAAP"). The Plan is subject to possible amendment and approval. The unaudited pro forma consolidated balance sheet should be read in conjunction with AT&T Canada's audited 2001 consolidated financial statements and accompanying notes and the unaudited consolidated condensed financial statements for the nine month period ended September 30, 2002. The unaudited consolidated condensed financial statements for the nine month period ended September 30, 2002 are prepared in accordance with Canadian GAAP which, in the case of AT&T Canada, conform in all material respects with those in the United States, except as outlined in Note 15 to those financial statements.

The unaudited pro forma consolidated balance sheet is based on currently available information and on certain assumptions AT&T Canada believes are reasonable under the circumstances. Some assumptions inevitably will not materialize and events and circumstances occurring subsequent to the date on which this unaudited pro forma consolidated balance sheet has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma consolidated balance sheet. Additionally, the unaudited pro forma consolidated balance sheet does not purport to (a) represent what AT&T Canada's actual financial position will be at the Plan Implementation Date; (b) present financial information had the Plan actually been in effect at September 30, 2002; or (c) present the fair values of AT&T Canada's assets and liabilities at the actual Plan Implementation Date.

SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

EQUITY AND OTHER FINANCING TRANSACTIONS

(1) On October 8, 2002, in accordance with the terms of the deposit receipt agreement dated June 1, 1999 between MetroNet Communications Corp. (now AT&T Canada), AT&T Corp. and CIBC Mellon Trust Company (the "DEPOSIT RECEIPT AGREEMENT") and the waiver notice delivered by AT&T Corp. in accordance with the Deposit Receipt Agreement on June 25, 2002, purchasers designated by AT&T Corp., being Brascan Financial Corporation and CIBC Capital Partners, indirectly acquired all of the issued and outstanding shares of AT&T Canada not already owned by AT&T Corp. or its affiliates. Immediately prior to closing of this transaction, AT&T Canada received additional proceeds of approximately $225 million from the exercise of stock options.

(2)   On October 9, 2002, the Senior Credit Facility was terminated and
     AT&T Canada repaid the $200 million of outstanding indebtedness with part of the proceeds generated from the exercise of stock options on October 8, 2002. Adjustment includes elimination of related prepaid interest and debt issue costs.

PLAN OF ARRANGEMENT ADJUSTMENTS

In exchange for AT&T Canada's approximate $4.5 billion of outstanding long-term debt in default (the "NOTES") and the claims of other affected creditors, the beneficial holders of one or more series of AT&T Canada's Notes (the "NOTEHOLDERS") and other creditors with affected claims (the "AFFECTED CLAIMS") (collectively, with the Noteholders, the "AFFECTED CREDITORS") will receive, on a pro rata basis, cash in an aggregate amount which is currently estimated to be approximately $240 million, but will not be less than $200 million and 100% of the equity of New AT&T Canada, consisting of Common Shares and Limited Voting Shares (collectively, the "NEW SHARES") as described in (5).

(3) In conjunction with AT&T Canada and certain of its subsidiaries filing under CCAA, certain amounts classified as accrued liabilities, accrued interest payable, long-term debt in default, and other long-term liabilities at September 30th have been reclassified to Liabilities subject to compromise.

      Liabilities subject to compromise include:

        Accrued interest payable..................................  $  109,785
        Long-term debt in default.................................   4,506,606
                                                                    ----------
      NOTEHOLDERS' LIABILITIES SUBJECT TO COMPROMISE..............   4,616,391
                                                                    ----------

        Accrued liabilities.......................................  $   16,696
        Other Long-term liabilities...............................      10,836
                                                                    ----------
      OTHER AFFECTED CREDITORS' LIABILITIES SUBJECT TO
        COMPROMISE................................................      27,532
                                                                    ----------
      TOTAL.......................................................  $4,643,923
                                                                    ==========

(4) The existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of AT&T Canada (the "OLD COMMON SHARES"), and all issued and outstanding warrants and options are cancelled without payment or consideration.

                                AT&T CANADA INC.

                               SEPTEMBER 30, 2002
                                  (UNAUDITED)

(5) The Plan contemplates that a new corporation to be incorporated under the CBCA ("NEW AT&T CANADA") will acquire the Affected Claims of Affected Creditors in exchange for New Shares from the Creditors' Equity Pool and the Cash Pool as defined in (6). The equity value will be equal to the enterprise value as determined by Greenhill & Co., LLC, using a going concern valuation approach, of $500 million less capital lease obligations, plus the cash to be retained by AT&T Canada (the "EQUITY VALUE").

(6) The pro forma consolidated balance sheet assumes that the Affected Creditors will receive a distribution of cash in an aggregate amount which is currently estimated to be approximately $240 million, but will not be less than $200 million, which assumes that AT&T Canada retains at least $100 million; such amounts are based on the balances outstanding and related calculations as at September 30, 2002 and are subject to the projected cash requirements of AT&T Canada. The distribution to the Affected Creditors will fluctuate with the actual amount of cash used for operations, capital expenditures, estimated fees, costs and expenses associated with completing the Plan, and working capital, including contributions to AT&T Canada's pension plan, in the period prior to Plan implementation.

      The Cash Pool is the cash amount to be distributed to the Affected Creditors pursuant to the Plan.

(7) Reflects elimination of the unamortized balance of debt issuance costs related to the Notes.

(8) Reflects elimination of deferred gains on foreign currency derivative contracts related to the Notes.

(9) The estimated advisory fees in connection with completion of the Plan of $31.6 million has been recorded as a cash outflow.

FRESH START ACCOUNTING ADJUSTMENTS

(10) AT&T Canada will be required to perform a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("FRESH START ACCOUNTING"). Under Fresh Start Accounting, AT&T Canada is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

      As required by CICA HB 1625, the pro forma equity value of $633 million has been allocated upon Fresh Start Accounting to the assets and liabilities of AT&T Canada in accordance with the guidance in CICA HB 1581 "Business Combinations":

      Current assets..............................................  $ 361,484
      Capital assets..............................................    719,203
      Other assets................................................     10,644
                                                                    ---------
                                                                    $1,091,331

      Current liabilities.........................................  $ 259,290
      Obligations under capital leases............................     17,550
      Deferred pension liability..................................    124,800
      Other long-term liabilities.................................     56,532
                                                                    ---------
                                                                      458,172
                                                                    ---------
      Equity Value................................................  $ 633,159
                                                                    =========

      For purposes of this unaudited pro forma consolidated balance sheet, the fair values ascribed to the assets and liabilities were based on preliminary estimates of amounts that will be recorded on the Plan Implementation Date and are subject to change upon application of Fresh Start Accounting on that date.

(10a) The adjustments required to arrive at the values above are as follows:

      Capital asset write-down....................................  $ (234,330)
      Deferred pension asset eliminated...........................     (52,395)
        Other assets fair value adjustment........................      (3,149)
                                                                    ----------
                                                                    $ (289,874)

      Current liabilities:
        Accrued liabilities fair value adjustment.................  $   19,438

      Deferred pension liability fair value adjustment............    (124,800)
      Other long-term liabilities fair value adjustment...........      (5,944)
                                                                    ----------
                                                                      (111,306)
                                                                    ----------
      ELIMINATION OF REMAINING DEFICIT............................  $ (401,180)
                                                                    ==========

             BUSINESS OF NEW AT&T CANADA FOLLOWING THE ARRANGEMENT

    AT&T Canada is the country's largest competitor to the ILECs. With over 18,700 route kilometres of local and long haul broadband fibre optic network and world class managed service offerings in data, Internet, voice, web hosting and IT services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally.

    AT&T Canada and its predecessor companies have provided national advanced telecommunications services to large and mid-sized Canadian business customers for over 100 years. Working with Canada's two national railroads (Canadian National and Canadian Pacific) AT&T Canada constructed Canada's earliest national telecommunications network to carry data and video traffic from coast to coast.

    With the deregulation of Canada's long distance voice market in 1992 (switched and dedicated data services having been deregulated earlier), AT&T Canada (then known as Unitel) became the first competitive alternative for this monopoly service. Funded and utilized by large Canadian businesses looking for telecom supply alternatives for their complex national and international voice and data needs, AT&T Canada significantly grew its market share across a wide range of services (switched long distance, toll free, frame relay, and private line).

    With incumbent-like scale, systems and processes, combined with the aggressiveness of a new entrant with a national mandate, network, sales force, product set and management team, AT&T Canada grew rapidly. By late 1998, AT&T Canada had a broad portfolio of services and clients spanning all voice and data products, including a capability to manage the underlying service directly on behalf of a client. This value-added managed service was to develop into a full-line of infrastructure management capabilities that complemented
AT&T Canada's more traditional (and more commoditized) voice, video and data connectivity services.

    In June 1999, AT&T Canada entered into a business combination with MetroNet Communications Corp. (Canada's largest CLEC with significant local access assets and local voice and data products and expertise) and Netcom (one of Canada's largest Internet Service Providers ("ISPS") with significant Internet access and web-hosting expertise). As a result of this combination, AT&T Canada offered a complete set of connectivity products (voice, video, data, and Internet for local, long distance and international needs). AT&T Canada's long-time commercial partner and equity holder, AT&T Corp. significantly and seamlessly expanded AT&T Canada's reach to hundreds of countries worldwide.

    Subsequent organic growth and acquisition efforts added advanced Internet products such as managed hosting services (providing and managing servers, operating systems and database software), managed security services (providing and managing virtual private networks ("VPN"s), firewalls, intrusion detection, white-hat hacking, training and security audits), storage networks and the capability to offer nearly all products and services on a "managed" basis. Currently AT&T Canada's Infrastructure Management portfolio includes managed voice, data and Internet (networks and elements), hosting, security, storage and applications capabilities.

    In addition, AT&T Canada also has nearly 500 employees deployed in offering IT professional services to Canadian and international companies, governments, and agencies. AT&T Canada's IT service capabilities include custom software application development, mobile wireless and web-enablement of existing services and integration of applications from leading suppliers of Enterprise Resource Planning ("ERP") and Customer Relationship Management ("CRM") systems (e.g. Oracle and SAP) with decision support systems (e.g. Business Objects) to automate customer-company-employee-supplier relationships. This division (known as Montage.DMC) is Canada's earliest and largest Oracle ERP integrator.

    At a facilities and network architecture level, AT&T Canada has a large, coast-to-coast fibre-based broadband network (OC-192) traversing Canada's largest communities. Built as a series of protected, self-healing SONET rings, the backbone network links large local networks in Canada's ten largest urban areas (spanning 29 communities) and more than 3,300 buildings. In addition to traditional wired access, AT&T Canada also offers fixed point-to-point fixed wireless, and has successfully trialed (and is licensed in 21 markets for) point-to-multi-point fixed wireless access.

-----------------------------------------------------------------------
      AT&T CANADA INC. OPERATIONAL DATA AS AT SEPTEMBER 30, 2002
-----------------------------------------------------------------------
FACILITIES
Buildings Accessed                                                3,337
Intracity Fibre Route (km)                                        4,773
Intracity Fibre Strand (km)                                     317,899
Intercity Fibre Route (km)                                       14,001
Intercity Fibre Strand (km)                                     200,090
CLEC City Networks Operational                                       29
Central Office Collocations                                         100
ATM Switches                                                        695
Frame Relay Switches                                                109
Local Voice Switches                                                 14

VOLUME
Local Access Lines in Service                                   546,592
High Speed Data Ports                                            25,041
LD Revenue Minutes of Use (Qtr) (000's)                       2,071,032
Number of Websites Hosted                                         5,250

CUSTOMERS (TOTAL BILLABLE ACCOUNTS)                             239,147

FULL-TIME EMPLOYEES                                               4,241
-----------------------------------------------------------------------

    From a technology standpoint, AT&T Canada offers both the latest access speeds and service capabilities (MPLS IP networks, Gigabit Ethernet, VPN, xDSL), and Voice-over-IP and is interoperable with the very large existing installations of traditional Private Line, Frame, and ATM networks.

    While products, services, network and technologies were being expanded, the operating efficiency of the business was also enhanced. The underlying networks reached world-class levels of performance experience (99.999% uptime); time to provision a service was cut by more than one-half, and customer service levels rose dramatically. Financially, this translated into Operating Profit (EBITDA) that nearly doubled in each year from 1999 through 2002.

    These improvements occurred against a backdrop of intense telecommunications competition, falling prices and network overcapacity as more than 20 Canadian telecommunications competitors (CLECs, resellers, interconnects, ISPs, DSL operators and hosting companies), shrank to five key telecommunications competitors (often as a result of bankruptcy or restructuring, although sometimes through consolidation): the two ILECs (Bell Canada in eastern Canada and TELUS in western Canada), AT&T Canada, Sprint Canada and a combination of 360 Networks and Group Telecom.

    AT&T Canada is typically the number two competitor in any given market behind the region's ILEC, and ahead of the out-of-territory ILEC, is 50% larger than its next nearest competitor and is larger than all of its non-ILEC competitors combined. Upon implementation of the Plan, AT&T Canada will have the additional financial flexibility resulting from a completely de-leveraged balance sheet. From a regulatory perspective, the environment is improving, although change has been slower and less dramatic than anticipated. Material savings have been realized in the cost to terminate and exchange traffic with the ILECs, and in the speed of provisioning and cost to use the ILEC network where a service requires termination outside of a competitor's footprint (known as off-net) and more savings are expected. In addition, restrictions on foreign ownership of Canadian telecom assets are currently under review. See
"-- Telecommunications Market".

    In May and July 2002, AT&T Canada announced operational changes and cost reduction initiatives under which it has further rationalized its business to maximize cash flows by narrowing AT&T Canada's focus on key existing target market segments and leveraging its existing network infrastructure and customer base. This revised direction of AT&T Canada includes the following operational changes:

    - use existing assets more effectively by reassessing, focussing and re-deploying network assets, ceasing geographic expansion and focussing on-net where AT&T Canada has free capacity;

    - use its existing customer base more effectively by focussing on retaining existing customers, selling bundled products, cross-selling additional services and up-selling to meet customer growth requirements;

    - redefine its target market approach by further focussing on data/Internet and long distance services for the medium to large-sized business market, limiting small-sized business focus to high-end users only (typically professional services firms);

    - focus on customers with national, North American and global requirements;

    - refine its product approach by continuing to leverage its full product portfolio, limiting local voice services to businesses with larger scale requirements in on-net or collocation territory and focussing data and Internet sales on high percentage on-net applications; and

    - continue to drive and leverage sources of differentiation by offering on-net coverage with a full suite of telecommunications services, offering global connectivity and managed infrastructure, developing world-class customer service and maintaining world-class network reliability.

    AT&T Canada has also decreased its capital expenditures to approximately $140 million on an annual basis. Future capital expenditures are anticipated to be primarily to maintain the core network and enhance its robustness and that of its operating and support systems.

    On January 16, 2003, AT&T Corp., Enterprises and AT&T Canada and certain of its affiliates (collectively, the "LICENSEE") entered into the New License Agreement under which AT&T Canada will transition to a fully independent, full-service Canadian telecommunications provider for business customers operating under a new brand identity. The New License Agreement provides the Licensee with the right to use AT&T Corp. trade-marks and trade-names until the launch of its new brand identity which will occur on the Launch Date. As of the Launch Date, the Licensee must have changed its name to a new corporate name and will thereafter and until the Conversion Date, only use the licensed trade-marks and trade-names in conjunction with a transition statement. The Licensee's right to use the AT&T Corp. trade-marks and trade-names will expire on the Conversion Date, which will be no later than December 31, 2003. The New License Agreement provides for the preparation and approval of and adherence by the Licensee to a Brand Conversion Plan which addresses transitional branding obligations. The
New License Agreement also provides that it may be terminated under certain circumstances which may result in an earlier Launch Date and Conversion Date.

    AT&T Corp., Enterprises and the Licensee have expressly agreed that they will be permitted to compete with each other during and after the term of the New License Agreement.

    On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada Telecom Holdings Company and AT&T Communications Holdings (Canada) Corp. and the AT&T Canada Companies entered into the Framework Agreement. The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the AT&T Canada Companies and AT&T Corp. (other than those aspects of such relationships which are addressed in the New License Agreement). In accordance with the Framework Agreement, on January 16, 2003, the AT&T Canada Companies and certain other of their affiliates (collectively, the "AT&T CANADA PARTIES") and AT&T Corp. and certain of its affiliates (collectively, the "AT&T CORP. PARTIES") entered into mutual releases with respect to any claims existing up to the date of execution thereof, including those claims arising from any agreements or arrangements (except for certain excluded agreements) between any one or more of the AT&T Canada Parties and the AT&T Corp. Parties, whether currently in existence or heretofore terminated or expired, or arising as a result of any of the AT&T Corp. Parties being a shareholder of any other of the AT&T Corp. Parties or any of the AT&T Canada Parties. In connection with
AT&T Corp. and the AT&T Canada Companies entering into the New License Agreement and the Framework Agreement and agreeing to provide the mutual releases and in order to facilitate the reorganization of the AT&T Canada Companies pursuant to the Plan, AT&T Canada, Canada Corp., New OpCo, AT&T Corp., 1519888 Ontario Limited ("BCO") and certain other parties have entered into the Sale and Call Agreement, in which among other things, BCo has granted a call option to New OpCo to acquire certain direct and indirect ownership interests in Canada Corp. for a purchase price of $150,000. The New License Agreement, Framework Agreement, mutual releases and the Sale and Call Agreement will become effective upon obtaining the Ancillary Approval Order, which must be obtained on or before February 15, 2003.

TELECOMMUNICATIONS ENVIRONMENT

    On May 30, 2002, the CRTC released the Price Cap Decision. The Price Cap Decision will reduce by approximately 8 to 12% the costs incurred by the AT&T Canada Companies to utilize ILECs' network facilities and services in order to complete customer connections. The reductions are significantly less than were sought by CLECs such as AT&T Canada in the proceeding. Further, the CRTC did not accept the proposition of AT&T Canada that CLECs require much broader cost-based access to the existing network in order to sustain competition. On August 27, 2002, AT&T Canada filed an appeal to the Governor in Council (the Federal Cabinet) of the Price Cap Decision. In filing its appeal, AT&T Canada has asked Cabinet to endorse the proposition that CLECs must have competitively neutral access to the existing ILEC controlled network in order to sustain the choice and benefits of competition in the telecommunications industry to Canadians and Canadian business. Five years after the introduction of local competition and over ten years after the introduction of long distance competition, there are few if any profitable competitors to the ILECs in either the local or long distance telecommunication markets. As a result, nearly all competitors have withdrawn from the industry, discontinued operations, been declared bankrupt or have sought court protection from their creditors. Meanwhile the ILECs control over 99% of the residential market, 95% of the local business market and 80% of the overall telecommunications market. AT&T Canada continues to seek a re-balancing of the regulatory framework and a lowering of competitor costs both through the above referenced Cabinet Appeal and through various ongoing proceedings before the CRTC.

EMPLOYEES

    As at December 31, 2002, the AT&T Canada Companies had approximately
4,039 full-time employees. Throughout the course of 2002, the AT&T Canada Companies have pursued initiatives to achieve cost savings and bring its cost structure in line with its revenue, including a workforce reduction of approximately 1,000 positions announced on May 2, 2002 and a further reduction of approximately 270 positions announced on July 29, 2002.

    As of December 31, 2002, 847 employees of the AT&T Canada Companies were union members and were covered by a collective bargaining agreement. The union employees of the AT&T Canada Companies are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("USWA") TC Local 1976. Historically, the AT&T Canada Companies' relations with its unionized employees have been positive. The AT&T Canada Companies and each of its union partners, the CAW and USWA, successfully negotiated new collective agreements which were ratified in December 2000. Both agreements became effective on January 1, 2001.

    In connection with the construction and maintenance of its fibre networks, AT&T Canada Companies use third-party contractors, some of whose employees may be represented by unions covered by collective bargaining agreements. The
AT&T Canada Companies are currently being assisted by a number of consultants. The AT&T Canada Companies expect that New AT&T Canada will retain the services of similar third-party contractors and various consultants in the ordinary course of business.

                          NEW COMMERCIAL ARRANGEMENTS

NEW LICENSE AGREEMENT

    On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada and certain of its affiliates namely Canada Corp., AT&T Telecom Services and AT&T Fibre (collectively, the "LICENSEE") entered into a new trade-mark and trade-name license agreement (the "NEW LICENSE AGREEMENT"). The New License Agreement licensed to the Licensee until the Conversion Date, which shall be no later than December 31, 2003, the right to use certain AT&T Corp.-owned trade-marks, trade-names, trade dress and copyrights in association with AT&T Canada's and certain of its affiliates' business on a transitional basis while AT&T Canada re-brands its business. The New License Agreement also contemplates the preparation of a three-stage brand transition plan which will address the parties' respective rights and obligations concerning the re-branding of AT&T Canada's business (the "BRAND CONVERSION PLAN").

    With the exception of the Payphone Services Trade Mark License Agreement, as amended, made as of August 24, 1998, which will be reinstated, the New License Agreement either terminates or confirms the termination of all former branding agreements between Enterprises, AT&T Canada and its affiliates.

    The Payphone Services Trade Mark License Agreement, as amended, made as of August 24, 1998, which licensed certain AT&T Corp. trade-marks to AT&T Canada for use in association with the marketing and provision of the operation of payphones for the placement of telephone calls was reinstated for the sole purpose of transition on such terms and conditions as agreed to by Enterprises and AT&T Canada in accordance with the Brand Conversion Plan and consistent with the transition periods in the New License Agreement. The New License Agreement also provides that any agreement with Canada Payphone with respect to the use of any AT&T Corp. Brand or licensed trade-marks shall terminate at the time of termination or expiration of the New License Agreement.

    The New License Agreement grants to the Licensee a non-exclusive, royalty-free, sub-license to use the licensed trade-marks, trade-names and trade dress solely in Canada and solely in connection with the marketing, provision and sale of licensed services and promotional products. The services licensed under the agreement are the business of providing or selling the following services in Canada, each as defined in the New License Agreement: (i) voice and/or data wireline telecommunication services, including local services, long distance services and IP services; (ii) electronic -- business professional services; (iii) Internet access services; (iv) Internet hosting services;
(v) Internet security services; (vi) managed applications; (vii) managed hosting services; (viii) managed network services; (ix) payphone services;
(x) ancillary services; and (xi) in certain circumstances, the activities of a holding company such as New AT&T Canada. The New License Agreement expressly excludes certain services from the license grant.

    The licensed promotional products are any goods, products, wares or services that are used to promote any licensed services and provided free or at a nominal cost.

    The Licensee is obliged to meet and adhere to certain quality and marketing specifications for the licensed services and promotional products. If the Licensee offers any product, service or business that is not a licensed service or in association with which the licensed trade-marks are not used, such products, services or business shall be offered only through a wholly owned subsidiary of AT&T Canada that does not bear the licensed trade-name or trade-marks.

    In the event that the Licensee wishes to offer a service for which it has not been granted a trade-mark and/or trade-name license by Enterprises, the Licensee may offer such service (the "UNBRANDED SERVICE") however, restrictions are placed on invoicing such service with invoices which include services licensed under the New License Agreement.

    The New License Agreement contemplates the preparation and approval of a Brand Conversion Plan having three stages. During the first stage, the Licensee may continue to use the licensed AT&T Corp. trade-marks and trade-names. The second stage commences at the launch of the new brand identity on the Launch Date. As of the Launch Date, the Licensee shall have changed its name to a new corporate name, and shall until the Conversion Date only use the trade-marks and trade-names licensed under the New License Agreement in conjunction with a transition statement. During this second stage the Licensee may only use the transition statement "formerly AT&T Canada Corp." or another tag line approved by Enterprises solely with its new corporate name. The second stage terminates no later than the earlier of the Conversion Date or December 31, 2003. During the third stage, after the Conversion Date, the Licensee must use its new corporate name and brand identity exclusively, subject to arrangements permitted under the Brand Conversion Plan. AT&T Corp. has agreed to provide any consents necessary in connection with a name change of New AT&T Canada, AT&T Canada, Canada Corp., AT&T Telecom Services, or AT&T Fibre where the proposed new name of any such company includes the words "AT&T Canada", subject to the terms and conditions of the New License Agreement.

    In connection with the rebranding of New AT&T Canada, the Plan authorizes New AT&T Canada to change its name without further shareholder approval.

    Subject to certain exceptions, the Licensee is also permitted to use, commencing as of the date of the New License Agreement, and terminating
180 days after termination of the New License Agreement, on an exclusive royalty-free basis, the domain names and/or URLs in use on the date of execution of the New License Agreement including the URLs "attcanada.com" and "attcanada.ca" solely to identify the Licensee in connection with the marketing and provision of the licensed services.

    If the Licensee complies with the Brand Conversion Plan and with the New License Agreement, during the term of the New License Agreement and for one year after the expiration or termination of the New License Agreement, Enterprises and any of its affiliates have agreed not to adopt, sub-license and/or use in Canada the corporate name "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or the trade-name "AT&T Canada" on its own. Notwithstanding the foregoing, at any time, Enterprises and/or its affiliates may (a) adopt, register and/or use any corporate or trade-name (other than "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company" and "AT&T Canada Fibre Company") and/or adopt, register and/or use any trade-mark, which includes the mark "AT&T" and the term "Canada", provided that the word "AT&T" does not directly precede "Canada"; and (b) Enterprises may continue to use any corporate name or trade-name in the manner it has been used on or before the date of the New License Agreement. After such one year period, Enterprises and/or its affiliates may adopt, register and/or use the corporate name
"AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or adopt, register and/or use in any manner the trade-name or mark
"AT&T Canada" alone or in combination with other words and/or trade-marks.

    AT&T Corp., Enterprises and the Licensee expressly agree that they will be permitted to compete with each other during and after the term of the New License Agreement.

    The Licensee may not assign, license or transfer or part with the New License Agreement or any of its rights or obligations under the agreement without the prior consent of Enterprises which may be unreasonably withheld, except to a new holding company which at all times carries on no business other than the business of a holding company, holding only the shares of AT&T Canada and the inter-company indebtedness, if any, owing by its affiliates existing on the date of execution of the agreement or incorporated for the purposes of the Plan and, if applicable, the shares of another company (other than a Strategic Competitor) engaged exclusively in the business of providing the licensed services, and is not a Strategic Competitor of any person other than AT&T Corp. and its affiliates. New AT&T Canada will be such a holding company. Prior to the implementation of the Plan, the new holding company is obliged to sign a counterpart of the New License Agreement agreeing to be bound by the New License Agreement as if it were an original party to such agreement. The Licensee may, however, authorize Persons as its authorized associate companies to display the licensed trade-marks used by the Licensee for its licensed services for the purpose of selling such services subject to certain conditions and limitations set forth in the New License Agreement.

    The New License Agreement is terminable by Enterprises in the event of, among other things: failure to comply in a material respect with the marketing specifications applicable to the licensed trade-name; failure to comply with the master specifications applicable to the licensed services; the curtailment of the Licensee's business operations or common carrier status by decisions or rulings under applicable law; material damage or disparagement of the licensed trade-marks or trade-names; refusal to permit quality control representatives to exercise Enterprise's right of inspection; material delay in providing quality specifications reports; failure to comply with other quality control obligations; Bankruptcy (as defined in the New License Agreement); purported assignment, license, sublicense or transfer of the licensed trade-marks, trade-names or other rights granted under the New License Agreement other than as may be permitted under the New License Agreement; failure to comply with the confidentiality provisions of the agreement; failure to comply with the authorized associate provisions of the agreement; a Strategic Competitor Acquisition; use of the licensed trade-marks in association with services/products not constituting licensed services and/or outside the licensed territory; if any provision of the agreement or the consummation of the transactions contemplated by the agreement become illegal or unenforceable under applicable law in any material respect; the failure to develop, approve and implement the Brand Conversion by launch (unless such failure of approval is as a result of Enterprises unreasonably withholding its consent); and/or material breach of any of the Licensee's other obligations under the agreement. Notwithstanding the foregoing, the agreement shall not be terminable in the event of a Strategic Competitor Acquisition if any such Strategic Competitor acquires, holds, or controls more than 20% of the outstanding aggregate equity in a subsidiary of the Licensee, provided that on the date that the Strategic Competitor first so acquires, holds or controls such equity the subsidiary ceases immediately, without the benefit of any transition or cure rights, any use of any of the licensed trade-marks and to identify itself in any way as an affiliate of the Licensee or of any of Licensee's other affiliates or as otherwise being affiliated with any of them.

    The New License Agreement is also terminable by Enterprises if under the current CCAA Proceedings there is any change of control, amalgamation, consolidation or other reorganization of the Licensee and/or any of its affiliates or if Licensee and/or any of its affiliates sells all or substantially all of its assets or to the extent that either Enterprises and/or any of its affiliates sells substantially all of the assets related to a particular service offering, then termination shall occur with respect to such services provided, however, that this termination provision shall not apply to:
(i) an exchange of debt for equity pursuant to the Plan provided that no person (other than the new holding company contemplated in the agreement) or group of persons acting in concert acquires, holds or controls more than 20% of the outstanding aggregate equity of any one or more of Licensee or any of its affiliates or more than 20% of the outstanding aggregate equity of Licensee and its affiliates; and (ii) an internal amalgamation or other internal reorganization respecting any one or more of Licensee or any of its affiliates existing on the date this Agreement is executed or any affiliates incorporated to implement the Plan and not involving third persons.

    The Licensee will have 30 days to cure any breach (unless shorter periods have been identified), failing which the New License Agreement will terminate on the Conversion Date without further notice and without any further rights of transition other than to the extent contemplated under the Brand Conversion Plan. Notwithstanding the foregoing, there shall be no cure period where the agreement is terminated as a result of: a Strategic Competitor Acquisition; Bankruptcy; and failure to develop and have approved the Brand Conversion Plan by and to implement such plan by launch insofar as it relates to the change of corporate name of the Licensee and its affiliates.

    The Licensee may in its sole discretion and without cause terminate the New License Agreement. The New License Agreement contains the customary obligations on the part of the Licensee to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the agreement will be resolved pursuant to certain arbitration provisions prescribed in the agreement. The New License Agreement provides for a delay in the time periods prescribed in the Conversion Date and Launch Date in certain circumstances where notice of termination has been given by Enterprises. Where, in the definitions of Conversion Date and Launch found in the agreement, a time period is stated to run from notice of termination given by Enterprises, the time period shall only begin to run after any applicable cure period has passed and any arbitration commenced by the Licensee disputing the validity of the notice of termination has been decided in favour of Enterprises, provided that the Licensee commences any such arbitration within five business days from the date of notice of termination where no cure period is provided under the termination provisions of the agreement and otherwise five business days from the expiry of the applicable cure period. Moreover, the Licensee must diligently prosecute such proceeding.

    The New License Agreement acknowledges that the Licensee may be unable in all circumstances where notice of termination is given to immediately remove the licensed trade-marks from its exterior building signage, its signage on trucks and on calling cards. The agreement provides that the Licensee shall forthwith deliver to Enterprises for approval a plan setting out a schedule for changing such items. Such items shall be changed in any event no later than the earlier of December 31, 2003 and six months from any notice of termination from Enterprises.

    The New License Agreement provides for the payment by the Licensee of a brand fee in the event that the Licensee's breach under the New License Agreement is not cured by the Licensee within the specified 30 day or shorter time period given in any written notice of termination provided by Enterprises prior to June 30, 2003. Unless an arbitrator determines under the arbitration proceedings that the Licensee was not in breach, the Licensee is obliged to pay to Enterprises from the expiry of the 30 day or shorter time period to and including June 30, 2003, a brand fee of US $10,000.00 for each day (or part of a day) that the Licensee is in breach. If the event giving rise to Enterprise's notice of termination is not capable of being cured or there is no cure period, the Licensee shall pay Enterprises such brand fee in respect of each day from the date of Enterprise's notice of termination to and including June 30, 2003. Such brand fee will be payable in the aggregate on June 30, 2003.

FRAMEWORK AGREEMENT

    On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada Telecom Holdings Company and AT&T Communications Holdings (Canada) Corp. (collectively, "AT&T CORP.") and the AT&T Canada Companies entered into the framework agreement (the "FRAMEWORK AGREEMENT"). The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the AT&T Canada Companies and AT&T Corp. (other than aspects of such relationships which are addressed in the New License Agreement). The Framework Agreement provides that the existing capabilities agreement (the "CAPABILITIES AGREEMENT") and the master consulting services agreement ("MCSA") will terminate on the earlier of the execution and delivery of a revised MCSA or June 30, 2003. If a revised MCSA is not entered into by June 30, 2003, absent a written agreement from AT&T Corp. providing otherwise, all Services currently provided pursuant to the Capabilities Agreement and the MCSA will terminate on June 30, 2004.

    Under the Framework Agreement, the parties will work together to avoid any material disruption of services to customers and to each other. It also provides that all existing arrangements or agreements, except for certain enumerated agreements (such as the North American Voice Services (NAVS) Agreement and the Payphone Services Trademark License Agreement, such agreements and any other such surviving agreements, the "SURVIVING AGREEMENTS") terminate no later than 90 days following the date the Framework Agreement is entered into. The Surviving Agreements will terminate in accordance with their terms.

    The parties will use reasonable efforts to execute and deliver a revised Master Services Agreement ("MSA") by June 30, 2003. The MSA will provide the terms under which AT&T Corp. will provide the AT&T Canada Companies with technology and services relating to the continued use of the 4E (Toll Free) Platform, the 5E (Calling Card) Platform, and the Signalling Platform currently provided pursuant to the Capabilities Agreement and the MCSA (collectively, the "SERVICES") and will replace such agreements in their entirety. Any new MSA will expire no later than December 31, 2005, unless terminated earlier or extended by mutual consent.

    The parties agree that if, at any time prior to the execution and delivery of an MSA, a Strategic Competitor Acquisition occurs, then the provision of Services by AT&T Corp. pursuant to the Capabilities Agreement and the MCSA will terminate on the earliest of: (i) 15 months after the date of the announcement of the Strategic Competitor Acquisition provided such announcement was approved by New AT&T Canada and the AT&T Canada Companies and the Strategic Competitor Acquisition closes; (ii) nine months after the closing of the Strategic Competitor Acquisition transaction which gives rise to the Strategic Competitor Acquisition; or (iii) June 30, 2004.

    The MSA will provide that upon the occurrence of any Strategic Competitor Acquisition the termination date for the provision of Services will be accelerated and the time period during which AT&T Corp. will continue to provide Services thereunder will be reduced, provided that (i) in determining any such accelerated termination date, AT&T Corp. will take into consideration the Strategic Competitor's network capability to enable migration and, unless the parties otherwise agree, (ii) any such acceleration will not result in the termination of the provision of the services until the earlier of
(a) 12 months after the closing of the Strategic Competitor Acquisition transaction and (b) December 31, 2005.

    In accordance with the Framework Agreement, on January 16, 2003, the
AT&T Canada Companies, Netcom Canada Holding Inc. and Montage.DMC eBusiness Services, Inc. (the "AT&T CANADA PARTIES") entered into mutual releases (the "RELEASES") with AT&T Corp. and certain of its affiliates (collectively, the "AT&T CORP. PARTIES") with respect to any claims existing up to the date of execution thereof, including those claims arising from any agreements or arrangements between any one or more of the AT&T Canada Parties and the AT&T Corp. Parties, including the Brand Agreements (all such agreements and arrangements, including the Surviving Agreements, collectively the "AT&T/ATTC AGREEMENTS") or arising as a result of any of the AT&T Corp. Parties being a shareholder of any other AT&T Corp. Party or of an AT&T Canada Party. The Releases do not apply to: (i) any claims arising out of the Surviving Agreements after the date of the Releases, including, for greater certainty, claims arising on and after the date of the Releases out of the New License Agreement or the Framework Agreement; (ii) claims for amounts owing by either party to the other for services rendered under the AT&T/ATTC Agreements; (iii) obligations which by their express terms survive the termination or expiration of any of the AT&T/ATTC Agreements; or
(iv) obligations under the Sale and Call Agreement discussed below.

    In order to facilitate the reorganization of the AT&T Canada Companies pursuant to the Plan, on January 16, 2003, AT&T Canada entered into the Sale and Call Agreement with New OpCo, Canada Corp., AT&T Corp., AT&T Canada Holdings Limited Partnership ("AT&T LP"), Brascan Financial Corporation, Tricap Investments Corporation and 1519888 Ontario Limited ("BCO") whereby AT&T LP will sell all of its direct and indirect ownership interests in both AT&T Canada and Canada Corp. to BCo. BCo has granted a call option (the "OPTION") to New OpCo to buy the shares it acquires from AT&T LP representing a direct and indirect ownership interest in Canada Corp. (other than the shares of AT&T Canada) for a purchase price of $150,000. The Option is exercisable on or at any time after March 15, 2003. In the event that New OpCo does not exercise the Option before the implementation of the Plan, New OpCo has agreed to pay $150,000 to BCo upon implementation of the Plan.

    The AT&T Canada Companies made an application for an order of the Court (the "CCAA APPROVAL ORDER") to, among other things, (i) ratify the execution by the AT&T Canada Companies of the Framework Agreement, the New License Agreement, the Sale and Call Agreement and the Releases and authorizing and directing the AT&T Canada Companies to execute the MSA and to perform such agreements and the Surviving Agreements, (ii) provide that none of stays of proceedings or other relief obtained by AT&T Canada in the CCAA Proceedings do or will apply to the Framework Agreement, the New License Agreement, the Releases, the MSA, the Sale and Call Agreement or any of the Surviving Agreements, except that none of those agreements can be terminated as a result of the existence of the CCAA Proceedings. The CCAA Approval Order was issued by the Court on January 17, 2003. AT&T Canada will promptly make application to the United States Bankruptcy Court for the Southern District of New York (the "U.S. COURT") for and use all reasonable efforts to obtain, an order for the same relief as described in
(ii) above from the U.S. Court (the "ANCILLARY APPROVAL ORDER"). If the Ancillary Approval Order has not been obtained on or before February 15, 2003, then notwithstanding the execution and delivery thereof, none of the Framework Agreement, the New License Agreement, the Releases, the MSA, the Sale and Call Agreement or the Surviving Agreements (as regards the continuance and in force and effect of the latter pursuant to the Framework Agreement) shall have any force or effect.

                        PROJECTED FINANCIAL INFORMATION

    In October 2002, AT&T Canada disclosed in a securities filing, certain projected financial information. As updated financial projections were provided to Greenhill & Co., LLC and Houlihan Lokey Howard & Zukin in connection with their financial analysis, management of AT&T Canada has updated such financial projections for inclusion in the Circular.

    The projections set out below were not prepared with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants, the Canadian securities regulatory authorities or the Handbook of the Canadian Institute of Chartered Accountants regarding forecasts or projections. The projections were prepared by and are the responsibility of the Company. Neither KPMG LLP, the Company's auditors ("KPMG"), nor any other independent accountants, have examined nor compiled the projections and, accordingly, neither KPMG nor any other independent accountants express an opinion or other form of assurance with respect thereto.

    AT&T CANADA DOES NOT, AS A MATTER OF COURSE, PUBLISH ITS BUSINESS PLANS, BUDGETS OR STRATEGIES OR MAKE EXTERNAL PROJECTIONS OR FORECASTS OF ITS ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY,
AT&T CANADA DOES NOT ANTICIPATE THAT IT WILL, AND DISCLAIMS ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS, STRATEGIES OR PROJECTIONS TO HOLDERS OF SECURITIES ISSUED BY AT&T CANADA OR INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC OR THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

    The projections are not historical facts, but are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking statements are qualified by subsequent events and the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from AT&T Canada's actual experience involving any one or more of these matters and subject areas. The operation and results of the AT&T Canada's business have been and remain subject to the effect of other risks and uncertainties identified in the documents filed by AT&T Canada with the SEC and in this Circular.

    The projections are subject to a variety of factors that are likely to cause actual results to vary from AT&T Canada's estimates, and such variations may be material. The projections are subjective in many respects and thus are susceptible to interpretation and periodic revision based on actual experience and subsequent developments.

    While presented with numeric specificity, the projections reflected numerous assumptions by AT&T Canada with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, (i) implementation of the Plan on April 1, 2003, (ii) no additional material adverse impact on AT&T Canada's business on a going forward basis resulting from restructuring proceedings, its rebranding effort, and the associated revised arrangements with AT&T Corp.,
(iii) AT&T Canada's estimates as to the future growth prospects of various telecommunications markets in Canada, (iv) AT&T Canada's success in rebranding itself as an independent telecommunications company, (v) the successful implementation of its revised business plan and AT&T Canada's new strategic direction described below, (vi) AT&T Canada will retain its affiliates but will make no additional acquisitions, and (vii) there will be no incremental regulatory benefit from the Price Cap Decision, all of which assumptions are difficult to predict and many of which are beyond the control of AT&T Canada. Accordingly, there can be no assurance that the projections are indicative of AT&T Canada's future performance or that actual results will not differ materially from those in the projections set forth below.

    In preparing its projections, AT&T Canada estimated that the Canadian Business Long Distance Voice Market would decrease from $3.1 billion in 2001 to $2.4 billion in 2006. Offsetting the majority of this decline over the same period will be growth in the Canadian Business Local Voice Market which in 2001 is estimated to be $5.3 billion in size. AT&T Canada also assumed that as a result of the financial difficulties currently experienced by Canadian carriers, competitive choices are expected to decrease, thereby slowing the rate of price erosion in the Voice Services market. AT&T Canada also estimated that the Canadian Business Data and Internet Market will increase from $6.4 billion in 2001 to $8.2 billion in 2006.

    Furthermore, AT&T Canada has also assumed that it will be successful in continuing to implement its revised strategic direction, which is designed to maximize cash flows by narrowing its focus on key target market segments and leveraging its existing network infrastructure and customer base. This includes:

    - using existing assets more effectively by reassessing, focussing and re-deploying network assets, ceasing geographic expansion and focussing on-net where AT&T Canada has free capacity;

    - using its existing customer base more effectively by focussing on retaining existing customers, selling bundled products, cross-selling additional services and up-selling to meet customer growth requirements;

    - redefining its target market approach by further focussing on data/Internet and long distance services for the medium to large-sized business market, limiting small-sized business focus to high-end users only (typically professional services firms);

    - focussing on customers with national, North American and global requirements;

    - refining its product approach by continuing to leverage its full product portfolio, limiting local voice services to businesses with larger scale requirements in on-net or collocation territory and focussing data and Internet sales on high percentage on-net applications; and

    - continuing to drive and leverage sources of differentiation by offering on-net coverage with a full suite of telecommunications services, offering global connectivity and managed infrastructure, developing world-class customer service and maintaining world-class network reliability.

    As a result of these and other initiatives, AT&T Canada expects that revenues from the higher margin Data/ Internet segments will rise over the course of the next five fiscal years at an average annual growth rate of approximately 2%. AT&T Canada also expects Long Distance revenues to decrease at an average annual rate of approximately 6% over this period, such that they would constitute less than 30% of its total revenue base by 2007. Local revenues are expected to experience a marginal decline over this five year period.

    AT&T Canada has also reduced its planned capital expenditures to approximately $140 million to $150 million annually. Future capital expenditures are anticipated to be primarily to maintain the core network and enhance its robustness, as well as improving back-office systems.

    On the basis of the foregoing qualifications, the inclusion of the projections in the Circular should not be regarded as an indication that AT&T Canada, the board of directors or any of their advisors, agents or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections.

    In deciding whether to vote to accept or reject the Plan, the Affected Creditors must make their own determination as to the reasonableness and reliability of the projections. See "Risk Factors".

                        PROJECTED FINANCIAL INFORMATION

                                            2001A      2002E      2003E      2004E      2005E      2006E      2007E
                                           --------   --------   --------   --------   --------   --------   --------
                                                                         (in millions)
Revenue..................................   $1,545     $1,480     $1,337     $1,347     $1,372     $1,403     $1,442
EBITDA*..................................   $  121     $  200     $  163     $  202     $  210     $  221     $  237
Capital Expenditures.....................   $  407     $  140     $  140     $  140     $  140     $  150     $  150

------------

* Does not include restructuring charges recorded in 2001 and 2002 or the reduction to pension expense recorded in 2001.

                     APPOINTMENT OF THE BOARD OF DIRECTORS

    The current members of the AT&T Canada Board of Directors are as follows:
Jeffrey M. Blidner, Andre Bureau, Purdy Crawford, Lisa de Wilde, Stephen H. Halperin, Robert J. Harding, John McLennan, James J. Meenan and George Myhal. As part of the Arrangement, a new board of directors will be appointed for New AT&T Canada, AT&T Canada and New OpCo. An executive search firm was retained by AT&T Canada to assist with the process of identifying and reviewing the qualifications of individuals to be proposed for appointment to the new board of directors of the AT&T Canada Companies.

    The New AT&T Canada Board of Directors and the boards of directors of AT&T Canada and of New OpCo shall be identical and each of New AT&T Canada and New OpCo shall execute declarations pursuant to subsection 146(2) of the CBCA to become effective on the Plan Implementation Date respecting the constitution of the AT&T Canada New Board of Directors and the board of directors of New OpCo, respectively.

    Prior to the CCAA Sanction Order, AT&T Canada shall advise the Court of the names of up to nine nominees to act as directors of New AT&T Canada. The CCAA Sanction Order will fix the number of directors at nine and set out the names of the nominees accordingly and such nominees will be appointed on the Plan Implementation Date as directors of New AT&T Canada to hold office until the next annual meeting of New AT&T Canada or until their successors are elected or appointed. On the Plan Implementation Date, New AT&T Canada will be the sole shareholder of AT&T Canada in accordance with the provisions of the Plan, and the New AT&T Canada Board of Directors will have the same members as the AT&T Canada Board of Directors.

    Commencing with the first annual meeting of shareholders held after the Meeting, the holders of Common Shares, voting as a class, shall be initially entitled to nominate and elect five directors to the New AT&T Canada Board of Directors and the holders of the Limited Voting Shares, voting as a class, shall be initially entitled to nominate and elect four directors to the New AT&T Canada Board of Directors. As at the date of this Circular, the following individuals have agreed to serve as Directors of New AT&T Canada and of AT&T Canada and

New Opco upon the implementation of the Plan and to hold office until the next annual meeting of shareholders:

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION AND NAME OF EMPLOYER
----------------------------------               -----------------------------------------
Purdy Crawford(1)..............................  Chairman of the Board of Directors,
Toronto, Ontario                                 AT&T Canada, and Counsel, Osler, Hoskin &
                                                 Harcourt LLP

John T. McLennan(1)............................  Vice Chairman and Chief Executive Officer
Mahone Bay, Nova Scotia                          AT&T Canada

Gerald E. Beasley(2)...........................  Corporate Director
Mississauga, Ontario

William A. Etherington(1)......................  Corporate Director
Toronto, Ontario

Deryk I. King(2)...............................  Chief Executive Officer
Toronto, Ontario                                 Centrica North America

Ian D. Mansfield(1)............................  Corporate Director
White Rock, British Columbia

Ian M. McKinnon(2).............................  President and Chief Executive Officer
Toronto, Ontario                                 Certicom

Jane Mowat(2)..................................  Business Consultant
Toronto, Ontario

Daniel F. Sullivan(1)..........................  Deputy Chairman and Director
Toronto, Ontario                                 Scotia Capital Inc.

------------

(1) Nominee of the holders of Common Shares.

(2) Nominee of the holders of Limited Voting Shares.

    It is intended that all the directors of New AT&T Canada will be confirmed at the Meeting and take office on the Plan Implementation Date. Until
December 31, 2004, the chairman of the New AT&T Canada Board of Directors will be selected by the New AT&T Canada Board of Directors from the five directors elected by the holders of the Common Shares in accordance with the New AT&T Canada Articles. The chairman will not be an officer or employee of New AT&T Canada or any of its affiliates and will be independent of the management of New AT&T Canada and its affiliates. Until the earlier of such time as the holders of Limited Voting Shares are entitled (as a class) to nominate and elect fewer than four directors in accordance with the articles or December 31, 2004, the chairman may only be replaced or removed with the approval of not less than seven of the directors including at least four directors elected or appointed by the holders of Common Shares. See "Description of the Plan of Arrangement and Reorganization -- Allocation of the New AT&T Canada Board of Directors".

NON-MANAGEMENT DIRECTORS -- BIOGRAPHIES

    PURDY CRAWFORD. Mr. Crawford is Non-Executive Chairman of AT&T Canada Inc. and Counsel to the law firm of Osler, Hoskin & Harcourt LLP. He was the Non-Executive Chairman of Imasco Limited, CT Financial Services Inc., and Canada Trustco Mortgage Company until February 2000. Mr. Crawford joined Imasco Limited in 1985 as President & Chief Operating Officer; in 1986 he became Chief Executive Officer and in 1987 he became Chairman, President & Chief Executive Officer. Mr. Crawford retired as Chief Executive Officer in 1995 but continued as Non-Executive Chairman until February, 2000. Prior to joining Imasco,
Mr. Crawford was a senior partner with Osler, Hoskin & Harcourt, practising primarily in the corporate/commercial area. Mr. Crawford sits on the boards of several large public companies, both in Canada and the United States. He is Chancellor Emeritus of Mount Allison University.

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    GERALD BEASLEY.  Mr. Beasley retired in January 2000 from the Canadian
Imperial Bank of Commerce as Senior Executive Vice President, Risk Management, a position he had held since 1994. Mr. Beasley joined the Canadian Imperial Bank of Commerce in 1968 and served in various senior positions in Canada and the United States. Mr. Beasley is currently the Chairman of Trillium Health Centre Foundation as well as a director of Enersource Corporation. He has previously served on the boards of Newcourt Credit Corporation, Edulinx Canada Corporation, and The Ontario Club.

    WILLIAM A. ETHERINGTON. Mr. Etherington serves as a corporate director. He retired in October 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is the lead director of the board of directors of the Canadian Imperial Bank of Commerce and a director of Celestica Inc., Dofasco Inc. and MDS Inc. He is also a member of the University of Western Ontario, Engineering Sciences Advisory Council and Campaign Western. Mr. Etherington has served on the boards of IBM Canada Ltd., IBM Europe Middle East Africa, IBM South Africa, the Conference Board of Canada, the National Quality Institute and Junior Achievement of Canada.

    DERYK I. KING. Mr. King is President and Chief Executive Officer of Centrica North America ("CENTRICA"), a position he has held since
December 2000. Prior to joining Centrica, he was Group Managing Director of PowerGen plc ("POWERGEN") in the United Kingdom. Mr. King joined PowerGen in 1996 after holding a number of international sales and marketing positions with Air Products Ltd. and Imperial Chemical Industries Ltd. ("ICI"), including three years spent working in Japan. He was appointed Managing Director of ICI's global polyester business in 1992. Mr. King is currently a director of the Consumers' Waterheater Income Trust.

    IAN D. MANSFIELD. Mr. Mansfield is currently the CEO/Commissioner of the Canadian Professional Golf Tour. Prior to this appointment, he was President and Founder of his own firm, Ocean Bluff Consulting Inc. Mr. Mansfield retired from TELUS Corp. as Executive Vice President and President of TELUS Communications after a successful and diversified thirty-year career. In his final years at TELUS, he headed the business development work and acted as chief negotiator leading to the merger of BC Tel and Alberta-based TELUS. Mr. Mansfield currently serves on the board of directors of Coquitlam Express Hockey Ltd. as co-owner/founder and the board of directors of the Canadian Professional Golf Tour. He also serves on the Orca Bay Advisory Council associated with the Vancouver Canucks. He has completed management studies at Harvard, Banff School of Management, University of Southern California and the British Columbia Institute of Technology.

    IAN M. MCKINNON. Mr. McKinnon was appointed President and Chief Executive Officer of Certicom in March of 2002, and is a member of the Certicom Board of Directors. Mr. McKinnon is a high technology veteran who spent 14 years in various sales and senior management roles with Digital Equipment Corporation in both Canada and Singapore from 1981 to 1994. Prior to joining Certicom, he was CEO with a number of software company turnarounds. He received the Financial Post Investor Relations Award in 1997 and the Ernst & Young "Entrepreneur of the Year -- Turnaround Category" Award in 1998 based on his work as President and CEO with publicly traded Promis Systems Corporation between 1995 and 1999. At Promis, he grew global market share and revenues while increasing the company's valuation by 1200%. Mr. McKinnon has an Honours BA from McMaster University and attended the European Institute of Business Administration (INSEAD).

    JANE MOWAT. Ms. Mowat was the Executive Vice President and Chief Financial Officer of Centrinity, Inc. ("CENTRINITY") from July 2001 to November 2002. She also served as a director and in the Office of the Chief Executive at Centrinity. From September 2000 to June 2001, Ms. Mowat was a business consultant focusing on implementing shareholder value creation strategies. Previously, Ms. Mowat was the General Manager of IBM Global Financing, a division of IBM Corporation responsible for the Americas. Prior to that, Ms. Mowat was a director and Chief Financial Officer of ISM Information System Management Corporation from 1993 to 1995.

    DANIEL F. SULLIVAN. Mr. Sullivan is Deputy Chairman of Scotia Capital Inc. ("SCOTIA CAPITAL"). Since joining Scotia Capital in 1968, Mr. Sullivan has served in several senior positions, including Head of Corporate Finance and Executive Vice President. Mr. Sullivan is a member of the board of directors of Camco Inc. and has

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served as a director of Cadillac Fairview Corporation, Monarch Development
Corporation and Schneider Corporation. He has also served as Chairman of The Toronto Stock Exchange, the Investment Dealers Association of Canada and the Board of Governors of St. Michael's Hospital.

                                   MANAGEMENT

NAME                       POSITION
----                       --------
John T. McLennan.........  Vice Chairman and Chief Executive Officer
John A. MacDonald........  President and Chief Operating Officer
David A Lazzarato........  Executive Vice President and Chief Financial Officer
Mark Ethier..............  Executive Vice President, Sales
Mike Kologinski..........  Executive Vice President, Marketing
Ron Preston..............  Executive Vice President, Customer Service
Henry C. Yip.............  Executive Vice President, Network Services
Scott L. Ewart...........  Senior Vice President, General Counsel and Secretary, Chief
                           Privacy Officer
Judy McLeod..............  Senior Vice President, Human Resources
Chris Peirce.............  Senior Vice President, Regulatory and Government Affairs
Muriel Prentice..........  Senior Vice President, Chief Information Officer
Dean Prevost.............  Senior Vice President, Strategy and Corporate Development
Brock Robertson..........  Senior Vice President, Treasury and Investor Relations
Don Welham...............  Vice President, Controller

EXECUTIVE OFFICERS -- BIOGRAPHIES

JOHN T. MCLENNAN
  DIRECTOR, VICE CHAIRMAN, CHIEF EXECUTIVE OFFICER

    Mr. McLennan joined AT&T Canada as Vice Chairman and Chief Executive Officer in May, 2000. Prior to his appointment to his current position, Mr. McLennan was President and founder of his own firm, Jenmark Consulting Inc., specializing in strategy, finance, and management of technology companies in Canada and the U.S., with a primary focus on telecommunications. From 1994 to 1997, Mr. McLennan was President and Chief Executive Officer of Bell Canada and President of Bell Ontario from 1993 to 1994. From 1990 to 1993, Mr. McLennan served as president and chief executive officer of BCE Mobile
Communications Inc. ("BCE MOBILE"), and from April 1993 to September 1994 he was Chairman of the Board of BCE Mobile. Prior to assuming his positions at the Bell Canada group of companies, Mr. McLennan served as President and Chief Executive Officer at Cantel AT&T Wireless, Canada's largest wireless services provider. Mr. McLennan was an Executive Vice President of Mitel Communications Inc. during its first eight years of rapid growth. Mr. McLennan is also a member of the Board of Directors of Hummingbird Communications, Platform Computing Inc., and Amdocs Limited. Mr. McLennan is Chancellor of the University College of Cape Breton as well as Chairman of the Cape Breton Growth Fund. He graduated from Clarkson University with B.S. and M.S. degrees in industrial management.

JOHN A. MACDONALD
  PRESIDENT AND CHIEF OPERATING OFFICER

    Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer on November 27, 2002. Prior to joining AT&T Canada, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp., a leading provider of high technology products and solutions to the global broadcasting industry. Prior to that, Mr. MacDonald was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald is presently a member of the Board of Directors of Leitch Technology Corp., Rogers Cable, UBS (Unique Broadband Systems) and Versatel Networks. He is on the advisory board of Galazar Networks, and is a member of the Federal Government's Advisory Council on Science and Technology. Previously, Mr. MacDonald chaired the

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National Selection Committee for the Federal Government's Smart Communities
Program and served on the Federal Government's Information Highway Advisory Council. Mr. MacDonald holds a Bachelor of Science in electrical engineering from Dalhousie University and a Bachelor of Engineering from the Technical University of Nova Scotia.

DAVID A. LAZZARATO
  EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Mr. Lazzarato joined AT&T Canada as Executive Vice President and Chief Financial Officer in October, 1999. Mr. Lazzarato has over 20 years of operational finance, telecommunications, general management, and public accounting experience. From 1997 to 1999, Mr. Lazzarato was Senior Vice President and Chief Financial Officer of BCE Mobile Communications (Bell Mobility), Canada's largest wireless provider, and from 1994 to 1997 was Vice President and Controller of BCE Inc. Prior to that, Mr. Lazzarato held the position of Senior Vice President Finance and Administration at CAE Electronics Ltd., a firm recognized as the world leader in the design and production of commercial and military flight simulators. Mr. Lazzarato is a Chartered Accountant, holds a Bachelor of Commerce degree from McMaster University and has completed the Senior Executives Program at M.I.T. and a Telecommunications Marketing program at INSEAD.

MARK ETHIER
  EXECUTIVE VICE PRESIDENT, SALES

    Mr. Ethier was appointed Executive Vice President, Sales, in July, 2000, and is responsible for the Global, National, Named, General Business and Small Business markets, and Wholesale/Resellers. Mr. Ethier joined AT&T Canada in April, 2000, and initially was Senior Vice President, Sales. Immediately prior to joining AT&T Canada, he was Senior Vice President of Sales at Telus, and prior to 1999, he held a series of executive level sales and marketing positions at Bell Canada. Born in Ottawa, Ontario, Mr. Ethier graduated from the University of Ottawa in 1986 with an Honours Bachelor of Commerce (Finance) degree. He also completed the Financial Masters course with the Royal Bank of Canada in 1991. Mr. Ethier is based at AT&T Canada's head office in Toronto.

MIKE KOLOGINSKI
  EXECUTIVE VICE PRESIDENT, MARKETING

    Mr. Kologinski is Executive Vice President, Marketing. Previously he was Senior Vice President, Internet and E-Business Services. And prior to that, he was Vice President, Sales and Marketing, for the Internet and E-Business Services division of AT&T Canada and its predecessor, Netcom Canada.
Mr. Kologinski held a series of progressively responsible sales and marketing positions in the Business Services Group of Unitel Communications Inc. and Call-Net Enterprises Inc. Mr. Kologinski holds an Honours Degree in Industrial Engineering from the University of Toronto and an MBA from York University.

RON PRESTON
  EXECUTIVE VICE PRESIDENT, CUSTOMER SERVICE

    Mr. Preston is Executive Vice President, Customer Service. This organization is responsible for delivering customer care, maintenance, operations support, and managed network services to all customer segments. Previously Mr. Preston held the position of Senior Vice President, Customer Service for AT&T Canada. Prior to joining AT&T Canada, he served as Senior Vice President, Network Operations and Technology of the former MetroNet in October 1997, in which capacity he was responsible for network management, customer care and information technologies. He joined MetroNet from Bell Canada, where he was assigned to increasingly senior positions, the most recent of which was Vice President, Operations and Technology Solutions. Mr. Preston has over 27 years of experience with Bell Canada in network operations, network planning and provisioning, marketing, technology development and sales support. He is a Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto. Mr. Preston is a member of the Association of Professional Engineers of Ontario and was the Chair of the Organizing Committee of the ISS'97: World Telecommunications Congress held in Toronto in September 1997.

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
HENRY C. YIP
  EXECUTIVE VICE PRESIDENT, NETWORK SERVICES

    Mr. Yip joined AT&T Canada as Executive Vice President, Network Services in April 2001. He is a Professional Engineer in the Provinces of Alberta and Ontario with extensive experience in the telecommunications industry with TELUS Corporation, Jones Lightwave Ltd. and Bell Canada. Prior to his appointment at AT&T Canada, he spent five years at the TELUS Corporation holding various executive positions in the Operations area. He also initiated TELUS' efforts into the multimedia business as well as created an ASP business in the Geomatics area. He is a member of the Board of Directors of Global Thermoelectric Inc. and of the Engineering Science Advisory Council at the University of Western Ontario. He is the chair of the Wireless Industry Development Working Group for the Alberta ICT Implementation Committee. Mr. Yip is a graduate of the University of Western Ontario with a Bachelor's Degree in Electrical Engineering and of the Advanced Management Program at the Wharton School of Business.

SCOTT L. EWART
  SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, CHIEF PRIVACY OFFICER

    Mr. Ewart became Senior Vice President, General Counsel and Secretary of AT&T Canada Inc. in October 2000. Mr. Ewart was called to the Ontario Bar in 1980 and has 20 years of Corporate, Commercial and Intellectual Property experience in North America and Europe. Prior to his current appointment, he was Division Counsel for Coca-Cola Northwest Europe in London, England. Prior to moving to England, he was Vice President and General Counsel for Coca-Cola Canada. He was Securities Counsel for Nortel from 1985 to 1989. Prior to this, he was in private practice. He has extensive high tech experience with Nortel and AT&T, and extensive intellectual and trade-mark experience with Coca-Cola in North America and Europe. He has lectured extensively on the protection of intellectual property rights. He is a member of the Canadian, U.S. and International Bar Associations, as well as a Fellow of the Institute of Directors (London, England). He obtained his Bachelor of Laws degree at The University of Windsor, Ontario, and completed the Executive Management program at Yale University.

JUDY MCLEOD
  SENIOR VICE PRESIDENT, HUMAN RESOURCES

    Ms McLeod is Senior Vice President, Human Resources of AT&T Canada, a position she has held since May 1996. In her position, Ms McLeod is responsible for compensation, benefits, industrial relations, change management, recruitment, training, leadership development and internal communications. Prior to her current role, Ms McLeod was Vice President, Consumer Operations, of a start-up business launched with the opening of long distance competition in Canada in 1992. Ms McLeod has also held senior positions in Marketing, Customer Service and Information Technology at AT&T Canada. Ms McLeod began her career at Bell Canada and held progressively more senior positions in Customer Service, Sales and Marketing. Ms McLeod is also a director on the boards of several organizations including Canadian Women in Communications and the Telecommunications Learning Institute.

CHRIS PEIRCE
  SENIOR VICE PRESIDENT, REGULATORY AND GOVERNMENT AFFAIRS

    Mr. Peirce is the Senior Vice-President, Regulatory & Government Affairs at AT&T Canada Corp. He is responsible for the development and promotion of the corporation's strategic interests and regulatory and policy positions with government and relevant regulatory agencies. Mr. Peirce joined AT&T Canada as Government Relations Vice President in June 1999. He was promoted to the position of Vice President Government and Regulatory Affairs in 2000 and to his current position in January 2002. Prior to joining AT&T Canada, Mr. Peirce was Vice-President, Strategic Planning with the Canadian Association of Petroleum Producers (CAPP). In this position he was responsible for the Canadian upstream oil and gas industry's positions on public policy both federally and provincially as well as in the U.S. Prior to joining CAPP, Mr. Peirce was the executive assistant to the Honourable Ralph Goodale, then Canada's Minister of Agriculture and Agri-Food and Chair of the Cabinet Committee for the Economic Union. Mr. Peirce obtained his Bachelor of Laws degree at Queen's University in Kingston Ontario, and practised law in Edmonton, Alberta, from 1983-1993.

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
MURIEL PRENTICE
  SENIOR VICE PRESIDENT, CHIEF INFORMATION OFFICER

    Ms Prentice is Senior Vice President and Chief Information Officer of
AT&T Canada, a position she has held since July 2001. In this position, Ms Prentice is responsible for all business information management solutions, enterprise project management, computing hardware and internal network infrastructure in support of the corporations' business needs. She joined
AT&T Canada in February 2001 as Vice President, Architecture & Strategy and was instrumental in formulating the strategy the corporation is now following to integrate its systems environments. Ms Prentice has more than 30 years of experience in information technology predominately with high technology and communications companies. Prior to joining AT&T Canada, Ms Prentice spent
15 years at Nortel Networks where she held a series of executive level positions and was instrumental in the deployment of Nortel's Global Supply Chain Management program. She is a member of the Canadian Information Professionals and the Canadian Equestrian Federation and actively supports volunteer efforts for the Hospital for Sick Children.

DEAN PREVOST
  SENIOR VICE PRESIDENT, STRATEGY AND CORPORATE DEVELOPMENT

    Mr. Prevost is Senior Vice President, Strategy and Corporate Development of AT&T Canada Inc. Prior to his appointment to his current position, Mr. Prevost was Vice President, Strategy and Business Development of AT&T Canada Corp., a position he assumed in January 1999. In 1997 and 1998, he held the position of Vice President, Strategy and Business Development at AT&T Canada Enterprises. Prior to joining AT&T Canada Corp., Mr. Prevost was a senior consultant with Monitor Company, an international strategy consulting firm, where he assisted clients in the telecommunication, banking, manufacturing and retail industries. During his tenure at Monitor, Mr. Prevost specialized in corporate strategy, mergers and acquisitions, competitive and industry analysis, as well as market segmentation. Prior to joining Monitor, Mr. Prevost worked in the US mutual fund industry and drafted the original business plan for a start-up, software development arm of Hewlett-Packard (Canada). Mr. Prevost holds a Bachelor of Commerce in Finance from the University of Calgary with distinction and a Masters of Business Administration from Harvard Business School.

BROCK ROBERTSON
  SENIOR VICE PRESIDENT, TREASURY AND INVESTOR RELATIONS

    Mr. Robertson is Senior Vice President, Treasury and Investor Relations of AT&T Canada, a position he assumed in October 2000. Mr. Robertson was previously Vice President, Treasury and Investor Relations of Call-Net/Sprint Canada, where he held a variety of increasingly responsible financial management and corporate development positions over a period of seven years. Mr. Robertson, who has considerable expertise in competitive telecom, financial strategy, cross-border capital markets, and international treasury, brought 17 years of finance and public accounting experience to AT&T Canada. He is a Chartered Accountant and holds a Bachelors Degree from University of Waterloo in Ontario.

DON WELHAM
  VICE PRESIDENT, CONTROLLER

    Mr. Welham was appointed Vice President, Controller of AT&T Canada in February 2000. Prior to this appointment, Mr. Welham was the Controller of AT&T Canada Corp., a position he assumed in 1995. Mr. Welham has been with AT&T Canada and its predecessor companies since 1982, holding director positions in Performance Management, Marketing and Internal Audit. Prior to joining
AT&T Canada, Mr. Welham worked for Price Waterhouse in Toronto and in Cape Town and Johannesburg, South Africa.

                                DIVIDEND POLICY

    AT&T Canada has not paid any dividends since its inception and it is not anticipated that New AT&T Canada will declare or pay dividends in the near future, but rather will retain future earnings, if any, for reinvestment in its business. Any future determination to declare or pay dividends will be at the discretion of the New AT&T Canada Board of Directors, will be subject to compliance with any future debt financing arrangements entered into by New AT&T Canada, and will depend upon New AT&T Canada's financial condition, results of operations, capital requirements and such other factors as the New AT&T Canada Board of Directors considers relevant.

                           INCOME TAX CONSIDERATIONS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    This summary outlines the principal Canadian federal income tax consequences under the INCOME TAX ACT (Canada) (the "TAX ACT") to Affected Creditors who are Noteholders (the "AFFECTED HOLDERS") who, for purposes of the Tax Act and at all relevant times hold their Notes and will hold their New Shares as capital property and deal at arm's length and are not affiliated with AT&T Canada and New AT&T Canada. The Notes and New Shares will generally be considered to be capital property to an Affected Holder unless the Notes or New Shares, as applicable, are held in the course of carrying on a business or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Notes and New Shares held by certain "financial institutions" (as defined for the purposes of the mark-to-market rules in the Tax Act) will generally not be capital property to such Affected Holders and will be subject to special mark-to-market rules contained in the Tax Act. This summary does not take into account these special mark-to-market rules and Affected Holders to whom these rules may be relevant should consult their own tax advisors.

    This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "REGULATIONS"), and the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations thereunder publicly announced prior to the date hereof and assumes that they will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any Canadian provincial, territorial or non-Canadian income tax considerations.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR AFFECTED HOLDER. ACCORDINGLY, AFFECTED HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

    For purposes of the Tax Act, all amounts including the cost of, interest or dividends received or accrued on, and proceeds of disposition for the Notes and New Shares must be determined in Canadian dollars at applicable exchange rates for the purposes of the Tax Act. The amount of interest and any capital gain or capital loss of an Affected Holder on or with respect to the Notes may be affected by fluctuations in Canadian/U.S. dollar exchange rates.

    For the purposes of this summary, a reference to New Shares will be deemed to include a reference to the Rights, and in the case of the Limited Voting Shares, the Acquisition Rights. AT&T Canada considers that the Rights and Acquisition Rights will have negligible monetary value at the time of issuance pursuant to the Plan.

AFFECTED HOLDERS RESIDENT IN CANADA

    The following discussion applies to Affected Holders who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, are resident in Canada ("CANADIAN HOLDERS"). Certain Canadian Holders whose Notes might not otherwise qualify as capital property may, in certain circumstances, treat such Notes as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act. Canadian Holders should consult their own tax advisors about the advisability of making such an election having regard to their particular circumstances.

    EXCHANGE OF NOTES

    A Canadian Holder will be considered to have disposed of Notes upon the exchange of such Notes with New AT&T Canada for cash and New Shares at the Effective Time pursuant to the Plan.

    The disposition of Notes in exchange for cash and New Shares will result in a capital gain (or capital loss) to the Canadian Holder equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Notes. Any such capital gain (or capital loss) will be subject to the tax treatment described below under the heading "Taxation of Capital Gains and Capital Losses".

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    A Canadian Holder's proceeds of disposition of Notes upon the exchange of such Notes with New AT&T Canada for cash and New Shares will be an amount equal to the sum of the cash and the fair market value at the Effective Time of the New Shares received on the exchange. A Canadian Holder will be considered to have acquired any New Shares at a cost equal to their fair market value at the Effective Time.

    AT&T Canada will post on its Internet site at www.attcanada.ca/about/capital by no later than 60 days after the implementation of the Plan its position with respect to the aggregate fair market value of the consideration paid for the transfer of Notes and its position with respect to the fair market value per New Share at the Effective Time. This position will not, however, be binding on the CCRA. No representation with respect to the fair market value of the New Shares is made herein or on the Internet site and any information posted on the Internet site is subject to the disclaimers and cautions contained therein.

    Under the Plan, the cash and New Shares will be allocated first to the principal amount of the Notes, and the balance, if any, to the accrued interest in respect of the Notes. The income tax consequences arising to a Canadian Holder as a result of this allocation will depend upon the particular circumstances of the Canadian Holder, including the method followed in computing its income for tax purposes, whether it has previously claimed a bad or doubtful debt deduction in respect of such interest and whether it purchased the Notes from a third party. Certain Canadian Holders may be required to include as interest in computing income for the year of disposition the amount of interest that accrued on the Notes for a period commencing before the Effective Time and ending at the Effective Time that is not payable until after that time to the extent that the interest was not otherwise included in computing the Canadian Holder's income for the year of disposition or a preceding taxation year, and a Canadian Holder should be entitled to deduct in computing income for the year of disposition, amounts that were included in computing the Canadian Holder's income for the year of disposition or a preceding taxation year as interest in respect of the Notes, generally, to the extent that such amounts were not received or became receivable by the Canadian Holder or deducted by the Canadian Holder in computing income for the year of disposition or a preceding taxation year.

    NEW RIGHTS PLAN

    A Canadian Holder will not be required to include an amount in computing income at the time the Rights are acquired but may have income if the Rights become exercisable or are exercised. A Canadian Holder may be subject to tax in respect of proceeds of disposition of the Rights.

    HOLDING AND DISPOSITION OF NEW SHARES

    Dividends and deemed dividends on New Shares will be included in a Canadian Holder's income for purposes of the Tax Act. In the case of a Canadian Holder who is an individual, dividends received or deemed to be received by the holder on the New Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the New Shares, to the extent that such dividends are deductible in computing its taxable income.

    The disposition or deemed disposition of New Shares (not including an exchange of a Limited Voting Share for a Common Share pursuant to an Acquisition Right or the share terms) will generally result in a capital gain (or capital loss) to the Canadian Holder equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the New Shares. In the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a New Share will be reduced by the amount of dividends previously received or deemed to have been received thereon to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust which owns New Shares or where a trust or a partnership of which a corporation is a beneficiary or a member (respectively) is a member of a partnership or a beneficiary of a trust

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that owns such New Shares. Any such capital gain (or capital loss) will be subject to the tax treatment described below under the heading "Taxation of Capital Gains and Capital Losses". As an exchange of a Limited Voting Share for a Common Share (and no other consideration) pursuant to an Acquisition Right or the share terms is deemed not to be a disposition for purposes of the Tax Act, a Canadian Holder will not realize a capital gain (or capital loss) on such exchange.

    TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

    One-half of any capital gain (a "TAXABLE CAPITAL GAIN") realized by a Canadian Holder will be included in the Canadian Holder's income for the taxation year of disposition. One-half of any loss so realized (the "ALLOWABLE CAPITAL LOSS") may be deducted by a Canadian Holder in the taxation year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder in the taxation year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act. Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act.

    ADDITIONAL REFUNDABLE TAX

    A Canadian Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on investment income, including interest and taxable capital gains.

    ELIGIBILITY FOR INVESTMENT

    Provided the New Shares are listed on a prescribed stock exchange (as defined in the Tax Act, which currently includes The Toronto Stock Exchange and the NASDAQ National Market), the New Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. The New Shares, if issued on the date hereof, would not be foreign property under the Tax Act for the purposes of the tax imposed under
Part XI of the Tax Act on those trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and on registered pension plans and certain other persons exempt from tax under Part I of the Tax Act.

AFFECTED HOLDERS NOT RESIDENT IN CANADA

    The following discussion applies to Affected Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, are not resident in Canada and do not use or hold the Notes, and will not use or hold the New Shares, in carrying on a business in Canada (a "NON-RESIDENT HOLDER"). Special rules which are not discussed in this summary apply to Affected Holders that carry on an insurance business in Canada and elsewhere, and such Affected Holders should consult their own tax advisors.

    EXCHANGE OF NOTES

    No taxes will be payable under the Tax Act by a Non-resident Holder upon the exchange of Notes with New AT&T Canada for cash and New Shares pursuant to the Plan.

    NEW RIGHTS PLAN

    A Non-resident Holder will not be subject to tax under the Tax Act in respect of the acquisition of the Rights but may be subject to withholding tax under the Tax Act if the Rights become exercisable or are exercised.

    HOLDING AND DISPOSITION OF NEW SHARES

    Dividends paid or credited on New Shares, or deemed under the Tax Act to be paid or credited, to a Non-resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, subject to any applicable reduction in the rate of withholding in any applicable income tax treaty or convention

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where the holder is a resident of a country with which Canada has entered into an income tax treaty or convention.

    A disposition by a Non-resident Holder of New Shares will not be subject to tax under the Tax Act unless such New Shares constitute taxable Canadian property to the Non-resident Holder at the time of the disposition. Generally, New Shares will not constitute taxable Canadian property to a Non-resident Holder at the time of their disposition provided that such New Shares are listed on a prescribed stock exchange (as defined in the Tax Act, which includes The Toronto Stock Exchange and the NASDAQ National Market) at that time, and the Non-resident Holder, persons with whom the Non-resident Holder does not deal at arm's length, or the Non-resident Holder together with all such persons has not owned 25% or more of the issued shares of any class or series in the capital of New AT&T Canada at any time during the 60-month period that ends at the particular time. A Non-Resident Holder will not be subject to tax under the Tax Act on an exchange of a Limited Voting Share for a Common Share (and no other consideration) pursuant to an Acquisition Right or the share terms.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

    The following discussion summarizes certain United States federal income tax consequences of the implementation of the Plan. The following summary does not address the United States federal income tax consequences to holders of existing AT&T Canada Equity and Existing Canada Corp. Equity or of holders of Claims not entitled to vote on the Plan, such as holders whose Claims are entitled to reinstatement or payment in full in cash or holders whose Claims are to be extinguished without any distribution.

    The following summary is based on the Internal Revenue Code of 1986, as amended (the "CODE"), Treasury Regulations promulgated thereunder (the "REGULATIONS"), judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service ("IRS") as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the United States federal income tax consequences described below.

    The United States federal income tax consequences of the Plan are complex and are subject to significant uncertainties. AT&T Canada has not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal income tax consequences of the Plan to special classes of taxpayers (such as persons who are related to any of the AT&T Canada Companies within the meaning of the Code, foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, persons required to mark-to-market for tax purposes, holding notes in a tax-deferred or tax-advantaged account, as a hedge, a position in a straddle or as part of a conversion transaction for tax purposes, and investors in pass-through entities and holders of Claims who are themselves in bankruptcy). Furthermore, this summary does not address the United States federal income tax treatment or reporting requirements of holders that, as a result of the implementation of the Plan, will receive 10% or more of the voting power or value of the stock of New AT&T Canada.

    THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES THAT ARE APPLICABLE TO THEM UNDER THE PLAN.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

    Pursuant to the Plan, Affected Creditors will receive New Shares of
New AT&T Canada and a cash distribution from the Cash Pool in exchange for their Notes and Affected Claims. Thus, the United States federal income tax consequences of the Plan will depend, in part, on whether the exchange of the Notes and

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Affected Claims for the New Shares (the "EXCHANGE") will constitute a non-recognition transaction described in Section 351(a) of the Code (a "SECTION 351 TRANSACTION").

    Under Section 351 of the Code, if (i) property is transferred to a corporation in exchange for the stock of such corporation, and (ii) immediately after the exchange the transferors are in control of such corporation
(i.e., they own at least 80% of the combined voting power and at least 80% of each other class of stock), then no gain (except as discussed below) or loss is recognized by the transferor on the exchange. AT&T Canada anticipates that these requirements should be satisfied in the case of the Exchange. Thus, AT&T Canada generally expects to treat Affected Creditors as not recognizing gain (except as discussed below) or loss in respect of the Exchange. There can be no assurance, however, that the IRS could not successfully take a contrary position. Moreover, the nonrecognition provisions of Section 351 may not be applicable to certain Affected Creditors that will own 5% or more of the New Shares after the Exchange as discussed below, and to Affected Creditors who themselves are bankrupt. Accordingly, such Affected Creditors are urged to consult their own tax advisors regarding the tax treatment of the Exchange.

    Notwithstanding the qualification of the Exchange as a Section 351 Transaction, an Affected Creditor who receives New Shares in the Exchange and who realizes a gain (i.e., the amount by which the cash plus the fair market value of the New Shares received by such Affected Creditor exceeds such Affected Creditor's basis in the Notes or Affected Claims) on the Exchange will be taxable on such gain to the extent, if any, of (i) the amount of cash received by such Affected Creditor from the Cash Pool and (ii) any accrued market discount on any Notes or Affected Claims acquired by such Affected Creditors (who has not elected to amortize such market discount into income on a current basis) from a prior holder at a market discount. Generally, a Note or Affected Claim will have a "market discount" for federal income tax purposes if the Note or Affected Claim was acquired after its original issuance for less (by more than a prescribed DE MINIMUS amount) than the issue price of such Note or Affected Claim plus the aggregate amount, if any, of original issue discount includable in the income of all holders of such Note or Affected Claim prior to such acquisition.

    The character of any gain as long-term or short-term capital gain or as ordinary income will be determined by a number of factors, including whether the Note or Affected Claim constitutes a capital asset in the hands of the Affected Creditor and how long it has been held, whether the Note or Affected Claim was acquired at a market discount and whether and to what extent the Affected Creditors had previously claimed a bad debt deduction. In general, such gain should constitute capital gain that qualifies as long-term capital gain if as of the Plan Implementation Date the Note or Affected Claim constituted a capital asset and the Affected Creditor held its Note or Affected Claim for more than one year. In contrast, if the Note or Affected Claim does not constitute a capital asset or it is held by an Affected Creditor that (i) purchased such Note or Affected Claim from a prior holder at more than a DE MINIMUS market discount and who has not elected to amortize market discount into income on a current basis or (ii) previously claimed a bad debt deduction with respect to such Note or Affected Claim, all or a portion of such gain generally would be characterized as ordinary income. The maximum regular individual United States federal income tax rate on long-term capital gains is 20%.

    An Affected Creditor's tax basis in any New Shares received in the Exchange will equal such Affected Creditor's tax basis in the Note or Affected Claim surrendered reduced by the amount of cash received in the transaction and increased by the amount of gain recognized in the Exchange. In addition, assuming the Note or Affected Claim is a capital asset in the hands of an Affected Creditor, such Affected Creditor will have a holding period in the New Shares that will include the holding period of the Note or Affected Claim.

    If the IRS were to successfully challenge the treatment of the Exchange as a
Section 351 Transaction, each Affected Creditor would recognize gain or loss in an amount equal to the difference between (i) the cash and fair market value of any New Shares received by the Affected Creditor in the Exchange for its Note or Affected Claim (other than for any accrued but unpaid interest) and (ii) the Affected Creditor's adjusted tax basis in its Note or Affected Claim (other than for any accrued but unpaid interest). In such event, an Affected Creditor's tax basis in any New Shares received will equal the fair market value of such stock and the holding period for such stock generally will begin on the day following the Plan Implementation Date.

    In the case of an Affected Creditor who directly or indirectly owns 5% or more of the voting power or value of the stock of New AT&T Canada immediately after the Exchange, non-recognition treatment would be available only if the Affected Creditor enters into a "gain recognition agreement" with the IRS. A gain

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recognition agreement requires the Affected Creditor to pay United States federal income tax plus interest if certain disposition events occur during the five year period following the Plan Implementation Date. The tax payable by the Affected Creditor generally would equal the amount that would have been payable had the Exchange not qualified as a Section 351 Transaction (as described above). Accordingly, any Affected Creditor owning more than 5% of the voting power or value of New AT&T Canada is urged to consult their own tax advisor.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP OF NEW SHARES

    DIVIDENDS

    The gross amount of distributions, if any, paid on the New Shares (inclusive of any Canadian withholding taxes paid by New AT&T Canada with respect thereto), to the extent made from the current or accumulated earnings and profits of New AT&T Canada, as determined for United States federal income tax purposes, will be included in income by a holder as a foreign-sourced dividend. The amount of any distribution on the New Shares in excess of current and accumulated earnings and profits will first be a tax-free recovery of basis to the extent of (and reduce) such holder's adjusted basis in the stock, and any remaining amount of the distribution will generally be subject to tax to the holder of the stock as capital gain. Because New AT&T Canada is a Canadian corporation, corporate holders may be subject to limitations on their ability to claim the dividends-received deduction.

    Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld therefrom) will be includible in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received, regardless of whether the dividends are converted into U.S. dollars. If Canadian dollars are converted into US dollars on the day they are received, holders generally should not be required to recognize any foreign currency gain or loss. However, if Canadian dollars are not converted into US dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividends are includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. Such currency gain or loss generally will be income or loss from United States sources for foreign tax credit limitation purposes.

    Dividends paid on the New Shares generally will be subject to Canadian withholding taxes. A holder may, however, be eligible for a reduced dividend withholding rate under the applicable United States-Canadian income tax treaty. In addition, a holder may, subject to certain limitations, be eligible to claim a credit or deduction, for purposes of computing its United States federal income tax liability, for any Canadian withholding tax paid in respect of dividends from New AT&T Canada. The calculation of foreign tax credits and, in the case of a holder that elects to deduct foreign taxes, the availability of deductions involves the application of complex rules and limitations that depend upon a holder's particular circumstances. Holders should consult their own tax advisors regarding the possible reduction of the Canadian withholding tax rate pursuant to the United States-Canadian treaty and the availability of foreign tax credits and deductions for any Canadian tax withheld.

    SALE OR OTHER DISPOSITION OF NEW SHARES

    Upon the sale or exchange (other than a conversion) of New Shares, a holder will recognize gain or loss in an amount equal to the difference between
(i) the amount of cash and the fair market value of the property received and
(ii) the adjusted tax basis of the New Shares in the hands of the holder. Such gain or loss generally will be treated as capital gain or loss if the New Shares are held as capital assets in the hands of the holder, except that such gain will be treated as ordinary income to the extent of the aggregate amount of any bad debt deductions claimed by the holder with respect to the Notes or Affected Claims exchanged for such New Shares (less any gain recognized upon such exchange). The maximum regular individual United States federal income tax rate on capital gains is 20% for capital assets held for more than one year. Capital gains on the sale of capital assets held for one year or less are subject to United States federal income tax at ordinary income rates.

    In addition, the gain or loss recognized on a sale or exchange of the New Shares generally will be treated as arising from sources within the United States for United States federal income tax purposes. Holders should

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consult their own tax advisors regarding the foreign tax credit implications of a sale or exchange of the New Shares.

    A holder generally will not be required to recognize any gain or loss upon a conversion of Common Shares into Limited Voting Shares or a conversion of Limited Voting Shares into Common Shares. Rather, the holder's adjusted basis in the shares received upon conversion will equal the holder's adjusted basis in the shares exchanged therefore and the holder's holding period in the shares received upon conversion will include the holding period of the shares exchanged therefore, provided the shares are held as capital assets.

    NEW RIGHTS PLAN

    A holder's receipt of rights to purchase additional stock of New AT&T Canada under the New Rights Plan should not require gain recognition under Section 351 of the Code. However, substantial aspects of the tax treatment of the New Rights Plan, both at the time of the Exchange and at the time, if ever, that stock is issued under such plan, is unclear. Accordingly, holders are urged to consult their own tax advisors regarding the New Rights Plan.

    CONTROLLED FOREIGN CORPORATION STATUS

    The Code provides special anti-deferral rules for certain categories of income earned by a foreign corporation that is a controlled foreign corporation ("CFC") for United States federal tax purposes. A foreign corporation is a CFC if more than 50% of the voting power or value of the stock of the corporation is owned (actually or constructively) by United States shareholders. A United States shareholder is any United States person that owns (actually or constructively) 10% or more of the voting power of the corporation. It is not anticipated that the ownership of the stock of New AT&T Canada will be sufficiently concentrated to cause it to be classified as a CFC. However, there can be no assurance that New AT&T Canada will not be or will not in the future become a CFC. Accordingly, holders that will own (actually or constructively) more than 10% of the voting power of New AT&T Canada after the Exchange are urged to consult with their own tax advisors to determine the tax consequences to them of New AT&T Canada being treated as a CFC for United States federal income tax purposes.

    PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

    The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions (including pledges) of stock of, a foreign corporation that is a passive foreign investment company ("PFIC") for United States federal tax purposes. A foreign corporation is treated as PFIC with respect to a particular taxable year if, for the taxable year, either (i) 75% or more of its gross income is passive income, as defined for United States federal income tax purposes, or (ii) on average for such taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. For purposes of applying the foregoing tests, a foreign corporation is treated as holding directly its proportionate share of the assets and receiving directly its proportionate share of the earnings of any subsidiary corporation in which it owns directly or indirectly at least 25% (by value) of the stock. It is not anticipated that New AT&T Canada or any of its subsidiaries will be classified as a PFIC. However, because New AT&T Canada's assets may vary over time, there can be no assurance that it will not be considered a PFIC in the future. Accordingly, holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

INFORMATION REPORTING AND WITHHOLDING

    All distributions to Affected Creditors under the Plan as well as the payment of dividends on the New Shares, and the proceeds from the disposition of such shares, may, under certain circumstances, be subject to information reporting. Such payments may also be subject backup withholding, the current rate of which is 30%. Backup withholding generally applies to payments of interest, dividends, and other reportable payments if the recipients of such payment (i) fails to furnish its social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN

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provided is its correct number and that it is not subject to backup withholding.
Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain Persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

IMPORTANCE OF OBTAINING PROFESSIONAL TAX ASSISTANCE

    THE FOREGOING IS INTENDED TO BE A SUMMARY ONLY AND NOT A SUBSTITUTE FOR CONSULTATION WITH A TAX PROFESSIONAL. THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME RESPECTS, UNCERTAIN. SUCH CONSEQUENCES MAY ALSO VARY BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF A CLAIM. ACCORDINGLY, EACH HOLDER OF A CLAIM IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

                                  RISK FACTORS

RISK FACTORS RELATING TO NON-IMPLEMENTATION OF THE PLAN

    Bankruptcy of the AT&T Canada Companies and liquidation of their assets appears to be the likely consequence of a failure to implement the Plan. If the Plan is not implemented and another plan is not proposed, an insolvency proceeding involving the liquidation of the assets of the AT&T Canada Companies with a view to recovering the amounts owing the Creditors will likely result. Under a forced liquidation, realizations on the assets of the AT&T Canada Companies will likely be significantly less than the carrying values currently ascribed to such assets in the AT&T Canada Companies" financial statements. See the "Hypothetical Liquidation Assessment" attached as Appendix D to this Circular.

RISK FACTORS RELATING TO THE IMPLEMENTATION OF THE PLAN

NEGATIVE CASH FLOW AND OPERATING LOSSES

    AT&T Canada incurred net losses of $5.3 million, $523.2 million and $733.1 million for the fiscal years ended December 31, 1999, 2000 and 2001, respectively. AT&T Canada's net loss in the nine months ended September 30, 2002 was $1,767.9 million. If losses were to continue it could impact on New AT&T Canada's ability to obtain required additional funds to sustain its operations following the implementation of the Plan.

NEED FOR ADDITIONAL CAPITAL

    There can be no assurance that, following the implementation of the Plan, New AT&T Canada will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity and to finance the operating and capital expenditures necessary to execute its operating strategy if cash flow from operations and cash on hand are insufficient. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require New AT&T Canada to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on New AT&T Canada. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for New AT&T Canada.

BRAND TRANSITION AND CHANGE IN AT&T CORP. RELATIONSHIP

    AT&T Canada currently makes use of, and following the implementation of the Plan during the term of the new commercial arrangements with AT&T Corp. and Enterprises, New AT&T Canada will make use of, certain AT&T Corp. technology as well as certain AT&T trade-marks and trade-names in Canada in respect of its services. The majority of AT&T Canada's current services are offered in Canada under the AT&T brand name and/or trade-names. AT&T Canada and, following the implementation of the Plan, New AT&T Canada will need to design, implement, launch and advertise a new brand name, logo and company signature. There will be a significant cost to effecting such brand transitions.

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    Pursuant to the new commercial arrangements, AT&T Canada, and following the implementation of the Plan, New AT&T Canada is expected to have connectivity and an ongoing commercial relationship with AT&T Corp. However, the new commercial arrangements provide that AT&T Corp. and its affiliates will be permitted to compete with AT&T Canada for customers, including those which currently utilize AT&T Canada's networks and services. There can be no assurance that New AT&T Canada will not incur a significant loss of revenue from business originating with or influenced by AT&T Corp. as a result of those new commercial arrangements. There can be no assurance that the New License Agreement will not be terminated by Enterprises. The New License Agreement contains many provisions which would allow for Enterprises to terminate the agreement prior to December 31, 2003 under certain conditions. The New License Agreement is also terminable by the Licensee under certain conditions. The New License Agreement contains the customary obligations on the part of the Licensee to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the New License Agreement will be resolved pursuant to certain arbitration provisions prescribed in the New License Agreement. There can be no assurance that the New License Agreement will not be terminated early or that the Launch Date and Conversion Date will not be earlier than anticipated. See "New Commercial Arrangements -- New License Agreement".

    There can be no assurance that AT&T Corp. and the AT&T Canada Companies will enter into a new master services agreement (the "MSA"). If the MSA is not entered into by June 30, 2003, absent a written agreement from AT&T Corp. providing otherwise, all Services currently provided pursuant to the Capabilities Agreement and the MCSA will terminate on June 30, 2004. There can be no assurance that the AT&T Canada Companies will have completed their migration to a new network by June 30, 2004. See "New Commercial
Arrangements -- Framework Agreement".

COMPETITION

    AT&T Canada faces, and New AT&T Canada expects to continue to face, intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, CLECs, Internet service providers, Centrex resellers and other current and planned telecommunications providers. AT&T Canada's existing and potential competitors include, without limitation, BCE Inc. and Bell Canada; Telus; Call-Net Enterprises Inc., which operates Sprint Canada; and Bell Nexxia, which is 100% owned by Bell Canada in combination with Aliant Inc. (the alliance of the four Atlantic Canada ILECs) and AT&T Corp. AT&T Canada's, and following the implementation of the Plan, New AT&T Canada's, ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.
AT&T Canada will also face competition from AT&T Corp. and its affiliates.

    In each of the business areas currently served by AT&T Canada and, following the implementation of the Plan, to be served by New AT&T Canada, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services, particularly to residential customers. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of AT&T Canada or New AT&T Canada, as applicable. There can be no assurance that New AT&T Canada will be successful in its attempt to offer services in competition with the services offered by the ILECs.

    Although the ILECs are generally subject to greater pricing and regulatory constraints than the CLECs, the ILECs have, as a result of the regulatory framework and especially the Price Cap Decision, achieved increased pricing flexibility for their local services and maintained control of the existing Public Switched Telephone Network that CLECs must utilize in order to compete. Since CLECs do not have competitively neutral access to this existing ILEC-controlled network and are therefore subject to a significant cost disadvantage, the ILECs continue to be able to compete against the CLECs solely on the basis of price. If the ILECs lower rates or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates charged by New AT&T Canada, which pressure could adversely affect New AT&T Canada.

    AT&T Canada and, following the implementation of the Plan, New AT&T Canada, also face competition from entities utilizing other communications technologies and may face competition from other technologies

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being developed or to be developed in the future. For example, there is a trend toward the convergence of the telecommunications and cable industries. The convergence of the telecommunications and the cable industries may add substantial new competition that could adversely affect the operations and financial condition of New AT&T Canada. There can be no assurance that one or more of the technologies currently utilized by AT&T Canada will not become obsolete at some time in the future.

    Management believes that providers of wireless services will increasingly offer products that will compete with, and ultimately may replace, certain wireline telecommunications services, using new wireless technologies. Competition with providers of wireless telecommunications services may be intense and may further limit the prices with the level of service and price that customers demand at which AT&T Canada and, following the Implementation of the Plan, New AT&T Canada can profitably compete.

    The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new production and services at competitive prices. New AT&T Canada's ability to compete effectively will depend, to a great extent, on its ability to anticipate, invest in and implement, or otherwise obtain new technologies.
New AT&T Canada may be unable to do so. Furthermore, there may not be a demand for any of New AT&T Canada's new products or services, New AT&T Canada may be unable to deliver its new products and services to the public on a timely and competitive basis, and New AT&T Canada may have to make additional capital investments to upgrade or replace its existing technology.

RAPID TECHNOLOGICAL CHANGES

    The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although AT&T Canada has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the New AT&T Canada's technologies will satisfy future customer needs, that the New AT&T Canada's technologies will not become obsolete in light of future technological developments, or that New AT&T Canada will not have to make additional capital investments to upgrade or replace its technology. The effect on New AT&T Canada of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on New AT&T Canada's business, financial condition, results of operations and prospects.

    In addition, New AT&T Canada may be required to select one technology over another before it is possible to predict with any certainty which technology will prove to be the most economical, efficient or capable of attracting customer usage. Furthermore, New AT&T Canada may be unable to develop or acquire new technologies and products to compete effectively in the North American telecommunications market. It is also impossible to predict whether existing, proposed or as yet undeveloped technologies will become dominant or otherwise render the New AT&T Canada's telecommunications services less profitable or less viable. If New AT&T Canada fails to maintain competitive services or obtain new technologies, its business, financial condition and results of operations could be materially adversely affected.

    New AT&T Canada may be adversely affected by the insolvency or bankruptcy of its strategic allies, suppliers or customers. New AT&T Canada relies on the financial stability of its strategic allies, suppliers and customers. The insolvency or bankruptcy of such parties could result in New AT&T Canada not being able to realize on its capital investments, having to make alternate alliances or suppliers arrangements, potentially at significant cost to New AT&T Canada, or being unable to receive revenue or collect receivables from an insolvent or bankrupt customer.

GOVERNMENTAL REGULATION AND POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

    AT&T Canada is, and following the implementation of the Plan
New AT&T Canada will be, subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act and, to a lesser extent, the Radiocommunication Act, administered by Industry Canada. Since the passage of the Telecommunications Act, the policy of the government of Canada and

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subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.

    There can be no assurance, however, that regulatory rulings of the CRTC within that policy framework will not have materially adverse effects on competition whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL

    Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" is not eligible to operate as a Canadian telecommunications common carrier and is not eligible to hold a licence as a radiocommunication carrier unless it is Canadian owned and controlled and is incorporated or continued under the laws of Canada or a province. No more than 20% of the members of the board of directors of an eligible Canadian carrier may be non-Canadians, and no more than 20% of the voting shares of a Canadian carrier may be beneficially owned by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of Canada Corp. and AT&T Telecom Services, and after the Plan Implementation Date, New OpCo, to continue to operate as Canadian carriers could be jeopardized if AT&T Canada and New AT&T Canada, respectively, fail to comply with the requirements relating to ownership and control. In addition to ensuring that New AT&T Canada does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of New AT&T Canada to non-Canadians must be non-voting securities or, if voting securities, issued in proportionate amounts to Canadian residents to continue to meet the ownership restrictions. These ownership restrictions may limit
New AT&T Canada's ability to raise equity capital from non-Canadians.

    The term "control in fact" is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest, whether voting or non-voting.

    Although management believes that it has at all times been in compliance with the relevant legislation, and in particular believes that the current ownership structure of AT&T Canada and that the proposed ownership structure for New AT&T Canada comply with Canadian ownership rules, there can be no assurance that any CRTC or Industry Canada determination or events beyond the control of AT&T Canada will not result in AT&T Canada or New AT&T Canada ceasing to comply with the relevant legislation. Should this occur or should the CRTC or Industry Canada otherwise find AT&T Canada or New AT&T Canada ineligible to operate telecommunications or radiocommunication facilities, the ability of New Opco to act as a Canadian carrier under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and the business of AT&T Canada or New AT&T Canada could be materially adversely affected. If AT&T Canada or New AT&T Canada becomes subject to proceedings before or against the CRTC or Industry Canada with respect to such company's compliance with the relevant legislation, AT&T Canada or New AT&T Canada, as applicable, could be materially adversely affected, even if such company was ultimately successful in such a proceeding.

    On November 19, 2002, Canada's Minister of Industry issued a discussion paper entitled, Foreign Investment Restrictions Applicable to Telecommunications Common Carriers, and announced a parliamentary committee (the "PARLIAMENTARY COMMITTEE") review of the federal government's current policies and legislation governing foreign ownership and control of telecommunications common carriers operating in Canada. The Industry Minister has asked for a report back from the Parliamentary Committee by February 2003 addressing thirteen questions in three specific areas, namely (i) overall investment in the telecommunications sector,
(ii) the experience of other countries in restricting sectional foreign investment, and (iii) the timing of implementation of any changes the government might make to the current foreign investment restrictions. Among the specific questions contained in the federal government's discussion paper was whether altering Canada's foreign

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investment restrictions could materially affect the ability of new competitive providers to establish and maintain financial stability, and to what extent any relaxation of foreign investment restrictions could be linked to the creation of a more competitive Canadian telecommunications industry. In announcing its telecommunications foreign investment review, the federal government stated that "it is time to re-evaluate whether the current approaches represent the most effective means of achieving balanced policy objectives in the telecommunications sector", and questioned how Canadians might gain "access to a larger capital pool for investment in new and improved telecommunications infrastructure without compromising their national sovereignty policy objectives". AT&T Canada intends to participate fully in the review and to argue in favour of liberalization of the investment regime. The federal government has asked that the Parliamentary Committee report back by February 2003 and the Parliamentary Committee has scheduled hearings to take place in late January and early February. Should the federal government decide to liberalize the existing restrictions, legislative amendments would be required. Accordingly, a liberalized regime would not come into effect until the government had introduced the legislation into Parliament and passed amended legislation.

LISTINGS; ABSENCE OF PUBLIC TRADING MARKETS

    The AT&T Canada Companies and New AT&T Canada intend to seek listings on the TSX and on the NASDAQ National Market System for the New Shares and believe, based on legal and financial advice, including advice from the legal and financial advisors to the Ad Hoc Committee as to the estimated number of beneficial holders of the Notes, that New AT&T Canada will be able to meet the listing criteria for the TSX and the NASDAQ National Market System. The consummation of the Arrangement is conditional, among other things, upon the listing of the New Shares on the TSX. The AT&T Canada Companies and
New AT&T Canada will use reasonable best efforts to cause the New Shares to be listed on the NASDAQ National Market System as soon as practicable on or after the Plan Implementation Date. Subject to any change of control transaction, New AT&T Canada will use reasonable efforts to maintain its listing on the TSX and the NASDAQ National Market System for at least three years. If a listing is obtained, there can be no assurance that any such listing will continue or that an active trading market will develop or be sustained. If a market does develop there can be no assurance that the price will reflect the estimated net value of New AT&T Canada. The market price of the New Shares may be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, changes in financial estimates by securities analysts, changes in the regulatory regime governing the telecommunications industry or other events and factors. Historically, securities markets have periodically experienced significant price and volume fluctuations that are unrelated to the financial performance of particular companies. These broad market fluctuations may also adversely affect the market price of the New Shares. See "Certain Regulatory and Other Matters Relating to the Arrangement -- Exchange Listings".

MARKET AND ECONOMIC CONDITIONS

    New AT&T Canada's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for AT&T Canada's and after the Plan Implementation Date, New AT&T Canada's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, New AT&T Canada's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity, in Canada and the United States, has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of AT&T Canada. Such negative trends in global market and economic conditions could have an adverse effect on purchasing patterns of subscribers and customers especially in the case of products and services provided by AT&T Canada and, after the implementation of the Plan, New AT&T Canada that are more subject to being affected by economic slowdown. These negative trends could also adversely affect the financial condition and credit risk of subscribers and customers, which would, in turn, increase uncertainties regarding AT&T Canada's and, after the implementation of the Plan, New AT&T Canada's ability to collect receivables. During the economic slowdown, business

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telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. One or more of these factors could have a significantly negative effect on the financial situation and results of AT&T Canada and after the implementation of the Plan, New AT&T Canada.

                         WHERE YOU CAN FIND INFORMATION

    AT&T Canada files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by AT&T Canada at the public reference rooms of the SEC at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at the Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. SEC filings in the United States are also available to the public from commercial document retrieval services and at the Internet site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    AT&T Canada is subject to continuous disclosure requirements of Canadian securities legislation and the TSX. The former type of the information can be requested from Micromedia, 20 Victoria Street, Toronto, Ontario M5C 2N3, while the later type of material can be inspected at the offices of the TSX, 3rd Floor, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X 1J2 and the Ontario Securities Commission, 20 Queen Street West, 18th Floor, Toronto, Ontario M5H 3S8. Generally, such information is also available at the Internet site maintained by CDS Inc. at www.sedar.com.

    More information about the AT&T Canada Companies' restructuring is available from AT&T Canada's Internet site at www.attcanada.ca/about/capital.

    All materials filed and Court orders issues pursuant to the CCAA Proceedings can be obtained from the Internet site of AT&T Canada's legal counsel, Osler, Hoskin & Harcourt LLP, at www.oslerattcanada.com.

    A hyper link from the Osler, Hoskin & Harcourt LLP Internet site is available to access materials filed and Court orders issued pursuant to the US Proceedings. Interested parties can otherwise obtain this information from AT&T Canada, its legal counsel or the Monitor, upon request.

    The first report of the Monitor dated October 22, 2002, the second report of the Monitor dated November 12, 2002, the third report of the Monitor dated November 25, 2002 and the fourth report of the Monitor dated January 14, 2003 are also available from the Monitor's web site at www.kpmg.ca/attcanada. Interested parties can otherwise obtain this information from the Monitor, upon request.

                                    GENERAL

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE PLAN OTHER THAN THOSE CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, ANY SUCH OTHER INFORMATION OR REPRESENTATION SHOULD BE CONSIDERED NOT TO HAVE BEEN AUTHORIZED.

LEGAL MATTERS

    Certain legal matters in connection with the Plan will be passed upon by Osler, Hoskin & Harcourt LLP, Toronto, and Stroock & Stroock & Lavan LLP,
New York, on behalf of AT&T Canada. Mr. Purdy Crawford is Counsel to Osler, Hoskin & Harcourt LLP. He also serves as a director of AT&T Canada and will be appointed to the boards of each of New AT&T Canada, AT&T Canada and New OpCo as of the Plan Implementation Date. Mr. Crawford does not participate in the financial results of Osler, Hoskin & Harcourt LLP.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

    The auditors of AT&T Canada are and, following implementation of the Plan, the auditors of New AT&T Canada will be KPMG LLP.

    The Transfer Agent and registrar of the shares of AT&T Canada is, and following the implementation of the Plan, the Transfer Agent and registrar of the New Shares will be CIBC Mellon Trust Company at its offices in the cities of Toronto, Montreal and Vancouver.

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    The trustee for the Notes, other than the 7.15% Notes, is the Bank of
New York at its office in the city of New York. The trustee for the 7.15% Notes is CIBC Mellon Trust Company at its offices in the cities of Toronto, Montreal and Vancouver.

APPROVAL OF CIRCULAR BY THE BOARD OF DIRECTORS

    The contents of this Circular and its sending to Affected Creditors have been approved by the boards of directors of each of AT&T Canada, Canada Corp., AT&T Telecom Services, AT&T Fibre, MetroNet US, MetroNet Washington and Netcom.

DATED at Toronto, Ontario, this 20th day of January, 2003.

                                                           AT&T CANADA INC.

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

                                                           AT&T CANADA CORP.

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

                                                           AT&T CANADA TELECOM SERVICES COMPANY

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

                                                           AT&T CANADA FIBRE COMPANY

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

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

                                                           METRONET FIBER US INC.

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

                                                           METRONET FIBER WASHINGTON INC.

                                                                [GRAPHIC]
                                                           By:
                                                                John McLennan
                                                                Vice Chairman and Chief Executive Officer

                                                           NETCOM CANADA INC.

                                                                [GRAPHIC]
                                                           By:
                                                                David Lazzarato
                                                                Executive Vice President and
                                                                Chief Financial Officer

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